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05013385

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Trinity Mirror plc

*CURRENT ADDRESS One Canada Square, Canary Wharf
London E14 5AP

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 2 0 2005
THOMSON FINANCIAL

FILE NO. 82- 3043 FISCAL YEAR 12/28/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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82-3043

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2005 DEC -7 P 2:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-28-03

Trinity Mirror plc Annual Report and Accounts 2003

Trinity Mirror plc

Annual Report and Accounts 2003

Trinity Mirror Annual Report and Accounts 2003

Trinity Mirror plc

Annual Report and Accounts **2003**

Chairman's statement

Chief Executive's statement

Financial highlights

Corporate governance

Accounts

Financial highlights 2003

Group operating profit* growth of 11.5% to £212.5m

2002 £190.5m

Earnings per share* up 10.8% to 41.1p

2002 37.1p

Total dividend up 4.0% to 18.3p

(2002 17.6p)

Turnover* up 1.2% to £1,095.0m

2002 £1082.3m

Operating cash flow up 12.4% to £246.2m

2002 £219.0m

Net debt reduced £61.0m to £605.1m

2002 £666.1m

***On a like for like, pre exceptional items basis as defined in footnotes (1) and (2) on page 14.**

Trinity Mirror is a business of great media brands. Local brands which sit at the heart of the communities they serve. Historic national brands like the world-famous Daily Mirror. Market-leading regional brands like the Liverpool Echo, Birmingham Evening Mail and Newcastle Evening Chronicle. Pre-eminent sports brands like the Racing Post. Brands that have become part of British culture.

Over the course of a week 13.2 million people read at least one of our national newspapers =

28%

of the UK adult population

Over the course of a week 11.8 million people read at least one of our regional newspapers =

25%

of the UK adult population

That means every week

44%

of the UK adult population reads a Trinity Mirror newspaper

*turnover **+1.2%**

*profit **+11.5%**

*eps **+10.8%**

For Trinity Mirror, 2003 was a year not only of transformation, but also one of achievement and delivery. And it is quite something to be able to demonstrate both in a year in which Sly Bailey, our new Chief Executive, was in the post not even for a full year.

The financial performance itself was very satisfactory. Group operating profit* improved from £190.5 million to £212.5 million in the year just ended, an increase of 11.5 per cent. Earnings per share* also improved by 10.8 per cent over the previous year. These results represent the best delivery of shareholder value by this Group for four years and will underpin the Company's drive for development and growth.

Sly Bailey's arrival in February 2003 signalled the beginning of a step change. The management team has been refreshed and the whole executive team has recognised and is committed to improving performance at all levels and across all disciplines. Our strategies have been carefully evaluated, as have our structures and our people. We now have in place a team that can deliver the objectives set by the Board. To date, even in a challenging market place and with an uncertain macro-economic climate, the team has not disappointed.

As Chairman, it has been interesting to watch how both management and staff have eagerly taken the opportunities offered to them to examine and embrace new ideas, to re-invigorate their attitude and to sharpen their commitment to the business; we all want the success of Trinity Mirror.

As the media landscape changes, we are confident that we have the structures and teams in place to drive our business forward successfully. We know what is core to our business and what is not, and we have taken clear action to focus the scope of our businesses and to direct that focus. Our clarity of thinking has removed uncertainty, rumour and speculation about our future. The Group now has the self-confidence and commitment to succeed in a competitive market place, even when sometimes the playing field is a bit uneven!

On behalf of the Board, I would like to express our appreciation to all members of the management and staff of Trinity Mirror for their tremendous efforts over the year. They have embraced willingly and enthusiastically the new leadership, and I am sure that everyone will benefit from a more enjoyable and a more rewarding environment in which to work.

During the year, Roger Harrison retired from the Board. Roger gave immense service to Trinity Mirror over 12 years. His extensive knowledge of the media was of much benefit to us. We will miss his incisive thoughts and commitment but wish him well in his well-earned retirement.

Mark Haysom left the Group after 11 years with us. We wish him well and thank him for his contribution to the Trinity Mirror business over 11 years.

I am very pleased to welcome David Ross to the Board. He brings a depth of independent knowledge to the Board and his extensive consumer experience and wider corporate perspective will help us to continue with the implementation of our growth strategy.

Victor Blank

Sir Victor Blank

*On a like for like, pre exceptional items basis as defined in footnotes (1) and (2) on page 14.

Chief Executive's statement

During 2003 we have implemented numerous changes to improve performance of the Group and the results demonstrate that we are already seeing signs of this despite the challenging market conditions. Most importantly 2003 has also been a year during which we have shown that it is possible to set stretching goals and to achieve them. Put simply it has been a year in which Trinity Mirror has been engaged in the Art of the Possible.

In February we commenced a review of the Group with the objective of identifying the actions required to deliver significantly improved performance and enhanced shareholder value. The review considered all options open to the Group.

In July 2003 we announced the preliminary findings of the review. The review confirmed the potential for improving performance and creating shareholder value by running Trinity Mirror more effectively as a group of publishing businesses.

"We've asked customers what they want from our brands, and responded with new and revitalised products."

It was clear we needed to concentrate on the core job of publishing and to manage our newspapers actively as a portfolio of titles. To this end, we have focused sharply on the management of our brands. We've looked at how we position them, how we support them and how we market them. We've investigated how they interact, how we invest in them and how to improve them.

In pursuit of the 'gold standard' across all of our products and services, we committed ourselves to a greater focus on creativity and innovation across the Group.
We promised regular consumer research to drive new insights and inform changes to our brands and content, and better targeted marketing.

We've asked customers what they want from our brands, and responded with new and revitalised products. We've also identified brands that aren't working or don't fit the portfolio, and made some tough decisions.

As a first step we were determined to lay a firm foundation in terms of this year's performance, principally through a combination of tighter cost management and a more focused publishing approach. This is already evident in the 2003 results which deliver an 11.5% improvement in group operating profits* despite challenging market conditions which contributed to revenues* only growing by 1.2%.

Secondly, it was important that we provided guidance on some specific performance and shareholder value enhancing objectives. The key objectives announced in July 2003 were:

- £25 million (net of re-investment) annualised cost savings in 2005. £4 million in 2003 and an incremental £16 million in 2004
- the disposal of our titles in Ireland
- a policy to increase dividends progressively
- and a commitment to reduce debt.

Against those objectives we have achieved:

- £5.0 million net savings in 2003, and as a result I am confident we are able to increase the targeted incremental savings in 2004 to £18.0 million with annualised net savings in 2005 increased to £30.0 million. Staff numbers were reduced by 314 in delivery of these savings
- the disposal of our regional newspaper titles in Ireland was completed on 15 January 2004 achieving gross sale proceeds of £46.3 million
- the final dividend has been increased by 4.1%, bringing the total dividend for the year to 18.3 pence
- our cash flows have improved, with net debt falling by £61.0 million to £605.1 million.

For our two major divisions the review highlighted that:

- the Regionals businesses are strong with robust, market leading positions in many of the UK's most important metropolitan markets. The 'from Biggest to Best' initiative has delivered an improved performance. However, the division has significant scope for further improvement in revenue, profit and margin, to be achieved through tighter and more focused management and an acceleration in the pace of change
- the National titles remain very large consumer franchises. However, it was clear that the division must focus on strengthening its core publishing skills, and developing a greater understanding of its customers, both readers and advertisers. Clarity of publishing strategy across the Nationals portfolio, coupled with improvements to product content and quality, marketing, availability through the supply chain and ad sales were each identified as key levers to an improved performance of both the top and bottom line.

The review confirmed that with changes to the organisation and management of the business, the value of the Group as a whole is greater than the sum of its constituent parts. To deliver the required transformation an overlapping three-phase performance improving strategy: 'Stabilise Revitalise Grow' was implemented across the Group.

The first phase of the programme is designed to stabilise performance and ensure a robust platform for the future. Clear strategies are now in place across all of the Group's businesses. Structures have been reviewed and where appropriate changed to ensure delivery of objectives. Management changes have ensured we have the right people, with the right skills, in the right jobs, doing the right things.

In the second and overlapping phase we are focused on revitalising our products and services, and on redesigning internal processes and ways of working to become a more agile and efficient Group. A greater focus on creativity and innovation, coupled with regular consumer research, will drive new insights and inform changes to brands and content. Better targeted marketing, and the strengthening of advertising sales capability, will assist in driving top-line revenue growth.

Pursuing the opportunities identified in the first two phases will create the momentum, financial headroom and the organisational capability to access and drive value through longer-term growth opportunities.

This performance-based strategy will deliver enhanced earnings and margins. It will deliver better performance from individual brands and businesses whilst increasing the value of the Group as a whole by capturing the full benefits of scale, sharing of best practice and ensuring that the right level of focus, performance measures and incentives are in place. I am pleased to report that significant progress has been made during the year through the Stabilise and Revitalise phases.

We began by clearly defining the role of the Corporate centre, whilst at the same time improving communication across the Group to ensure that the goals and objectives of the businesses are aligned. Actions already taken include:

- through the Executive Committee, the Corporate centre is playing a greater role in the setting of strategies and budgets for operating businesses. The Committee meets weekly in order to drive momentum, and to track performance, progress, issues and challenges
- a central fund has been created to finance innovation across the Group. Guidance and support from the centre will ensure that the best revenue growth opportunities are receiving appropriate funding and management focus
- a Capex Committee has been established to co-ordinate and manage centrally the Group's capital investment programme to maximise return on all investment
- to ensure that the full value of Trinity Mirror's scale is captured a number of centrally co-ordinated projects have commenced. These include the review of manufacturing, supply chain, procurement, content creation/sharing and advertising sales
- the management of the Finance, HR and IT functions has been centralised. The benefits of this are clear leadership from the centre and higher quality service at lower cost, allowing the businesses to focus fully on driving publishing activities
- a small strategic development team has been created to begin exploring the longer-term growth options and routes that may lie open to the Group.

*On a like for like, pre exceptional items basis as defined in footnotes (1) and (2) on page 14.

During 2003 we have focused on the management of our portfolio, developing clear market positions for our titles and differentiating our products in the eyes of our customers. In practical terms it means we have made clear distinctions between newspapers we own which compete in the same marketplace; we have ended the price discounting strategy for the Daily Mirror and we have stopped the price competition between our titles in Scotland. The rigorous management of our portfolio has led to a better understanding of the needs and requirements of our readers through a continuous process of research.

For the Regionals division, a more focused approach on margin has significantly accelerated the pace of performance improving initiatives. This, coupled with a more aggressive approach to increasing cover prices, has contributed to an improved performance in 2003.

In our Nationals business the senior management team of the division has been substantially restructured with a number of key management changes made. Numerous changes have been made to improve performance through better publishing of core products and tighter management of the cost base. As a result of these actions we expect to see an improvement in both circulation and advertising performance during 2004.

The Group's Sports titles have sustained and strengthened their market leading positions in the growing market for horseracing and sports betting. Changes have been made in working practices to seven day publishing to accommodate more Sunday racing.

The Magazines and Exhibitions division has continued its programme of restructuring the portfolio to improve overall performance of the core products whilst looking to divest or close non-core loss-making activities.

Arrow Interactive is being repositioned as a vehicle for primarily servicing the needs of the Group. We feel this repositioning will better drive revenue opportunities across our titles.

"In short, we will not allow ourselves to be out-published by our competitors."

The specific benefits of closer co-operation between our brands have become obvious and for the first time our constituent parts – Nationals and Regionals, Sports and Digital, Magazines and Exhibitions – are operating as a Group. In November 2003 we held the first Groupwide senior management conference attended by our top 55 senior managers. The agenda focused on the practical application of our strategy. We plan to meet again in May 2004 in order to drive momentum and explore new initiatives together.

We said we would take a more focused publishing approach, and this is precisely what we have done. In short, we will not allow ourselves to be out-published by our competitors.

Having restructured the senior management team and reinvigorated the focus and direction of the Group through the performance based strategy 'Stabilise Revitalise Grow', in 2004 we will build on the achievements of 2003 and continue to drive further improved performance.

Sly Bailey

Financial highlights

	2003 £m	2002[3] £m	% change
Turnover			
– actual	**1,095.1**	1,089.3	0.5%
– like-for-like[1]	**1,095.0**	1,082.3	1.2%
Group operating profit pre exceptional items[2]			
– actual	**212.5**	191.0	11.3%
– like-for-like[1]	**212.5**	190.5	11.5%
Group operating profit post exceptional items[2]			
– actual	**100.5**	59.8	68.1%
– like-for-like[1]	**100.5**	59.3	69.5%
Profit before tax pre exceptional items[2]	**172.5**	155.5	10.9%
Profit before tax post exceptional items[2]	**60.6**	26.2	131.3%
	%	%	
Operating margin pre exceptional items[1]	**19.4**	17.6	1.8%
Per share	Pence	Pence	
Underlying earnings pre exceptional items	**41.1p**	37.1p	10.8%
Exceptional items[2]	**(36.5)p**	(43.7)p	16.5%
Basic earnings/(loss) post exceptional items	**4.6p**	(6.6)p	169.7%
Dividend	**18.3p**	17.6p	4.0%

Footnotes

[1] Turnover and operating profit adjusted to exclude the results of Post Publications Limited and Ethnic Media Group Limited which were disposed of in June 2002, Channel One which ceased trading in November 2002 and Wheatley Dyson & Son Limited which was disposed of in February 2003. During the 52 weeks ended 28 December 2003 these businesses achieved turnover of £0.1 million (2002: £7.0 million) and operating profit of £nil (2002: £0.5 million)

[2] Group operating exceptional items of £112.0 million (2002: £131.2 million) include a £100.0 million (2002: £125.0 million) impairment charge against the carrying value of the publishing rights and titles of the Regional titles in London and the South East (2002: Midlands). Total exceptional items before tax of £111.9 million (2002: £129.3 million), and after tax of £106.7 million (2002: £127.5 million), also include the net profit on the disposal of subsidiary undertakings, and, in 2002, the Group's share of associates' non-operating exceptional items

[3] Turnover has been restated to reflect Arrow Interactive revenues net of commissions payable to third parties. This change in accounting policy has no impact on the Group operating profit for 2003 or 2002

Regionals

The Regionals division, including Metros and Digital Media, delivered a robust performance during 2003.

The division achieved operating profit* growth of 10.2% to £123.9 million with turnover* increasing by 2.1% to £525.2 million and operating margin* increasing by 1.7% to 23.6%.

A strong advertising performance, coupled with tight cost control, enabled the Group's Metro titles to move into profit ahead of expectations, achieving an operating profit of £0.2 million (2002: £1.5 million loss).

Digital media activities benefited from increased revenues following the introduction of charges for advertising uploaded to the web together with further reductions to the cost base. Losses were reduced by £3.8 million (50.0%) from £7.6 million to £3.8 million.

The Regional newspaper titles in Ireland were put up for sale in July 2003. A sale to 3i was announced on 1 December 2003 and was completed on 15 January 2004.

Turnover* £m

2002	514.4
2003	525.2

Operating profit* £m

2002	112.4
2003	123.9

Advertising revenue* by category £m

	2003	2002
Display	**126.0**	125.7
Recruitment	**121.6**	118.1
Property	**47.4**	43.4
Motors	**38.7**	40.2
Other	**70.3**	67.1

Largest regional titles	Daily circulation[a] 2003	Average readers[b] 2003
Morning		
Daily Post (Liverpool)	61,046	179,736
Western Mail	45,849	193,420
The Journal (Newcastle)	44,325	102,990
Evening		
Liverpool Echo	139,341	388,386
Birmingham Evening Mail	110,818	392,843
Evening Chronicle (Newcastle)	93,838	273,500
Sunday		
Sunday Mercury (Birmingham)	86,993	288,759
Sunday Sun (Newcastle)	87,492	198,598

[a] Average ABC Jan-Dec 2003
[b] JICREG Jan 2004

*On a like for like, pre exceptional items basis as defined in footnotes (1) and (2) on page 14

Nationals

The Nationals division, incorporating the UK and Scottish Nationals, has benefited from a significant change in focus, direction and a number of senior management changes during 2003.

The division achieved operating profit* growth of £8.2 million (10.6%) from £77.6 million to £85.8 million. This performance was despite volatile advertising conditions which contributed to total revenues falling by £1.8 million from £494.0 million to £492.2 million.

Whilst the impact of volatile advertising conditions was partially offset by the restoration to full cover price for the Daily Mirror in England and Wales, a competitive market driven by substantial promotional activity resulted in disappointing circulation performance which reduced the impact of the increased cover price.

Tight management of the cost base and a reduction in newsprint prices contributed to the division improving operating margins* by 1.7% from 15.7% to 17.4%.

Turnover £m

2002	494.0
2003	492.2

Operating profit* £m

2002	77.6
2003	85.8

Revenue by title £m

	2003	2002
Daily Mirror	**255.5**	248.2
Sunday Mirror	**65.5**	68.0
The People	**40.6**	44.7
Daily Record	**72.5**	74.4
Sunday Mail	**25.9**	26.9
Other	**32.2**	31.8

National titles	Daily circulation '000[1]	Average readers '000	Market share %[4]
Daily Mirror	1,940	4,529[2]	20.0
Sunday Mirror	1,606	4,883[2]	15.4
The People	1,088	2,403[2]	10.4
Daily Record[5]	462	1,375[3]	39.5
Sunday Mail[5]	563	1,527[3]	36.0

[1] Average circulation for 6 months to December 2003
[2] NRS 6 months to November 2003
[3] NRS 6 months to September 2003
[4] Share of tabloid market 6 months to December 2003
[5] Within Scottish market only

Sports

The Sports division continues to deliver strong performances with operating profits* increasing by 20.3% to £14.2 million (2002: £11.8 million).

Circulation revenues grew by 8.4% reflecting cover price increases for all titles and strong circulation performance for the Racing Post with volumes increasing by 1.0% year-on-year (excluding Sunday sales).

The division achieved strong advertising revenue growth of 11.9%, driven by growth in the second half of 20.0% reflecting continued strength in the core advertising markets.

Turnover £m

2002	39.4
2003	43.4

Operating profit* £m

2002	11.8
2003	14.2

Sports titles

	Daily circulation
Racing Post**	79,736
Racing and Football Outlook	No ABCs
Raceform Update	No ABCs
Weekender**	19,479

** ABC July-Dec 2003

Magazines & Exhibitions

The division achieved operating profit* of £4.8 million representing a fall of 9.4% (£0.5 million). Turnover fell by 1.6% (£0.5 million) primarily from a reduction in advertising revenue of 4.0% (£0.6 million).

A new wedding show was successfully launched in 2003 generating revenues of £0.4 million.

Turnover £m

2002	31.0
2003	30.5

Operating profit* £m

2002	5.3
2003	4.8

Principal magazines	Average no. of sales
Back Street Heroes	25,033
Streetfighters	21,518
Build It	27,350
Inside Housing	26,030
Micro Mart	24,116

Principal exhibitions	No. of attendees
National Boat, Caravan and Leisure Show	133,761
National Wedding Shows	55,460

Arrow Interactive (formerly Voice Media)

Arrow Interactive is a provider of interactive telephone response services to both internal newspaper operations and external media and advertisers. Due to significant pressure during the year on margins for telephony and in particular TV contracts, the division reported an operating loss* for the year of £0.3 million (2002: £0.2 million operating profit*).

Turnover £m

2002	3.5
2003	3.7

Operating profit/(loss)* £m

2002	0.2
2003	(0.3)

Central costs

During the year central costs* fell by £0.9 million, from £16.8 million to £15.9 million. The fall in costs is primarily due to reduced consultancy and severance costs.

Group

Within the following financial highlights, all figures are presented on a like-for-like[1] pre exceptional items[2] basis unless otherwise specified. Turnover has been restated to reflect Arrow Interactive revenues net of commissions payable to third parties. This change in accounting policy has no impact on the Group or total operating profit in 2002 and 2003.

In uncertain and challenging market conditions the operating profit[1,2] and earnings per share, before exceptional items, increased by 11.5% and 10.8% respectively. Operating margins[1,2] increased from 17.6% to 19.4% with Regionals division improving operating margin[1,2] from 21.9% to 23.6% and Nationals division improving operating margin[2] from 15.7% to 17.4%. Dividends have been increased by 4.0% to 18.3p per share.

The 'Stabilise Revitalise Grow' strategy announced in July 2003 to improve performance and enhance shareholder value is delivering ahead of expectations. The 2003 performance has benefited from net cost savings of £5.0 million from initiatives arising from the Chief Executive's Review, incremental cost savings of £9.2 million from ongoing cost reduction programmes which have contributed to annualised costs savings of £42.0 million since 2001, and a reduction in newsprint prices which contributed £10.7 million. The cost savings arising from the Chief Executive's Review are targeted to deliver net incremental savings of £18 million in 2004 and net annualised savings of at least £30.0 million for 2005.

The Group continued to generate strong cash flows during the year with net cash flow from operating activities of £246.2 million (2002: £219.0 million) contributing to net debt falling by £61.0 million to £605.1 million (2002: £666.1 million).

The annual review of the carrying value of the Group's publishing rights and titles, undertaken in accordance with FRS 10, has indicated that an impairment charge of £100.0 million was required. The impairment charge reduces the carrying value of the Regional titles in London and the South East. In 2002 an impairment charge of £125.0 million related to the Regional titles in the Midlands.

During the year, the FRS 17 pension deficit has increased from £163.1 million to £248.1 million (net of deferred tax). Total contributions to defined benefit pension schemes to fund ongoing accrual of benefits and past service deficits increased by £7.8 million to £25.2 million in 2003.

All the Group's defined benefit pension schemes are funded in accordance with MFR (Minimum Funding Requirements). The FRS 17 operating profit charge, before past service costs (£1.7 million), was £24.5 million in 2003 and is expected to be £32.6 million in 2004.

"The 'Stabilise Revitalise Grow' strategy announced in July 2003 to improve performance and enhance shareholder value is delivering ahead of expectations."

Operating reviews

Regionals division

The Regionals division has robust, market leading titles in many of the UK's most important metropolitan markets. Whilst the division had undergone a period of change through the 'from Biggest to Best' programme since 2001, 2003 represented a period of significant change following the Chief Executive's Review which highlighted scope for further improvement. Key areas identified for accelerating the performance of the division included:

- improving circulation revenues by implementing a more aggressive cover pricing strategy
- improving advertising performance
- cost reduction through delayering management structures and regionalisation
- accelerating the pace of change. The change programme was moving too slowly on too many fronts.

Despite a difficult economic environment and uncertainty created by the war in Iraq in the first quarter the division has made significant progress in improving performance during 2003.

Arresting circulation volume decline and increasing readership levels remain a key challenge for the industry as busier lifestyles and growing media choice affects consumers. However, the inherent strength of our brands, coupled with a vigorous, on-going product development programme, enabled the Group to limit volume declines in line with our peer group whilst increasing circulation revenues in the second half.

A strong focus continues in this area to:

- develop editorial to ensure we meet readers' needs
- have the product in the correct place at the right time by focusing on the supply chain
- develop home delivered sale through best practice direct distribution methods
- optimise the return on our marketing investment
- ensure we have appropriate point of sale methods as the range and nature of the retail business changes
- add value through new or enhanced content
- use this overall, publishing-led philosophy to implement a more aggressive cover-pricing policy than in recent years.

Research into the impact of cover price increases on circulation volumes confirmed that sensible cover price increases had little impact on the overall circulation of most regional newspaper titles. This research enabled a more aggressive cover pricing policy to be implemented in the second half of the year within a framework of 'little and often'. The benefits of this policy are clearly evident in the improved circulation revenue performance in the second half of the year.

Advertising represents the key revenue stream for the division and improving performance remains a key objective of the division. Revenue improving initiatives completed in the year included:

- better segmentation of our markets to better understand revenue trends and identify opportunities
- sharing of 'best practice' throughout our businesses
- yield optimisation and control systems
- improved performance monitoring through a more sophisticated method of recording overall and new business call rates
- improved prospecting and contact management systems using marketing databases to source business leads
- a new and more efficient advertising booking system.

In short, our Advertisement function will be more efficient and more effective than before and this will drive future revenue development.

During the second half of the year the management team of the division has been significantly scaled back and is now focused on co-ordinating activity within the regions with regional management taking more responsibility and having a greater involvement in specific business development initiatives.
In addition to a more focused divisional and senior management team through delayered management structures, the division works closely with the Group functions to reduce duplication and drive Groupwide performance improving initiatives.

A new Managing Director has been appointed to the business in the South. We are currently reviewing all aspects of this business with the objective of improving performance.

The division continued its regionalisation programme, which delivered significant cost and operational benefits. The division, excluding Ireland which was successfully disposed of on 15 January 2004, operates through 6 regions. These are Scotland, North East, North West, Midlands, South Wales and South.

"The division has made significant progress in improving performance during 2003."

Whilst improving performance of the core regional newspaper titles and Digital Media, innovation remains a key component of our revenue generating activity. A range of activity to generate new revenue streams has been ongoing during the year. Examples include:

- identifying and rolling out new product ideas across the business. These range from wedding supplements to career related publications to business exhibitions
- an industry leading CV matching service which is now offered to advertisers and a database of readers' CVs which had grown to over 30,000 across the division by the year end
- a ground-breaking advertising deal with Unilever to promote branded goods. This resulted from working with an industry partner to offer unique coverage in the UK by packaging our leading titles
- selling all of the Group's online recruitment advertising via AMRA to offer potential advertisers extended coverage around the UK
- the development of an internal content sharing system, initially focused on motors. All motors based content is available to all titles and this has enabled us to simultaneously cut costs, improve quality, better serve client needs and launch new sections.

The drive to improve performance also moved the Metros into profit for the first time and significantly reduced Digital Media losses.

Investment also continues in our manufacturing capabilities. A new full-colour press came on stream in Cardiff in mid-2003, and new colour press facilities are on schedule to be delivered in 2004 in Teesside and the Midlands.

As a result of actions taken during the year the division achieved double-digit profit* growth and margin* improvement despite a modest overall increase in revenues. The underlying concepts of driving continuous improvement through benchmarking, capturing benefits of scale, sharing best practice and investing to sustain long-term growth are fully embedded within the division. These concepts underpinned cost reduction through standardised best practice working in editorial, advertising and back office functions. In 2004, further benefits will accrue from initiatives commenced in 2003, along with further efficiency measures currently in planning stage.

Review of financial performance

The Regionals division achieved a robust performance during 2003, building on the achievements of 'from Biggest to Best' and the further significant improvements implemented following the Chief Executive's Review. Early in the year, as the effects of the impending war in Iraq impacted revenues, it was apparent that a recovery in advertising revenue was unlikely and the difficult trading conditions experienced in 2002 and in particular for the South were likely to continue into 2003. In view of the difficult market conditions, profit improvement initiatives were accelerated following the appointment of Sly Bailey as Chief Executive in February, with further vigour and focus provided by the performance improving 'Stabilise Revitalise Grow' strategy announced in July 2003.

The turnover* and operating profit* of the Group's Regionals division, incorporating Metros and Digital Media, is as follows:

	2003 like-for-like £m	2002 like-for-like £m	Change like-for-like %	Margin like-for-like 2003	Margin like-for-like 2002
Turnover*					
Regional newspaper titles	510.9	504.6	1.2%		
Metros	10.5	9.1	15.4%		
Digital media activities	3.8	0.7	442.9%		
Regionals division	525.2	514.4	2.1%		
Operating profit*					
Regional newspaper titles	127.5	121.5	4.9%	25.0%	24.1%
Metros	0.2	(1.5)	113.3%	1.9%	(16.5)%
Digital media activities	(3.8)	(7.6)	50.0%	n/a	n/a
Regionals division	123.9	112.4	10.2%	23.6%	21.9%

*On a like for like, pre exceptional items basis as defined in footnotes (1) and (2) on page 14.

	2003 actual £m	2002 actual £m	Change actual %	Margin actual 2003	Margin actual 2002
Turnover					
Regional newspaper titles	511.0	511.6	(0.1)%		
Metros	10.5	9.1	15.4%		
Digital media activities	3.8	0.7	442.9%		
Regionals division	525.3	521.4	0.7%		
Operating profit pre exceptional items					
Regional newspaper titles	127.5	122.0	4.5%	25.0%	23.8%
Metros	0.2	(1.5)	113.3%	1.9%	(16.5)%
Digital media activities	(3.8)	(7.6)	50.0%	n/a	n/a
Regionals division	123.9	112.9	9.7%	23.6%	21.7%

The turnover analysis of the Group's Regionals division, incorporating Metros and Digital Media, is as follows:

	2003 actual £m	2002 actual £m	Change actual %
Advertising	404.0	398.2	1.5%
Circulation	81.5	82.0	(0.6)%
Other	39.8	41.2	(3.4)%
Total revenue	**525.3**	**521.4**	**0.7%**

	2003 like-for-like £m	2002 like-for-like £m	Change like-for-like %
Advertising	404.0	394.5	2.4%
Circulation	81.5	81.1	0.5%
Other	39.7	38.8	2.3%
Total revenue*	**525.2**	**514.4**	**2.1%**

Operating profit* The Regionals division achieved operating profit growth of 10.2% to £123.9 million with turnover increasing by 2.1% to £525.2 million and operating margin increasing by 1.7% to 23.6%. The Regional newspaper titles achieved 4.9% growth in operating profit despite continued difficult trading conditions in London and the South East. A strong advertising performance, coupled with tight cost control, enabled the Group's Metro titles to move into profit ahead of expectations achieving an operating profit of £0.2 million (2002: £1.5 million loss). Digital media activities benefited from increased revenues together with further reductions to the cost base. Losses were reduced by £3.8 million (50.0%) from £7.6 million to £3.8 million. This continued the trend started in 2002 and we expect Digital Media to achieve break even by the end of 2004.

Advertising revenue* for the Regionals division increased by 2.4% from £394.5 million to £404.0 million. The improved performance has been driven by advertising revenue growth of 1.5% for the Regional newspaper titles excluding Metros, 15.6% growth for Metros and Digital advertising revenues of £2.4 million (2002: £nil).

The division experienced improving advertising conditions in the second half of 2003 with advertising revenues increasing by 4.1% compared with growth of 0.6% for the first half.

London and the South East continue to prove difficult with advertising revenue declining by 2.5% for the year. However, an improving trend has emerged with London and the South East achieving revenue growth of 1.0% in the fourth quarter of the year which represents the first period of year-on-year growth since the first quarter of 2001. Excluding London and the South East, the Regional newspaper titles, excluding Metros, achieved advertising revenue growth of 2.8% for the year.

*On a like for like, pre exceptional items basis as defined in footnotes (1) and (2) on page 14.

All regions, with the exception of London and the South East, achieved year-on-year advertising growth. Excluding London and the South East, all categories, with the exception of Motors, achieved year-on-year growth with total display up 0.6%, Recruitment up 4.1%, Property up 8.4% and other classified categories up 3.5%. Motors was down 2.8%.

Metros achieved strong advertising growth of £1.4m (15.6%) driven primarily by a 14.1% increase in National Display.

The introduction of charges for the upload of recruitment advertising to the web contributed to advertising revenue for Digital Media activities of £2.4 million (2002: £nil). Further improvements in revenues are expected during 2004.

Regionals division – advertising

Display	**126.0**
1 Local	85.0
2 National	41.0

Classified	**278.0**
1 Recruitment	121.6
2 Property	47.4
3 Motors	38.7
4 Other	70.3

Circulation revenue* for the Regional newspaper titles increased by 0.5% from £81.1 million to £81.5m. An improved performance in the second half saw revenues grow by 1.9% compared to declines of 1.0% in the first half. The improvement in the second half reflects a more aggressive approach to cover prices increases.

During the year the division increased cover prices for 2 daily morning titles, 7 evening titles, 30 weekly titles and 1 Sunday title. The cover price increase ranged from 1p to 3p.

Regionals newspapers – weekly circulation

Paid for	**'000**
1 Morning daily	1,291
2 Evening daily	3,411
3 Sunday	231
4 Weekly	1,060
Free	
5 Daily	1,276
6 Weekly	5,640

Other revenue* for the Regionals division, which includes leaflet distribution, external printing, telephone revenues, sponsorship, reader offers and events, increased by £0.9 million (2.3%) from £38.8 million to £39.7 million. The improvement was driven substantially by a £0.7 million (100%) increase in Digital Media other revenues.

Exceptional costs of £6.2 million (2002: £7.9 million) were incurred for severance and other costs to achieve the cost savings from the Chief Executive's Review and the ongoing cost reduction plans of 'from Biggest to Best'. The Regionals division delivered incremental cost savings of £8.2 million in the year, which includes £2.6 million for Chief Executive initiatives.

Nationals division

The Nationals division, incorporating the UK and Scottish Nationals, has undergone significant changes in focus and direction in 2003.

The Chief Executive's Review highlighted the need for the division to focus on strengthening its core publishing skills, and develop a greater understanding of its customers, both readers and advertisers.

Clarity of publishing strategy across the portfolio, coupled with improvements to product content and quality, marketing, availability through the supply chain and advertising sales were each identified as key levers to an improved performance of both the top and bottom line.

Following the review, the Nationals senior management team has been substantially restructured with a number of key management changes:

- the Editors of the three UK Nationals now report directly to the Chief Executive
- Ellis Watson has been appointed General Manager of the Nationals division, directly overseeing the commercial areas of the business – circulation, advertising and marketing
- a new Director of Advertising has been appointed for UK Nationals, reporting to the General Manager
- new editors appointed at the Daily Record and The People.

A Nationals portfolio strategy has now been developed, with clear consumer propositions and market positions for each title, reflected in content, tone, marketing and pricing.

The regular and disciplined use of consumer research has also been introduced to inform publishing and editorial decisions and refine and evolve reader appeal.

The combination of these changes and closer co-operation between all operations in the UK and Scottish Nationals means the division is better positioned to improve performance.

This, coupled with benefits driven by the Groupwide transformation programme 'Stabilise Revitalise Grow', will ensure the titles are actively managed as a portfolio, delivering strong cash flows through a sustained focus on innovation and effective cost management.

UK Nationals

During the year, the editorial proposition and strategic development of the three UK Nationals has been substantially refined.

The most significant changes were implemented on the Daily Mirror, which had been pursuing a more serious news agenda and a strategy to increase frequency of purchase through cover price cuts. The price cutting strategy for the *Daily Mirror* ceased on 31 March 2003 and the full Monday to Friday cover price of 32p was reinstated. In addition the editorial proposition of the title has moved to a focus on 'what matters' to readers delivered through seriously good popular journalism.

Numerous other changes have been made to improve performance through better publishing of core products and tighter management of the cost base:

- a substantial revamp of the Daily Mirror's Saturday package. Both 'The Look', an improved newsprint product, and the expensive glossy 'M' magazine have been discontinued and replaced by glossy TV listings magazine 'We Love Telly!' and a new football-focused section 'FC'. In addition to better serving our readers these changes contributed to significant cost savings

"A Nationals' portfolio strategy has now been developed, with clear consumer propositions and market positions for each title."

- in January 2004, the Daily Mirror replaced its Saturday racing pullout 'The Winner' with a 'Racing Post Extra' pullout drawing upon the best-in-class 'Racing Post' brand and expertise
- the Scottish edition of the Daily Mirror increased its Monday to Friday cover price to 30p on 29 December 2003, the third cover price increase during 2003, with the Saturday price increased by 5p to 40p. This reflects our portfolio management strategy in Scotland.

In the Sunday market a lack of focused portfolio management had resulted in the Sunday Mirror and The People competing against each other for readers. During 2003, changes were made to differentiate the titles to minimise competition between them.

- since the appointment of a new editor at The People in March, the circulation of both the Sunday Mirror and The People has remained at approximately 1.6m and 1.1m respectively
- in addition to 5p cover price increases made in 2003, cover prices have been increased by 5p to 75p for The People and by 10p to 80p for the Sunday Mirror in January 2004
- these increases coincided with a new 'Homes and Holidays' supplement for the Sunday Mirror, and an improved glossy supplement for The People, 'Take it Easy', both launched in January 2004. With distinct editorial content, both supplements are designed to improve reader value and advertiser appeal, as well as to minimise competition between the titles through clear differentiation.

Scottish Nationals

Our Scottish titles operate in an extremely competitive market. During the year an end to price cutting by the UK Nationals coupled with an increased focus on Scottish editorial have started to stabilise the performance of the Record, which had been undoubtedly adversely affected by the lack of attention in these areas.

A new Editor, Bruce Waddell, joined the Daily Record from the Scottish Sun in September 2003. Making the title more contemporary and in tune with a modern Scotland has been his major editorial focus. Since his appointment the circulation performance has shown signs of improvement.

The paper has embarked on a period of change in terms of design, content and tone of voice:

- 'We love Telly!' content re-branded as 'TV Record' and incorporated into the Daily Record Saturday package, highlighting the benefit of closer co-operation between businesses. Launched in September, 'TV Record' provides a more robust advertising platform
- a regionalised sports section 'Sportsweek' was launched in August, in order to capitalise on the growing consumer appetite for local sports coverage. The 16-page colour supplement covers a wide array of local sports across four geographic regions
- a new Entertainments section, 'The Razz' has been launched with the objective of lowering the age profile of the Daily Record. In parallel five new columnists have joined the paper and a new Business section has been launched
- the implementation of the portfolio management strategy also benefited the Daily Record, allowing it to piggyback several of the Daily Mirror's promotions in a more creative way.

During the year, there has also been a detailed examination of the economic contribution of each element of the publishing mix. The conclusions led to the closure of the 'Vital' supplement in the Daily Record, as well as the monthly entertainment and sports magazines in the Sunday Mail.

Simultaneously, cost savings generated through cessation of non-contributing supplements in the Sunday Mail were reinvested in increasing the pagination of the Sunday Mail's 'Seven Days' magazine.

As the Sunday Mail accelerates its differentiation from the rest of the market, we are confident that the 10p increase in cover price from January 2004, combined with further editorial improvements and upweighted marketing support, will produce significant circulation progress in 2004.

Review of financial performance

The turnover and operating profit of the Group's Nationals division is as follows:

	2003 £m	2002 £m	Change %	Margin 2003	Margin 2002
Turnover					
– UK Nationals	386.2	384.3	0.5%		
– Scottish Nationals	106.0	109.7	(3.4)%		
Total	**492.2**	**494.0**	**(0.4)%**		
Operating profit*					
– UK Nationals	60.8	51.9	17.1%	15.7%	13.5%
– Scottish Nationals	25.0	25.7	(2.7)%	23.6%	23.4%
Total	**85.8**	**77.6**	**10.6%**	**17.4%**	**15.7%**

*On a like for like, pre exceptional items basis as defined in footnotes (1) and (2) on page 14.

Operating profit* The Nationals division achieved operating profit growth of £8.2 million from £77.6 million to £85.8 million, despite difficult advertising conditions which contributed to total revenues falling by £1.8 million from £494.0 million to £492.2 million. Whilst the impact of difficult advertising conditions was partially offset by the restoration to full cover price for the Daily Mirror in England and Wales, a competitive market driven by substantial promotional activity resulted in disappointing circulation performance which reduced the impact of the increased cover price.

Tight management of the cost base and a reduction in newsprint prices contributed to the division improving operating margins* by 1.7% from 15.7% to 17.4%. Operating margins* for the UK Nationals improved by 2.2% to 15.7% and for the Scottish Nationals by 0.2% to 23.6%.

Circulation revenue increased by 0.5% from £260.7 million to £261.9 million. The increase is after price-cutting activity at a cost of £8.0 million (2002: £23.5 million), including £6.9 million (2002: £21.8 million) for the Daily Mirror. Whilst some of the benefit of the increased revenue drove the operating profit of the division, a substantial element has been redirected to marketing spend, which was significantly reduced during the price-cutting activity.

The UK Nationals circulation revenue increased by 0.9% to £207.8 million (2002: £205.9 million). An increase in cover prices for the Daily Mirror to 32p (same level as before the price-cutting activity commenced) reduced the cost of cover price activity to £6.9 million from £21.8 million in 2002. In addition, as part of the proactive portfolio management agenda, the cover price of the Monday to Friday Scottish Daily Mirror was increased in 5p steps from 10p in April 2002 to its full cover price of 30p on Monday 29 December 2003. This, coupled with cover price increases for both Sunday titles, offset the impact of circulation volume declines for all three titles.

The Daily Mirror circulation volume over the 12-month period fell by 7.2% (3.4% fall in 2002). Excluding sampling, which was discontinued from May 2002, circulation fell by 6.8% (2.0% fall in 2002). The disappointing circulation performance reflects the impact of a significant fall in circulation volumes following the re-instatement of the Monday to Friday cover price from 20p to 32p on 31 March 2003 in the Southern regions.

In April 2003 the circulation of the Daily Mirror fell to 1,929,000 copies, which represented one of the worst month-on-month performances experienced by the title in recent history. However, since April, circulation of the title has remained above 1.9 million. This reflects the gradual change in editorial tone over the period towards seriously good popular journalism rather than one of serious news. A combination of strong editorial exclusives (Tony Martin, Paul Burrell, Buckingham Palace security), better marketing and a revamped Saturday package including the 'We Love Telly' magazine have helped this performance.

National newspapers – revenue by type

	Total national newspapers			UK national newspapers			Scottish national newspapers		
	2003 £m	2002 £m	Change %	2003 £m	2002 £m	Change %	2003 £m	2002 £m	Change %
Circulation	261.9	260.7	0.5%	207.8	205.9	0.9%	54.1	54.8	(1.3)%
Advertising	190.1	194.2	(2.1)%	141.8	144.0	(1.5)%	48.3	50.2	(3.8)%
Other	40.2	39.1	2.8%	36.6	34.4	6.4%	3.6	4.7	(23.4)%
Total revenue	**492.2**	**494.0**	**(0.4)%**	**386.2**	**384.3**	**0.5%**	**106.0**	**109.7**	**(3.4)%**

National newspapers – circulation

	Revenue 2003 £m	Revenue 2002 £m	change %	Volume[a] 2003 '000	Volume[a] 2002 '000	change %	Market share[b] 2003 %
Daily Mirror	140.5	134.8	4.2%	1,940	2,104	(7.8)%	20.0%
Sunday Mirror	39.4	40.4	(2.5)%	1,606	1,732	(7.3)%	15.4%
The People	27.9	30.7	(9.1)%	1,088	1,245	(12.7)%	10.4%
Daily Record	36.7	37.8	(2.9)%	462[c]	488[c]	(5.3)%	39.5%
Sunday Mail	15.9	15.7	1.3%	563[c]	590[c]	(4.6)%	36.0%
Other Scottish related titles	1.5	1.3	15.4%	–	–	–	–
Total	**261.9**	**260.7**	**0.5%**	**5,659**	**6,159**	**(8.1)%**	

[a] *Average circulation for 6 months to December 2003*
[b] Share of tabloid market 6 months to December 2003
[c] Within Scottish market only

On a like for like, pre exceptional items basis as defined in footnotes (1) and (2) on page 14.

The Sunday Mirror and The People continued to operate in a competitive and difficult market, the year-on-year circulation sales performance being partially distorted by the annualised impact of the Daily Star Sunday (which launched in September 2002).

The Sunday Mirror circulation volumes over the 12 month period fell by 7.4% (2002: 4.8% fall). Excluding sampling from the comparative year (discontinued from May 2002) circulation fell by 6.9% (3.2% fall in 2002). Circulation since April 2003 has remained an average of 1.6 million.

The People circulation volumes over the 12 month period fell by 14.4% (2002: 7.8% fall). Excluding sampling from the comparative year (discontinued from May 2002) circulation fell by 13.8% (6.5% fall in 2002). The circulation of The People has remained at approximately 1.1 million since April 2003.

The Scottish Nationals circulation revenue fell by 1.3% to £54.1 million (2002: £54.8million). An increase in cover prices for the Sunday Mail of 5p in January 2003 and the Saturday edition of the Daily Record of 5p in March 2003 partially offset the impact of reduced circulation volumes for both the Daily Record and the Sunday Mail.

The Daily Record circulation volume over the 12 month period fell by 7.9% (7.7% in 2002) with the underlying Scottish sale falling by 6.4% (5.8% fall in 2002). The circulation performance has been adversely impacted by the decision to reduce sampling and foreign sales. The circulation performance reflects the highly competitive price-driven market within which the Daily Record operates. During the year there was significant cover price discounting by competitor titles including the Daily Mirror; the Daily Mirror has ceased discounting in the region. The underlying performance of the Daily Record has seen a marked improvement during the last quarter with underlying ABC being 5.5% below 2002, reflecting the best year-on-year performance since the first quarter of 2002.

Although there was price activity in the Sunday market it did not have a significant impact on the circulation of the Sunday Mail. As with the Daily Record, the headline ABC was affected by reducing foreign and sampling sales. In 2003 the underlying Scottish sale of the Sunday Mail was down 4.6% (3.8% fall in 2002).

Advertising revenue Volatile advertising conditions in the National newspaper market, coupled with strong growth in the third quarter of 2002 and the closure in August 2003 of the Daily Mirror's 'M' magazine on Saturday, contributed to advertising revenues falling by 2.1% for the Nationals division.

For the three UK titles flat advertising revenues for the first half have been offset by declines of 3.1% in the second half contributing to a decline of 1.5% for the year (2002: 4.4% fall). Adjusting for the impact of closing 'M' magazine from August 2003 the underlying decline in advertising revenues for the UK Nationals was 0.6%. A mixed performance in the second half saw advertising revenues fall by 7.2% (6.2% adjusted for 'M' magazine) in the third quarter and increase by 0.7% (3.3% adjusted for 'M' magazine) in the final quarter.

Core Display, our key area of advertising, achieved year-on-year growth of 3.4%, with the final quarter showing growth of 7.9%, driven by Retail and Telecomms.

Despite an improving trend which emerged in the last quarter, with strong growth in Retail, it is too early to determine a longer term trend given the volatility experienced during 2003.

In Scotland, a significant fall in advertising revenues in the third quarter of 9.8% contributed to full year revenues falling by 3.8%. In line with the UK Nationals, an improving performance has emerged in the fourth quarter with advertising revenues improving by 1.0%. Whilst national advertising finished the year strongly, in particular Retail, Recruitment and Motors advertising were the primary reasons for the volatility of advertising during the year.

Other revenues for the Nationals division increased by 2.8% from £39.1 million to £40.2 million, with an increase of 6.4% for the UK Nationals partially offset by a 23.4% decline for the Scottish Nationals. The most significant items of other revenue are contract printing and distribution services to other publishers, sponsorship, reader offers, telephone revenues and events. The increase for the UK Nationals has been predominantly driven by increases in contract print revenues of 15.7% and sponsorship of 18.5%. The fall in other revenues for the Scottish Nationals was driven by a change to the structure of some of the events business to a management fee basis in 2003.

During 2003, the UK and Scottish Nationals achieved incremental cost savings of £4.6 million and £1.1 million respectively. This includes cost savings as part of the Chief Executive's Review of £2.2 million and £0.2 million respectively.

Sports division

The Group's sports titles have sustained and strengthened their market positions in the growing market for horseracing and sports betting. These titles have achieved exceptional improvements in performance over a number of years and over the last three years have demonstrated their resilience to difficult economic and advertising market conditions.

The Sports division provides numerous opportunities to drive performance further by continuous improvements to the core newspaper titles and sharing of content and best practice with the rest of the Group.

Initiatives ongoing during 2003 and early 2004 include:

- a change in working practices to 7 day publishing to accommodate more Sunday racing without creating a separate team to publish the Sunday title
- provision of content for the new Racing Post Extra newsprint pull-out in the *Daily Mirror* on Saturdays
- creation of new revenue opportunities for online content.

Operating profit* The division continued to deliver strong performance with operating profits increasing by 20.3% to £14.2 million (2002: £11.8 million). Operating margin improved by 2.8% from 29.9% to 32.7%.

Revenues increased by 10.2% to £43.4 million (2002: £39.4 million) reflecting the benefit of increased cover prices, an additional nine Sunday Racing Post editions following an expansion of Sunday racing and an exceptional advertising revenue performance.

Circulation revenue grew by 8.4% from £26.1 million to £28.3 million. Excluding the benefit of the additional nine editions of the Racing Post on Sunday, circulation revenue grew by 6.9%. The expansion of Sunday racing in 2004 will contribute to further circulation revenue increases in 2004.

Advertising revenue increased by 11.9% from £10.9 million to £12.2 million despite the absence of a major football tournament – the World Cup in 2002 generated £0.3 million additional advertising revenue. The improved performance is primarily attributable to the continued strength in the bookmaker sector. Advertising performance in 2004 is expected to benefit from Euro 2004.

During the year, the division expanded its book publishing activity with an expansion in the Highdown sports book list. Book publishing generated £1.0 million in revenues during 2003 (2002: £0.6 million).

Racing Post Online, the division's website, increased operating profit* from £0.1million in 2002 to £0.3 million in 2003. The improved performance was driven by increased online advertising, which increased by 22.2%, and efficient management of the cost base contributing to costs falling by 2.2% during the year. Operating margin improved by 12.3% from 7.7% to 20.0%. Racingpost.co.uk and Smartbet.co.uk had average monthly page impressions of 27.9 million and 6.8 million respectively during the year.

*On a like for like, pre exceptional items basis as defined in footnotes (1) and (2) on page 14.

Sports newspapers – revenue and operating profit*

	2003 £m	2002 £m	change %
Revenues			
Publications	41.9	38.1	10.0%
Online	1.5	1.3	15.4%
	43.4	**39.4**	**10.2%**
Operating profit*			
Publications	13.9	11.7	18.8%
Online	0.3	0.1	200.0%
	14.2	**11.8**	**20.3%**
Operating margin*	32.7%	29.9%	

Sports newspapers – revenue analysis

	2003 £m	2002 £m	change %
Publications			
Advertising	11.1	10.0	11.0%
Circulation	28.3	26.1	8.4%
Other	2.5	2.0	25.0%
	41.9	**38.1**	**10.0%**
Online			
Commissions and advertising	1.5	1.3	15.4%
Total revenues	***43.4***	***39.4***	***10.2%***

Arrow Interactive

Arrow Interactive (formerly Voice Media) is a provider of interactive telephone response services to both the Group's newspaper titles and external clients. During 2003, the division expanded its service portfolio by the acquisition of the business and assets of Quartez, a company specialising in the provision of mobile data services such as SMS, for £0.4 million. Following this expansion in the range of services, the division changed its name to Arrow Interactive.

The primary focus of the division is the provision of competitions, information and content through fixed landlines or mobile phones. These services are paid for via the consumer's phone bill and are generally run on behalf of media owners, with the majority of revenue being due to them.

During the year the division has changed its revenue recognition policy to account for the net telephone revenues due to the division and not the gross telephone revenues generated as the majority of this revenue is due to customers. The change in the revenue recognition policy more appropriately represents the performance and results of the division.

The change in revenue recognition policy has resulted in a reduction of the previously disclosed revenue of Arrow Interactive for 2002 of £2.9 million. The change in policy has no impact on the operating profit or loss for the division.

Despite increasing competition in the telephony and SMS market place the division managed to increase revenues by 5.7% from £3.5 million (as restated) to £3.7 million. However the increased competition placed significant pressure on margins, which coupled with losses of £0.2 million for Quartez contributed to the division making an operating loss of £0.3 million (2002: £0.2 million operating profit).

Magazines & Exhibitions

The Magazines and Exhibitions division includes a range of niche publications and shows which have been added to the portfolio over a number of years. Whilst it continues to have a number of strong titles and shows, an unstructured approach to acquisitions has resulted in a wide-ranging portfolio of unrelated products and services, some of which are loss-making.

Management has continued its focus on restructuring the portfolio to improve overall performance of the core products whilst looking to divest or close non-core or loss-making activities.

During 2003 this included:

- a number of disposals and the discontinuation of non-core or loss-making magazines and exhibitions
- addition of an extra wedding exhibition during the year which broke even on its first show, generating revenues of £0.4 million
- cross-promotion, demonstrating real benefits to revenues and profits.

In a difficult and challenging trading environment, the division achieved an operating profit* of £4.8 million, representing a fall of 9.4% (£0.5 million).

The year-on-year performance of the division has been adversely impacted by the disposal of three biker magazines which were disposed of in December 2002 and contributed £0.9 million revenue and £0.2 million profit in 2002, and additional licence costs of £0.2 million that secured the long-term future of the two key businesses, Inside Housing and The National Boat, Caravan and Outdoor Show.

The motorbike shows were sold in January 2004. In 2003 they made a small loss on a turnover of £0.5 million.

Revenue for the division fell from £31.0 million to £30.5 million. Excluding the revenue for the disposed of biker magazines, revenues increased by £0.4 million (1.3%) from £30.1 million to £30.5 million with circulation revenue growth of £0.3 million (8%), exhibition revenue growth of £0.5 million (3%), whilst advertising revenue fell £0.4 million (2%) reflecting the decline in the IT market.

In the face of a difficult environment for recruitment revenues, our flagship magazine, Inside Housing, achieved revenue growth of 3% with record revenues of £1.4 million being achieved by Build It.

Our magazines operating in the IT sector increased advertising market share in a tough market. The relaunch of MicroMart was a success with 19% growth in circulation revenue.

The exhibitions business endured a difficult first half of the year due to a combination of tough markets and the cancellation of two new planned launch shows. However, all the shows held in the second half achieved better results, culminating in the very successful new launch of a second London National Wedding Show, at Earls Court. Investment continues in marketing and product quality with performance expected to move strongly ahead in 2004.

Magazines and Exhibitions – revenue and operating profit*

	2003 £m	2002 £m	change %
Revenues	30.5	31.0	(1.6)%
Operating profit*	4.8	5.3	(9.4)%
Operating margin*	15.7%	17.1%	

Magazines and Exhibitions – revenue analysis

	2003 £m	2002 £m	change %
Advertising	14.3	14.9	(4.0)%
Circulation	4.3	4.5	(4.4)%
Other	11.9	11.6	2.6%
Total revenue	**30.5**	**31.0**	**(1.6)%**

Central costs

During the year central costs* fell by £0.9 million, from £16.8 million to £15.9 million. The fall in costs is primarily due to reduced consultancy and severance costs.

Financial review

Vijay Vaghela
Group Finance Director

Overview of operating performance

Group turnover increased by 0.5% to £1,095.1 million (2002: £1,089.3). On a like-for-like basis, excluding turnover relating to Post Publications Limited and Ethnic Media Group Limited which were disposed of in June 2002, Channel One which ceased trading in November 2002 and Wheatley Dyson and Son Limited which was disposed of in February 2003, turnover increased by £12.7 million (1.2%) from £1,082.3 million to £1,095.0 million. On a like-for-like basis both advertising and circulation revenue increased by 1.0% and other revenues increased by 3.1%.

Turnover by source

	2003 £m	2002 (restated) £m
Advertising	620.6	618.2
Circulation	376.0	373.3
Other	98.5	97.8
Total	**1,095.1**	**1,089.3**

Turnover by division

	2003 £m	2002 (restated) £m
Regionals	525.3	521.4
Nationals	492.2	494.0
Sports	43.4	39.4
Magazines and Exhibitions	30.5	31.0
Arrow Interactive	3.7	3.5
Total	**1,095.1**	**1,089.3**

Group operating profit before exceptional items increased by £21.5 million (11.3%) from £191.0 million to £212.5 million. On a like-for-like basis, despite the continued volatile advertising conditions and the adverse impact of the war in Iraq, Group operating profit increased by 11.5% from £190.5 million to £212.5 million. The results reflect the benefit of reduced newsprint prices which contributed £10.7 million to the improvement, a 50% reduction in the losses for Digital Media from £7.6 million to £3.8 million and a move to operating profits of £0.2 million for Metros from operating losses of £1.5 million in 2002.

The year-on-year increase in operating profit before exceptional items reflects the best performance achieved by the Group since the merger of Trinity and Mirror Group in 1999.

For 2004, the Group results will cover a 53 week period to 2 January 2005, representing the closest Sunday to 31 December 2004. The additional week will benefit operating performance in 2004.

Group operating profit by Division before exceptional items

	2003 £m	2002 £m
Regionals	123.9	112.9
Nationals	85.8	77.6
Sports	14.2	11.8
Magazines and Exhibitions	4.8	5.3
Arrow Interactive	(0.3)	0.2
Central costs	(15.9)	(16.8)
Total	**212.5**	**191.0**

The Group's ***share of profits from associates*** was £1.2 million (2002: £1.5 million) and reflects the Group's share of profits in Press Association (PA). Included within interest receivable is £0.5 million (2002: £0.3 million) of the Group's share of interest receivable in PA. Included within taxation payable is £0.6 million (2002: £0.1 million) of the Group's share of PA's taxation payable. During the year dividends of £0.9 million (2002: £9.5 million) have been received from PA.

Net interest payable fell by £4.7 million from £43.0 million to £38.3 million. This reflects the benefit of reduced borrowings and lower interest rates. Interest is covered 5.5 times by operating profit before exceptional items, an improvement from 4.4 times in 2002. Other finance charges, reflecting the FRS 17 interest charge, fell from a £6.1 million credit in 2002 to a charge of £2.9 million.

Exceptional items before tax of £111.9 million (2002: £129.3 million) were incurred during the year.

Exceptional items	2003 £m	2002 £m
Impairment of carrying value of publishing rights and titles	100.0	125.0
Write off of carrying value of goodwill	1.6	–
Finance function restructuring costs	–	0.5
Cost reduction initiatives (severance and other costs)	14.6	12.7
Maxwell recoveries	(3.1)	(5.6)
Birmingham circulation issue receipt	–	(1.4)
Share of exceptional items of associates	–	(0.1)
Profit on sale of land in Scottish Nationals	(0.6)	–
Profit on sale of buildings in Midlands	(0.5)	–
Profit/loss on sale of magazine titles	–	(1.7)
Profit on sale of subsidiary undertakings	(0.1)	(0.1)
Total	**111.9**	**129.3**

Exceptional items as they are one-off in nature have been separately disclosed to provide clarity in relation to the underlying performance of the Group. The most significant items are explained below with further detailed information provided on other items in note 5 on page 65 of the annual report and accounts.

The impairment charge of £100.0 million (2002: £125.0 million) relates to a reduction in the carrying value of publishing rights and titles for our Regionals newspaper titles in London and the South East. The impairment charge made in 2002 related to our Regional newspaper titles in the Midlands. Goodwill of £1.6 million (2002: £nil) has been written off in relation to a number of motorcycle shows disposed of on 8 January 2004.

Costs of £14.6 million (2002: £12.7 million) have been incurred in delivery of ongoing cost reduction measures from previous years and those associated with the cost savings arising from the Chief Executive's Review which were announced in July 2003. These include costs in relation to severance of £12.2 million (2002: £6.2 million) which enabled a reduction in the number of employees by 314. Total incremental cost savings of £14.2 million have been achieved during 2003, including £5.0 million relating to cost savings from the Chief Executive's Review. Excluding cost savings from the Chief Executive's Review, the Group has achieved the targeted £42.0 million gross annualised cost savings from previous initiatives. The target for cost savings from the Chief Executive's Review has been increased from £25.0 million annualised in 2005 to £30.0 million annualised with an incremental £18.0 million in 2004 and £7.0 million in 2005. Further exceptional costs of £15.0 million are expected in 2004 in relation to these initiatives. The projected costs for 2004 do not include any exceptional costs and fixed asset impairments which may arise from the ongoing manufacturing project.

Further settlement of Maxwell related claims resulted in net receipts of £3.1 million in 2003.

Profit before tax and exceptional items increased by 10.9% from £155.5 million to £172.5 million. After exceptional items profit before tax increased by £34.4 million from £26.2 million to £60.6 million. The improvement in profit before tax after exceptional items reflects the benefit of the increase in operating profit and a significant reduction in exceptional items.

Profit before tax	2003 £m	2002 (restated) £m	% Change
Group turnover	1,095.1	1,089.3	0.5%
Operating costs:			
Labour	(344.7)	(342.7)	(0.6%)
Newsprint	(145.5)	(163.0)	10.7%
Depreciation	(43.3)	(43.1)	(0.5%)
Other costs	(349.1)	(349.5)	0.1%
Share of results of associates	1.2	1.4	(14.3%)
Net interest payable	(38.3)	(43.0)	10.9%
FRS 17 finance (charge)/income	(2.9)	6.1	(147.5%)
Profit before tax and exceptional items	172.5	155.5	10.9%
Exceptionals	(111.9)	(129.3)	13.5%
Total	**60.6**	**26.2**	**131.3%**

The ***Group tax charge*** for the year before exceptional items of £52.1 million represents 30.2% of profit before tax and exceptional items of £172.5 million. The effective tax rate is unchanged from 2002. The tax credit on exceptional items represents 4.6% of exceptional items reflecting a number of items (in particular the impairment charge of £100.0 million) for which no tax relief is available, partially offset by no tax payable on the profit on disposal of land and the Maxwell receipts.

Earnings per share before exceptional items have increased by 10.8% from 37.1p to 41.1p. The increase in earnings per share before exceptional items is less than the increase in operating profit before exceptional items due to the adverse impact of the FRS 17 finance charge of £2.9 million (2002: £6.1 million credit). After exceptional items, earnings per share were 4.6p (2002: loss per share 6.6p).

Subject to the approval of the shareholders at the Annual General Meeting, the directors propose a final dividend of 12.8p per share to be paid on 7 June 2004 to shareholders on the register at 7 May 2004. This increase will bring the total dividend for the year to 18.3p per share (an increase of 4.0%) and represents the first increase in dividends since 2000. The Group is committed to maintaining a progressive dividend policy which takes into account the investment requirements of the Group and ensuring that the dividend is covered by at least twice earnings. For 2003, the proposed dividend is covered 2.2 times (2002: 2.1) by earnings before exceptional items.

Balance sheet	2003 £m	2002 (restated) £m
Intangible assets	1,622.4	1,724.5
Other fixed assets	410.9	399.6
	2,033.3	2,124.1
Equity shareholders' funds	1,025.9	1,139.8
Short-term debt net of cash	27.4	31.6
Medium-term debt	577.7	634.5
Net current other liabilities	81.7	83.9
Provisions and minority interest	72.5	71.2
Net pension scheme liabilities	248.1	163.1
Total	**2,033.3**	**2,124.1**

Total fixed assets have decreased by £90.8 million during the year. This movement reflects the £100.0 million impairment charge against the carrying value of publishing rights and titles of our regional newspaper titles in London and the South East, a £1.6 million write-off of goodwill in relation to the motorcycle shows to reflect their recoverable value following their disposal in January 2004, £0.9 million goodwill amortisation, a net increase of £11.1 million in tangible fixed assets and a £0.2 million increase in the Group's share of the net assets of its investment in the Press Association.

Fixed assets (net book value)	2003 £m	2002 (restated) £m
Intangible assets:		
Publishing rights and titles	1,616.2	1,716.2
Goodwill	6.2	8.3
Tangible assets:		
Land and buildings	177.4	175.7
Plant and vehicles	168.7	184.7
Assets under construction	54.9	29.5
Investments:		
Shares of net assets of associates	9.8	9.6
Investments	0.1	0.1
Net book value of fixed assets	**2,033.3**	**2,124.1**

Capital expenditure in 2003 was £55.2 million net of disposal proceeds (2002: £43.2 million) against a depreciation charge of £43.3 million (£43.1 million). The capital expenditure includes a further £44.8 million in relation to the ongoing press investment in Cardiff, Midlands and Teesside. Following a number of specification changes the total investment in the new press facilities is now estimated at £94.9 million, an increase of £4.9 million from the originally forecast £90.0 million. Planned capital expenditure for 2004 is approximately £62.0 million, including £27.0 million in respect of the press replacement project. All capital expenditure is forecast to be funded from operating cash flow.

Net debt has fallen by £61.0 million from £666.1 million at 29 December 2002 to £605.1 million at 28 December 2003. Net debt comprises gross borrowings (excluding bank overdrafts) of £620.1 million offset by net cash balances (net of overdrafts) of £15.0 million.

Net debt repayment profile	2003 £m	2002 £m
Repayable within one year (including bank overdrafts)	61.7	71.6
Between one and two years	1.8	19.2
Between two and five years	176.5	152.7
After five years	399.4	462.6
Cash balances	(34.3)	(40.0)
Total net debt	**605.1**	**666.1**

The FRS 17 net pension scheme liabilities have increased by £85.0 million from £163.1 million to £248.1 million. The increase in the deficit reflects a £68.5 million increase in pension scheme assets and a £153.5 million increase in pension scheme liabilities net of deferred tax. The increase in the value of pension scheme assets reflects the improvement in equity markets during the year. The increase in the pension scheme liabilities arises from a fall in the real rate of return at which the liabilities of the scheme are discounted. The fall in the real rate of return has arisen due to a fall in credit spreads on AA Corporate bonds and an increase in implied inflation which collectively were greater than the underlying increase in long-term Gilt yields.

The reduction in the real rate of return will also adversely impact the FRS 17 operating profit pension charge in 2004 which will increase from £24.5 million in 2003 to an estimated £32.6 million in 2004. The cash funding for defined benefit pension schemes is estimated to increase by £8.0 million during 2004.

Equity shareholders' funds at 28 December 2003 were £1,025.9 million, a decrease of £113.9 million from £1,139.8 million at 29 December 2002 (restated for the reclassification of the ESOP shares in accordance with UITF 38 Accounting for ESOP Trusts). The decrease in shareholders' funds reflects the £40.3 million retained loss for the financial year after providing for £53.7 million dividends paid and proposed, £82.3 million unrecognised losses due to the increase in deficit of the pension schemes, and the capitalisation of reserves of £0.4 million relating to the exercise of share options offset by £9.1 million proceeds from the issue of new shares.

Cash flow and treasury

Cash generated from operating activities has increased by £27.2 million from £219.0 million to £246.2 million. The improved cash flow for the Group reflects the £21.5 million increase in operating profits before exceptional items.

Other principal cash outflows in 2003 related to £42.4 million interest and dividends paid to minority shareholders (2002: £45.1 million), lower than 2002 due to lower interest rates and debt levels, tax paid of £44.9 million (2002: £39.2 million), capital expenditure of £59.4 million (2002: £46.0 million) and the £52.0 million payment of equity dividends (2002: 51.3 million). With the exception of £4.2 million (2002: £2.8 million) cash inflow from the disposal of fixed assets and £0.3 million outflow (2002: £17.5 million inflow) from the disposal and acquisition of businesses, subsidiary undertakings and titles, £0.9 million (2002: £9.5 million) received from associates and the net £8.7 million (2002: £1.7 million) proceeds on the issue of new share capital, there were no material cash inflows, other than from operating activities.

Cash flow movements	2003 £m	2002 £m
Operating cash flow	246.2	219.0
Net interest and minority dividend payment	(42.4)	(45.1)
Tax paid	(44.9)	(39.2)
Net capital expenditure	(55.2)	(43.2)
Equity dividends paid	(52.0)	(51.3)
Net cash flow from acquisitions and disposals	(0.3)	17.5
Other sundry movements	9.6	11.2
Reduction in net debt	**61.0**	**68.9**

Funding and liquidity At 28 December 2003 committed facilities of £876.7 million were available to the Group, of which £240.1 million were undrawn. No new financing facilities were procured in 2003 and with the exception of an early termination of a finance lease in relation to the old press in Cardiff no debt facilities were repaid other than in accordance with their normal maturity date. The finance lease in relation to the old printing press in Cardiff was terminated after the press was taken out of use and all printing migrated to a new full-colour press.

Committed financing facilities	2003 £m	2002 £m
£369m syndicated unsecured bank loan	369.0	369.0
US$ and £ private placements	457.4	472.3
Finance leases	27.2	40.3
Acquisition loan notes and other bank loans	23.1	28.0
Total	**876.7**	**909.6**
Drawn facilities (including bank guarantees and before capitalised issue costs)	636.6	705.2
Undrawn facilities	**240.1**	**204.4**

Treasury The key risks arising from the Group activities and its financing facilities are funding and liquidity, interest rates, foreign currency and covenants. The treasury policies for managing these risks were approved by the Board in March 2001 and are summarised below.

Liquidity risk The Group's policy is to ensure continuity of funding and flexibility. Debt maturities are spread over a wide range of dates, thereby ensuring that the Group is not exposed to excessive refinancing risk in any one year. The maturity profile of debt outstanding at 28 December 2003 is summarised above.

The Group's liquidity risk arises from timing differences between cash inflows and outflows. The Group manages these risks through unutilised committed and uncommitted credit facilities. It is the Group's policy to maintain sufficient cash balances and committed facilities to meet anticipated funding requirements for the next two years. These resources, together with the expected future cash flows to be generated by the business, are regarded as sufficient to meet the anticipated funding requirements of the Group for at least the next twelve months.

Financing and interest rate risk The Group's exposure to interest rate risk is managed through the use of interest rate swaps, options, caps and forward rate agreements. Hedging transactions are undertaken after a review of the effect on profit after tax of a range of interest rate assumptions and probabilities, determined by reference to the general economic climate and market forecasts for interest rates. During the year approximately 15.0% of net debt was hedged through interest rate swaps and a further £300 million, representing 50.0% of net debt, was hedged by interest rate caps.

Foreign currency risks Less than 1% of the Group's turnover and operating costs are generated in currencies other than sterling. Given the minimal impact on profit after tax of fluctuations in foreign currencies, the Group trades foreign currencies at spot rates. The payment of interest and capital on borrowings denominated in foreign currencies are all fully hedged through cross-currency interest rate swaps.

Covenant risk The Group seeks to maintain standard terms for all its financial covenants where possible.

The Group's covenants are monitored on an ongoing basis with formal testing of financial covenants at each half year end. The Company continues to comply with all borrowing obligations and financial covenant obligations.

International Accounting Standards

The Group has undertaken a review of the impact of the adoption of International Accounting Standards which becomes effective in 2005. The process of adoption will be completed in 2004 to comply with the requirement.

Board of directors

A.**Sly Bailey (42)**
Chief Executive
Sly joined the Board in February 2003. She started her media career in advertising sales at the Guardian and then the Independent. She joined IPC Media Limited in 1989 as Head of Classified Advertising Sales and joined their Board in 1994 as Advertising Director. She was appointed Managing Director of IPC tx, the TV Listings Division, in 1997. She was appointed Chief Executive of IPC Media Limited in December 1999 and subsequently led the sale of the business to AOL Time Warner. She was previously a non-executive director of Littlewoods Plc.

B.**Peter Birch CBE (66)**
Senior Independent Director
Peter joined the Board in March 1998 and was Chairman of Trinity until September 1999. He started his commercial career at Nestle and then moved to Gillette, eventually becoming Managing Director, Gillette UK. He then joined the Abbey National where he served as Chief Executive between 1984 and 1998. He is currently Chairman of Land Securities Plc and Kensington Group Plc. He is also a director of NM Rothschild & Sons Limited, Travelex Plc, Sainsbury's Bank plc and Dah Sing Financial Holdings Limited.

C.**Sir Victor Blank (61)**
Chairman
Sir Victor joined the Board in 1999 having been Chairman of Mirror Group since July 1998. Having originally qualified as a solicitor Sir Victor became a partner at Clifford Turner (now Clifford Chance) as Head of Corporate Finance. In 1981 he joined the merchant bank Charterhouse as head of Corporate Finance, subsequently becoming Chief Executive and Chairman. He is currently the Chairman of GUS plc and has previously held a number of non-executive board positions.

He serves on the Council of Oxford University and is Chairman of the Industrial Development Advisory Board of the charity WellBeing. He is a member of the Financial Reporting Council.

D.**Sir Angus Grossart (66)**
Non-Executive Director
Sir Angus joined the Board in September 1999 having previously been a director of Mirror Group since 1998. Having qualified as both a chartered accountant and advocate, he practised for some years at the Scottish bar. He founded and now chairs the merchant bank Noble Grossart. He is vice chairman of The Royal Bank of Scotland Plc and a director of Scottish and Newcastle Plc. He is a former Chairman of the National Galleries of Scotland and is a Trustee of the National Heritage Memorial Fund. He has been a director of a wide range of public companies in the UK, Canada and the United States, involved in investments, insurance, property, media and other sectors.

A

B

D

C

E

E.Penny Hughes (44)
Non-Executive Director
Penny joined the Board in September 1999 having been a director of Mirror Group since 1997. Penny started her career at Procter & Gamble and the Milk Marketing Board before joining Coca Cola where she rose to be President of Coca Cola Great Britain and Ireland. She currently serves as a non-executive director on the Board of Vodafone Group and has an international career serving on both the Board of Skandiaviska Enskilda Banken and The Gap Inc. She was formerly the Chairman of web angel Plc and has served on the Board of Next Plc, Beresford Plc and The Body Shop International Plc. Penny has particular expertise in marketing and has developed experience in many human resource areas including leadership development, motivation and retention.

H

F G I J

F.David Marlow (68)
Non-Executive Director
David joined the Board in 1992. Originally qualified as a chartered accountant, he served with 3i between 1960 and 1992 and became Chief Executive. He was previously a director of Brixton Plc, Brunner Mond Holdings Plc, and Chairman of Deutschland Investment Corporation Inc. He is a member of the Solicitors' Disciplinary Tribunal and a former member of the South Bank Board and of the council of King Edward VII Hospital, Midhurst.

G.David Ross (38)
Non-Executive Director
David joined the Board in February 2004. He qualified as a chartered accountant with Arthur Andersen & Co. He co-founded and is currently Deputy Chairman of The Carphone Warehouse, Europe's leading mobile communication retailer. He took a lead role with The Carphone Warehouse IPO in July 2000 and has been responsible for developing that company in Europe through the organisation and restructure of a series of major acquisitions including the acquisition of Tandy in the UK. He holds non-executive directorships at National Express Group Plc, Wembley National Stadium Limited and Big Yellow Self Storage Plc and is a council member of Sports England.

H.Stephen Parker (51)
Managing Director, Regional Newspapers
Stephen joined the Board in 1993. He holds a PhD in organic chemistry. He first worked in newspapers in circulation and marketing for Thomson Regional Newspapers in 1982 and joined Trinity in 1985. Subsequently he has held a number of senior positions in the company including Managing Director of the Newcastle Chronicle and Journal, Managing Director of the Liverpool Daily Post & Echo and Executive Director Regional Newspapers. He was appointed to his current position in September 2000.

I.Vijay Vaghela (37)
Group Finance Director
Vijay qualified as a chartered accountant and worked in private practice with Deloitte. He joined Mirror Group in 1994 as Internal Auditor. He was subsequently Group Treasurer and then Director of Accounting and Treasury. He was appointed Group Finance Director in May 2003.

J.Paul Vickers (43)
Secretary and Group Legal Director
Paul joined the Board in September 1999 having been a director of Mirror Group since 1994. He originally qualified as a barrister and was in private practice at the bar. He was legal manager of the London Daily News which he left to join the breakfast television company TV-am where he eventually rose to become Assistant Managing Director. He was previously a non-executive director of Virgin Radio.

The Executive Committee

Steve Addley
Director of Human Resources
Steve became Director of Human Resources in January 2000. He was formerly Director of HR at Trinity and before that Personnel Director at Thomson Regional Newspapers.

Sly Bailey
Chief Executive
Sly joined the Board in February 2003. She started her media career in advertising sales at the Guardian and then the Independent. She joined IPC Media Limited in 1989 as Head of Classified Advertising Sales and joined their Board in 1994 as Advertising Director. She was appointed Managing Director of IPC tx, the TV Listings Division, in 1997. She was appointed Chief Executive of IPC Media Limited in December 1999 and subsequently led the sale of the business to AOL Time Warner. She was previously a non-executive director of Littlewoods Plc.

Humphrey Cobbold
Director of Strategic Development
Humphrey joined Trinity Mirror as Director of Strategic Development in July 2003. He has responsibility for strategy and manages three of the Group's specific businesses – Sports, Arrow Interactive and Magazines & Exhibitions. Prior to joining Trinity Mirror, Humphrey had been a partner at management consulting firm McKinsey & Co. for six years.

Nick Fullagar
Director of Corporate Communications
Nick joined Mirror Group as a reporter for the Daily Mirror in 1980. He is responsible for Group communications including investor and public relations. He was appointed to the Executive Committee in 2002.

Stephen Parker
Managing Director, Regional Newspapers
Stephen joined the Board in 1993. He holds a PhD in organic chemistry. He first worked in newspapers in circulation and marketing for Thomson Regional Newspapers in 1982 and joined Trinity in 1985. Subsequently he has held a number of senior positions in the company including Managing Director of the Newcastle Chronicle and Journal, Managing Director of the Liverpool Daily Post & Echo and Executive Director Regional Newspapers. He was appointed to his current position in September 2000.

Tony Pusey
Group Information Technology Director
Tony was appointed Group IT Director in December 2000. Prior to joining Trinity Mirror he was Group ICO and Business Change Director at Storehouse plc which incorporates BHS and Mothercare.

Vijay Vaghela
Group Finance Director
Vijay qualified as a chartered accountant and worked in private practice with Deloitte. He joined Mirror Group in 1994 as Internal Auditor. He was subsequently Group Treasurer and then Director of Accounting and Treasury. He was appointed Group Finance Director in May 2003.

Paul Vickers
Secretary and Group Legal Director
Paul joined the Board in September 1999 having been a director of Mirror Group since 1994. He originally qualified as a barrister and was in private practice at the bar. He was legal manager of the London Daily News which he left to join the breakfast television company TV-am where he eventually rose to become Assistant Managing Director. He was previously a non-executive director of Virgin Radio.

Ellis Watson
General Manager, National Division
Ellis joined Trinity Mirror as General Manager of UK Nationals in May 2003. Previously Ellis was Managing Director of Celador International. Before this he spent 10 years with News International where, for the majority of the time, he was Marketing Director for the tabloid newspapers.

From L to R
Tony Pusey
Sly Bailey
Nick Fullagar

From L to R
Humphrey Cobbold
Stephen Parker
Steve Addley

From L to R
Vijay Vaghela
Paul Vickers
Ellis Watson

Corporate Governance

The Board is committed to maintaining high standards of Corporate Governance. This statement, together with the Remuneration Report and the Directors' Report set out on pages 46 to 54, describes how the Company has applied the relevant principles of the Combined Code, as published in 1998.

As this report covers a financial year commencing prior to 1 November 2003 the Company is not required to comply with the new Combined Code. The Board, however, believes that the Company complies with most of the new Code. Any exceptions are fully explained.

During 2003 the Board established a Corporate Governance sub-committee, consisting of the Chairman, the Senior Independent Director and the Secretary and Group Legal Director. This Committee was established as a formal Committee of the Board with written terms of reference under which it was required to review and monitor the Company's compliance with Corporate Governance best practice, to make regular reports to the full Board on that compliance and make recommendations as to any changes that may be necessary. Inevitably the Committee considered the proposals put forward by Derek Higgs and the Revised Combined Code as published by the Financial Reporting Council. The Committee found that the Company was compliant with the then current standards of Corporate Governance best practice but made certain recommendations in light of the new Combined Code. All those recommendations were accepted by the full Board and are reflected in the report that follows.

The Board

The Board is responsible and accountable for the Group's operations. The Board has a formal schedule of matters reserved to itself, including the Group's strategic plans, acquisitions or disposals, capital expenditure, all financing matters, annual operating plan and budget and the Group's operating and financial performance.

The Board meets regularly and a schedule of attendance is shown on page 39.

The Board also delegates specific responsibilities to Committees, each of which has clear written Terms of Reference, as described below.

During 2003 the Board appointed Leonard Hull International to conduct a formal evaluation of its performance. This evaluation took the form of extensive interviews with every director followed by a formal written report presented to and discussed with the Chairman. This report was then debated by the Nominations Committee and further distributed to the full Board.

Following the Corporate Governance review mentioned above it was agreed to amend the membership of each of the Board Committees so that all non-executive directors serve as members of the Nominations, Audit and Remuneration Committees. The Board believes that an increasing amount of work is undertaken by these Committees and that a non-executive director can only properly fulfil his or her responsibilities if they are present during committee meetings and are able to follow the detail of discussion and debate held at those meetings. Similarly, the Chairman, in addition to chairing the Nominations Committee, is a full member of the Remuneration Committee and attends meetings of the Audit Committee at the invitation of its Chairman.

As a result of this policy some would say that the Company does not comply with certain parts of the new Combined Code in that directors who may not be regarded as independent serve on the Remuneration Committee. The Board believes that the benefits derived from the wider participation of non-executive directors on the Board committees justifies this 'non-compliance'. It also feels strongly that the Chairman of the Company should be a full member of the Remuneration Committee as that Committee helps set the performance culture of the Group. By the nature of his role the Chairman also has more frequent contact with the management and is therefore better able than the other non-executives to judge both their performance and the needs of the business.

Directors

There are currently ten directors: The Chairman, Sir Victor Blank; Chief Executive, Sly Bailey; Senior Independent Director, Peter Birch, three other executive directors and four other non-executive directors. The directors' biographies are set out on pages 32 and 33 and illustrate the directors' breadth of experience, which should ensure an effective Board to lead and control the Group.

The division of responsibilities between the Chairman and the Chief Executive has been set out in writing and approved by the Board.

The non-executive directors are appointed for an initial term of three years and may be invited to serve subsequent terms. Before a non-executive director is proposed for re-election by shareholders, the Nominations Committee meets to consider whether his or her performance continues to be effective and whether they demonstrate a commitment to the role. The Committee intends to meet at least once a year to review the performance of the Chairman.

The Board believes that all its non-executive directors are independent. David Marlow, who is Chairman of the Audit Committee, was first appointed as a director of the Company in 1992. Although Mr Marlow has served for more than nine years as a director the Board still considers him to be independent as he demonstrates that independence at every Board meeting and meeting of the Audit Committee. The Board believes that the Company and its shareholders have benefited hugely from Mr Marlow's chairmanship of the Audit Committee. His experience and guidance were invaluable during the period between Finance Directors and whilst Mr Vaghela settled into his new role.

Sir Angus Grossart is non-executive Vice Chairman of the Royal Bank of Scotland, which is one of the Company's commercial bankers. As Sir Angus has no executive powers in either company and is not involved in the consideration of the commercial terms of the relationship the Company does not believe that this connection affects his independence.

Every director is subject to re-election by shareholders every three years.

An assessment is made of any training needs on a director's appointment and the appropriate training provided.

All directors have access to the Company Secretary and, in the furtherance of their duties, may take independent professional advice if necessary at the Company's expense.

The Chairman has declared to the Company his other significant commitments, which are the Chairmanship of GUS plc. He is also Chairman of the charity Wellbeing, on the Council of Oxford University and serves on various industry and Government committees. During the year he stepped down as a director of Chubb Plc and Coats Plc.

Audit Committee

The Audit Committee is chaired by David Marlow. Sir Angus Grossart, Peter Birch, David Ross and Penny Hughes are members. The Committee meets to review the Group's interim and annual financial statements before their submission to the Board, to review the appropriateness and effectiveness of the Group's internal controls, accounting policies and procedures and financial reporting, and otherwise as necessary. The Group has an internal audit function to enhance the rolling programme of review and improvement to the Group's internal controls.

The Committee is considering the most appropriate process by which it may review and monitor the external auditors' independence and objectivity and the effectiveness of the audit process. The Board has accepted the Committee's recommendation on a policy on the engagement of the external auditors to supply non-audit services.

The Group Finance Director, other directors, the Group's external auditors and the internal auditors, as appropriate, attend meetings of the Committee.

The Committee has formal written terms of reference which are published on the Company's website.

Remuneration Committee

The Remuneration Committee is chaired by Penny Hughes. Sir Victor Blank, Peter Birch, Sir Angus Grossart, David Ross and David Marlow are also members. The Committee meets as required during the year to review the Company's general policy on executive remuneration, the application of the policy to the remuneration and benefits of the executive directors and to recommend and monitor the level and structure of remuneration for senior management.

The Remuneration Report (set out on pages 46 to 52) contains a more detailed description of the Company's policies and procedures for executive remuneration. The Chief Executive and the Company Secretary, as appropriate, attend meetings of the Committee but they do not participate in discussions on their own remuneration.

The Committee has formal written terms of reference which are published on the Company's website.

Nomination Committee

The Nomination Committee is chaired by the Chairman. All the non-executive directors and the Chief Executive are members. The Committee meets as required to select and propose to the Board suitable candidates of appropriate calibre for appointment as directors. The Committee would normally expect to use the services of professional external headhunters to help in the search for and selection of candidates.

The Committee has formal written terms of reference which are published on the Company's website.

Administration Committee

The Administration Committee consists of the Chief Executive, Group Finance Director and Company Secretary and meets as necessary to deal with administrative matters of a day-to-day nature.

Relations with shareholders

The Company encourages two-way communication with both its institutional and private investors and responds quickly to all queries received orally or in writing. The Chief Executive and the Group Finance Director meet regularly with analysts and institutional shareholders. At the Annual General Meeting all directors, including Committee chairmen, are available for questions. Twice a year the Director of Corporate Communications, who runs the Company's investor relations programme, produces a formal report for the Board giving details of comment and 'feedback' received from analysts and institutional investors. He is present during the Board discussion of this report.

The Chairman has written to the 26 largest institutional investors in the Company making it clear that he is available to see them to discuss any issues that they may wish to raise.

Accountability and audit

Operating and financial review

Through the detailed reviews of the performance and financial position in the Chief Executive's statement (page 10), review of Group activities (pages 14 to 27) and financial review (pages 28 to 31), together with the Directors' Report (pages 53 and 54), the Board seeks to present a clear and balanced assessment of the Group's position and prospects. The directors' responsibility for the financial statements is described on page 53.

Internal control

Internal financial control

The directors are responsible for the Company's established system of internal financial control. No system of internal financial control can provide absolute assurance against material misstatement or loss. Such a system is designed to provide the directors with reasonable assurance that problems are identified on a timely basis and dealt with appropriately. The key procedures that have been established and designed to provide effective internal financial control are:

- *Management and organisational structure* – the existing organisational structure is considered appropriate to the size of the Group. This clearly identifies levels of delegated responsibility to operational management. The performance of senior management is regularly evaluated and individual employees' responsibilities are clearly defined and communicated

- *Financial reporting* – part of the comprehensive management reporting discipline involves the preparation of detailed annual budgets by all operating units. These budgets are reviewed by the executive management and are ultimately summarised and submitted to the Board for approval. Weekly revenue and profit returns are received from all operating units followed by monthly management accounts, which are prepared promptly and reported against the approved budget. Consolidated monthly management accounts are prepared, including detailed profit analysis (with comparisons to budget, latest forecasts, prior year and consensus market opinion), cash flow statement and treasury report (including comparison to the Group's financial covenants), providing relevant, reliable and up-to-date financial and other information to the Board. Revised profit and cash flow forecasts for the current year are prepared and submitted to the Board at quarterly intervals during the year

- *Investment appraisal* – the Group has a clearly defined framework for capital expenditure which is controlled centrally. Appropriate authorisation levels and limits beyond which such expenditure requires the prior approval of the Capital Expenditure Committee, chaired by the Chief Executive, or the Group Finance Director or, in certain circumstances, the Board, are clearly set. There is a prescribed format for capital expenditure applications which places a high emphasis on the overall Group strategy or logic for the expenditure, and demands a comprehensive and sound financial representation of the business case being put forward. All significant corporate acquisitions or investments are controlled by the Board or a Board sub-committee and are subject to detailed investment appraisal and performance of due diligence procedures prior to approval by the Board

- *Functional reporting* – a number of the Group's key functions, including treasury, taxation, internal audit and risk management, litigation, IT strategy and development, environmental issues and insurance, are dealt with centrally. Each of these functions reports to the Board on a regular basis, through the Chief Executive, Group Finance Director or Company Secretary, as appropriate. The treasury function operates within the terms of clearly defined policy statements. The policy statements exist to ensure that the Group is not exposed to any unnecessary risk and that there is appropriate hedging against foreign currency and interest rate risks. The Audit Committee reviews reports from management, the internal audit department and the external auditors to provide reasonable assurance that control procedures are in place and are being followed. Formal procedures have been established for instituting appropriate action to correct weaknesses identified from the above reports.

Risk management

An ongoing process for identifying, evaluating and managing the significant risks faced by the Group has remained in place throughout the financial year and up to the approval date of the annual report and accounts. The process is subject to regular review by the Board directly and via the Audit Committee. This accords with the Turnbull guidance on Internal Control for Directors.

Although the Board's overall responsibility for internal control is recognised, the positive contribution made by senior management to the establishment and ongoing development of risk management within the Group is acknowledged.

In reviewing the effectiveness of the Group's system of internal control, the Board has taken into consideration a number of key elements which include: financial and investment controls; management reporting; and the various review, steering, policy and Board committees.

The following illustrate how the risk management process and the system of internal control operated during the 52-week period ended 28 December 2003:

- *Group internal audit* – during the year the structure of the Internal Audit department was changed. A very experienced Head of Internal Audit was recruited. She was previously Head of Internal Audit at Orange and prior to that Audit Practice Director at NatWest Group. She is reviewing all aspects of the Internal Audit role and Risk Management processes. The Audit Committee have adopted a new Internal Audit Charter

- *Audit Committee* – the role of the Audit Committee includes the review, update and approval of the annual internal audit plan; provision of direction to the internal audit function, external auditors and management in the review of internal controls; alerting the Board to any emerging issues; and consideration of the draft papers prepared for the annual review of effectiveness of the risk management procedures adopted by the Company prior to being submitted to the Board for approval

- *Risk Management Group* – the duties formerly performed by the Risk Management Group have been passed up to the Executive Committee. The Secretary and Group Legal Director has co-ordinated the Risk Management activities of the Committee, working closely with members of the Internal Audit team

- *Divisional and Group functional key risks* – to enable consistent and focused monitoring, reporting, evaluation and management of significant Group risks, the key risks for the Group functions and major operational divisions of the business have been identified and, going forward, will constitute the basis for a revised reporting process

- *Year-end compliance reporting* – a formal process exists for year-end risk management compliance reporting, requiring senior operating company, divisional and Group executive management to confirm compliance with Board policies on internal control and adherence to the risk management process outlined by the Board in March 2000 (and updated in October 2000). Ultimate compliance reporting is required of each and every Board member.

Steps have been taken to embed internal control and risk management further into the operations of the business and to deal with areas of improvement which come to management's and the Board's attention. The Group's systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

Further relevant information is included in the Corporate Social Responsibility Review, published on pages 40 to 45.

Corporate Governance compliance statement

The Company has complied throughout the financial year with the provisions set out in section 1 of the 1998 Combined Code.

Going concern basis

After making enquiries, the directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the directors continue to adopt the going concern basis in preparing the financial statements.

Table of attendance

	Main Board	AGM	Audit Committee	Remuneration Committee
Number of meetings in the year	9	1	4	3
Sly Bailey	8	1	–	–
Peter Birch	7	1	4	–
Sir Victor Blank	9	1	–	3
Philip Graf	1	–	–	–
Sir Angus Grossart	8	1	4	1
Roger Harrison	3	1	–	2
Mark Haysom	2	–	–	–
Penny Hughes	7	1	1	3
David Marlow	9	1	4	1
Stephen Parker	9	1	–	–
Vijay Vaghela	6	–	–	–
Paul Vickers	9	1	–	–

This table reflects the fact that Sly Bailey, Vijay Vaghela, Philip Graf and Roger Harrison served as directors for part of the year only and that membership of Board committees was changed in November.

Corporate social responsibility review

Chief Executive's statement

2003 has been a year of further consolidation for us regarding the identification of environmental issues and the management of those issues in a systematic, Groupwide manner.

While progress has been slower than anticipated, it has been steady, and we are now in a position to move forward strongly throughout 2004. This is primarily due to the establishment of an Environmental Steering Group, with a remit to propose improvement objectives for adoption by the Executive Committee and to oversee the implementation of environmental action plans. A bi-monthly meeting cycle has been established and the Steering Group will follow a work programme during 2004 which will address:

- compliance with environmental legislation
- the measurement and reporting of energy consumption
- waste management and recycling
- the reduction of atmospheric emissions from print sites
- transport issues
- purchasing
- staff awareness and training.

We continue to work towards achieving full GoodCorporation status. A considerable amount of preparatory work has been undertaken. We have also participated again in the Business in the Community (BitC) Corporate Responsibility Index (which ranks companies on their CSR performance) and we look forward to maintaining or improving our ranking when the results of the survey are published in March 2004. I was particularly pleased that the Health and Safety Executive held up our disclosure of Health and Safety information in last year's Report and Accounts as an 'exemplar'.

We continue to include social, ethical and environmental issues on the agenda for every Board meeting.

Sly Bailey
Chief Executive
26 February 2004

Environmental management

Our focus during 2003 has been to make progress in implementing the recommendations of the independent environmental review we commissioned in 2002. Central to our efforts to adopt a more systematic approach to managing our environmental affairs has been the establishment of an Environmental Steering Group, to which we committed in last year's Annual Report.

The Environmental Steering Group comprises senior managers drawn from across Trinity Mirror and has been given a strong remit, reporting to the Executive Committee, to take responsibility for the direction of the environmental programme. The Group has established a bi-monthly schedule of meetings and in addition has held a workshop to discuss priority environmental issues and to build a detailed proposal for action. During 2003 the work of the Steering Group has resulted in the following progress:

Legislation: A system for providing site managers with information about environmental legislation and best practice and for auditing compliance is nearing completion and will be trialled in the first half of 2004.

Energy management: Five of Trinity Mirror's largest print sites are now members of the Climate Change Levy discount scheme, which offers discounts against the Levy linked to energy saving targets to be achieved over the next 10 years. The Executive Committee has accepted the Steering Group's proposal that the Company's major new manufacturing sites (Cardiff, Midlands and Teesside) should also sign up and that equivalent energy saving targets should be set for sites which are too small to join the Government's scheme.

VOC reduction: The emission to atmosphere of solvent-related fumes (Volatile Organic Compounds) is widely acknowledged to be one of the printing industry's major environmental impacts. The Steering Group believes that substantial progress towards further reducing Trinity Mirror's emissions can be achieved during 2004, by moving towards water-based raw materials. A timetable for achieving targeted VOC reductions at printing sites is being developed.

Waste management and recycling: The Group Services Department is working on a proposal for improving office waste recycling with a view to implementing improved arrangements across Trinity Mirror during 2004.

New site development: The Steering Group has also monitored the progress of the 'Re-press' modernisation project to develop energy efficient printing and distribution facilities. This project includes the redevelopment of three formerly derelict industrial sites covering respectively: 5.5 acres of old railway sidings in South Wales, 6.5 acres of an old rubber factory in the West Midlands and 5 acres of old iron and steel works on Teesside. All of these sites have required remediation to remove contamination. Work commenced in South Wales in December

2001 and the site is now operational. Work began in the West Midlands in December 2002 and will be complete in mid-2004. Work began at the Teesside site in April 2003, the remediation work was complete by July 2003 and the site will be operational in mid-2004. The completion of these projects will have resulted in the re-instatement of 17 acres of brownfield/contaminated land for beneficial use, where otherwise greenfield land would have been required.

The Environmental Steering Group will continue to address these areas during 2004 and the programme of work for the coming year also includes:

- transport-related energy consumption and exhaust emissions
- purchasing of key raw materials, including newsprint
- staff awareness of environmental issues and the provision of appropriate training.

We have received no environmental prosecutions for the 2003 reporting period.

Waste arisings

As we reported last year, many of the waste materials generated from our printing operations are classified as 'Special Waste' because of their potentially hazardous properties. During the past year we have extended and improved our company-wide scheme for collecting and treating special waste to recycle or recover useful materials. Over 90% of the liquid special waste produced by the Company and over 80% of the solid special wastes were either recycled or recovered in 2003.

Management of special wastes

	Material collected	Material recovered
Liquid wastes (litres)	1,237,675	1,164,931 (94%)
Solid wastes (kgs)	203,904	171,534 (84%)

Energy and water consumption

Our current drive to consolidate and modernise our manufacturing facilities, including substantial investment in new sites, presents difficulties in establishing a meaningful baseline for our buildings' energy consumption. During 2002 we made a commitment to review our procedure for measuring buildings' energy consumption, and consequently, during 2003, we appointed specialist advisors (Energy Matters UK) to overhaul our arrangements for energy data collection and analysis. This work is ongoing and we anticipate that the base data arising from this exercise will be invaluable in setting meaningful energy reduction targets for the coming year.

2003 resource consumption

	kWh per annum	CO_2 equivalent (tonnes)
Electricity consumption by 'core' sites	150,000,000	60,450
Gas consumption by 'core' sites	42,628,000	7,733

Water consumption by 'core' sites	234,803 cubic metres

Health and safety

During what has been a period of substantial change within the business the Board has maintained its focus on health and safety. Through the Secretary and Group Legal Director the Board has been kept informed of:

- trends in workplace accidents
- reportable accidents and incidents
- health and safety audit results
- internal health and safety initiatives
- progress with large capital projects
- important developments in health and safety.

It is through the collective efforts of individual businesses that have established challenging targets and implemented health and safety plans that the Group has achieved a notable decrease in the overall number of reportable accidents in 2003. The Board is very pleased with this development and remains committed to achieving further improvements in health and safety performance.

During the year the company adopted the following policy statement:

'Trinity Mirror is the largest newspaper publisher in the UK, employing over eleven thousand people in a range of national and regional businesses. Health and safety at work is very important to all of our staff and we fully understand and accept our responsibilities for taking proper care of them. We are equally committed to ensuring the wellbeing of others, such as visitors, contractors and members of the public, with whom we may come into contact.

It is company policy that all our operations are conducted in a safe, healthy and efficient manner, as far as reasonably practicable. Compliance with statutory requirements will be given high priority within every business, but where reasonably practicable "best practice" in health and safety management is our objective.

To fulfil this policy the Company will ensure that health and safety is effectively and systematically managed, in accordance with the following key principles:

1. Policy

Effective health and safety policies and procedures will be established to clearly define our aims and objectives and to provide clear direction.

2. Organisation

An appropriate management structure with clearly defined responsibilities will be provided to fulfil statutory requirements, effectively manage our operations and implement relevant health and safety policies and procedures.

3. Planning and implementation

Health and safety will be improved and maintained by the introduction of detailed health and safety plans. Health and safety will also be incorporated into the planning of all significant projects.

4. Measurement and review of performance

Health and safety inspections, audits and reviews will be carried out to highlight our strengths and weaknesses, maintain standards and facilitate future improvement where necessary.

The Board collectively takes overall responsibility for health and safety within the Group. The Secretary and Group Legal Director has specific responsibility for ensuring that the Board focuses on health and safety issues and he is supported in this regard by the Group Health and Safety Manager.

Managing Directors, Senior Executives and Line Managers are responsible for the effective management of health and safety within their business. This includes taking steps to ensure compliance with the relevant statutory requirements and implementing approved Trinity Mirror health and safety policies and procedures. Every business will appoint a "competent person" to provide practical advice and assistance in managing health and safety. They will also make arrangements for the provision of occupational health services, where appropriate.

Trinity Mirror staff based in offices under the control of individual businesses will be provided with occupational health and safety services from within the relevant business.

Group Health and Safety Policies and Procedures will be established to improve and maintain standards within Trinity Mirror. These will be prepared by the Group Health and Safety Manager who will consult business unit representatives before submitting new or revised procedures to the Secretary and Group Legal Director for approval, on behalf of the Board. Approved health and safety documents will be issued to Managing Directors, Senior Executives and locally appointed "competent persons" and published for wider access on the Trinity Mirror intranet.

The Group Health and Safety Manager will also monitor and review health and safety performance across the Group and within individual businesses, providing additional advice and support where it is required.

Further information about responsibilities and detailed arrangements for health and safety can be found in specific Group Health and Safety Policies and Procedures and within business unit Health and Safety Policy documents. These will be revised and updated periodically to take account of significant events, including changes in legislation and recommended practice.'

Further measures taken in 2003

In addition to the measures that have already been described the following health and safety initiatives were taken in 2003:

- the adoption of a policy on Hostile Environments (to cover work in high risk locations) and a policy on the use of mobile phones in motor vehicles
- detailed health and safety audits were carried out in each of the printing plants resulting in reports that in some cases make recommendations for further improvement
- a rolling programme of office health and safety audits was carried out covering 70 different premises located all over the UK. The recommended actions from these audits are being progressively followed up
- a review of health and safety training needs for managers was carried out resulting in recommendations for further training in some parts of the Group. Suitable training courses are being developed
- arrangements were made to ensure compliance with amended regulations relating to the identification and management of asbestos in buildings and for disabled access. This will result in detailed follow-up work in 2004 and in appropriate cases remedial work.

Group health and safety statistics

The following table briefly illustrates accident statistics for the Group in 2003. It is pleasing to report that there has been a substantial reduction in the overall number of reportable accidents, but the number of major injuries remains a cause for concern.

Health and safety performance indicator	2003	2002
Fatalities	–	–
RIDDOR* major injuries	**10**	11
RIDDOR over 3 day injuries	**52**	75
RIDDOR occupational ill health/ diseases/conditions	**1**	2
RIDDOR dangerous occurrences	**1**	2
Total number of accidents	**870**	931
RIDDOR events frequency rate†	**0.28**	0.39
All accidents frequency rate†	**3.85**	4.1
Total days lost – accidents and occupational ill health‡	**1,378 (0.04%)**	2,137.5 (0.07%)

*RIDDOR = Reporting of Injuries, Diseases and Dangerous Occurrences Regulations 1995
†Frequency Rate = number of accidents per 100,000 hours worked
‡Figure in brackets represents the percentage of total days worked by all employees in the Group

Health and safety enforcement activity

Health and safety inspectors visited several businesses during the course of 2003. No enforcement action was taken.

In May 2003 the Health and Safety Executive (HSE) brought a prosecution against a newspaper distribution contractor and Mirror Colour Print (Watford) Ltd following an accident that occurred on their premises in January 2001. The accident involved one of the contractor's supervisors being struck by a forklift truck that was being driven by another of the contractor's employees. The distribution contractor was found to be in breach of health and safety regulations and fined £11,500 plus costs. The case against Mirror Colour Print (Watford) Ltd was dismissed, as they were able to prove that although they were in control of the premises where the accident occurred they had taken all reasonable steps to ensure safety.

Breakdown of accidents by type of event

(All percentages rounded to the nearest half decimal point)

	RIDDOR accidents 2003 (%)	All accidents 2003 (%)	RIDDOR accidents 2002 (%)	All accidents 2002 (%)
Slips and falls (same level)	**33**	**20**	36	21
Struck by moving vehicle	**4**	**1**	7	2
Lifting and handling of materials	**23**	**16**	21	15
Contact with machinery	**10**	**4**	8	5
Contact with sharp/abrasive material	**1.5**	**14**	1	13
Stepping on or striking fixed object	**7**	**18**	5	15
Use of hand tools	**2**	**4**	2	4
Struck by flying or falling object	**8**	**5**	3	6
Falls from a height	**5**	**1**	6	1
Contact with hazardous substance	**–**	**5**	–	2
Contact with electricity	**–**	**0.5**	1	0.5
Object collapsing or overturning	**1.5**	**0.5**	2	0.5
Contact with hot material/substance	**–**	**2**	–	2
Others	**5**	**9**	8	13
Total	**100**	**100**	100	100

The three most common types of reportable accidents within Trinity Mirror are consistently:
- Slips, trips and falls (same level)
- Lifting and handling of materials
- Contact with machinery.

This is not surprising and to some extent it is a reflection of the potential hazards associated with our business. Newspaper printing and publishing involves a wide range of work activities that need to be carefully managed if accidents are to be avoided.

Future health and safety initiatives

Trinity Mirror remains committed to achieving further improvements in health and safety performance. During 2004 the company intends to:
- require all businesses to prepare health and safety plans that focus on the prevention of reportable accidents, particularly the three areas highlighted in the 2003 statistics
- establish suitable registers to identify the location and condition of asbestos containing materials (ACMs) in Trinity Mirror premises. These will be linked to adequate control measures designed to prevent accidental damage and possible exposure to ACMs

- carry out surveys to identify those premises that may require alteration to facilitate safe disabled access and egress
- continue with workplace health and safety inspections and audits to help maintain acceptable standards
- provide managers with further training in health and safety, where appropriate
- improve communication on health and safety issues through a dedicated section of the Company intranet
- establish a more collective approach to health and safety management through greater collaboration and a focus on introducing further Groupwide policies and procedures
- monitor developments in new health and safety regulations taking action to ensure compliance, as necessary.

Ethics

For many years the Company has had a policy on Standards of Business Conduct which we regularly review. The introduction to the current policy states:

'Trinity Mirror plc is the largest newspaper publisher in the UK and a major UK plc. The continuing development and well-being of our business depends on all of us maintaining the highest standards of integrity and personal conduct in all matters which involve the Company.

The Company recognises its obligations to those with whom it has dealings, namely its employees, shareholders, readers and advertisers, suppliers and the communities in which its businesses operate. Its reputation is one of the most vital resources of the Company, and depends for its protection upon the honesty and integrity of each and every one of us. This document gives guidance on how the essential standards of integrity and conduct are to be maintained. It is not intended as a statement of new beliefs or the creation of new rules of conduct. Rather, it is a reaffirmation of our continuing values and practices.

Finally, this document should be read in conjunction with any specific code issued to individual groups of employees (e.g. Financial Dealings by Journalists) or any provisions of individual contracts of employment.'

The policy itself is available on the Company's website and gives guidance on conflicts of interest, the acceptance of gifts and entertainment, confidential information, insider information, and political and civic activities.

Charities

The Company's policy with regard to charitable donations and other such payments is as follows:

'Trinity Mirror believes that it can best support charities through the pages of its newspapers. This support will either be through appeals to readers for donations or through editorial content, describing the aims and activities of various charities. In every case the decision as to whether or not to support a charity appeal or whether to run editorial comment will be one for the editor of each newspaper.

Trinity Mirror plc will make direct cash donations to charities in certain limited circumstances. The Company will, at a Group level, support various charities connected with or associated with the newspaper, printing or advertising industries.

A second category of direct cash support will be to charities operating in the communities immediately surrounding Trinity Mirror's offices and print sites. The charities that are likely to receive support are smaller community-based charities where a modest donation will make a big impact. It is unlikely that a major national charity that just happens to be based very close to one of our offices would receive a donation.

There will be a further limited general pool of funds out of which donations will be made to legitimate and supportable causes that fall outside the above two criteria. There will, however, need in each case to be a demonstrable business/commercial reason why such support should be given.

Each of our regional newspaper companies will have a small budget out of which they will make direct cash donations to charities working in the community in which the newspaper is based. Scottish Daily Record and Sunday Mail Limited will similarly make a number of donations to appropriate charities based in Scotland.

The national titles of the Daily Mirror, Sunday Mirror and The People are most unlikely to make direct cash donations. They will do so only where they are asked to make a payment to charity in lieu of a fee for an interview or some form of support. Any "corporate" donations requested from the national titles are likely to be redirected to the Group, as the Company's headquarters share the same office location as that of the national titles.

All "Group" donations need the prior agreement of the Chief Executive and the Secretary and Group Legal Director. Any local business donations require the prior agreement of the relevant Managing Director.

In addition to cash donations, the Company is active in making donations in kind in the form of used computer equipment, furniture, books, etc. Through its community involvement programmes, the Company makes available members of its staff for volunteering and mentoring programmes.'

Community engagement

Trinity Mirror's newspapers, particularly its regional and local titles, know that they are nothing if they are not of the community and for the community. Part of their very raison d'être is to champion local causes. The breadth of our involvement can best be illustrated with examples of individual initiatives.

Trinity Mirror Southern is a partner with a Home Office sponsored initiative in West London to address the problems facing areas where there has been an influx of new refugees and members of other communities. The West London Community Cohesion Pathfinder is one of a number of projects in the UK.

The initiative's purpose goes beyond the concept of race equality and social inclusion. A cohesive community, it says, 'is one where there is a common sense of belonging for all communities and that the diversity of people's different backgrounds and circumstances are positively valued.' Through its weekly papers in Ealing, Harrow, Wembley, Hounslow and Uxbridge, Trinity Mirror Southern is supporting the project with training in media skills for community groups, training and newsroom work placements for teachers, publicity for Community Cohesion events and a student journalism bursary for youngsters from the target communities, which would see two young people undergo journalism training in Trinity Mirror's editorial training centre in Newcastle.

The Evening Chronicle Young Achievers Awards were inspired by the growing sense that one of the biggest issues facing Tyneside and the surrounding areas is the extremely poor record that they have in terms of the achievements of young people. The region has the worst staying-on record at school, low achievement of education qualifications, and some of the lowest business start-up rates. The awards are aimed at identifying and celebrating the achievements of young people who have achieved success in a number of different areas. The aim is to champion and highlight success and in turn create positive role models to serve as inspiration to others.

The same newspaper's Sunshine Fund, which raises funds for local disabled children within the North East, celebrates its 75th anniversary in 2004.

In 2003 the Newcastle Chronicle and Journal Newspapers in Education Newsroom was used by over 5,000 young people who were introduced to the skills required to write and produce newspapers.

The Liverpool Daily Post's 'Fight for a Flight' campaign was largely responsible for the return of a London to Liverpool air link after an absence of 10 years.

The Daily Post in Wales has run a campaign which is largely responsible for the provision of additional funding from the Assembly to provide better lighting at railway stations after a string of attacks on the public.

Our Cheshire weeklies continue to run the Community Champions Awards, now in their 14th year.

The Liverpool Echo launched its 'Kick Start' campaign to help create 2,008 jobs by 2008 when Liverpool becomes the European Capital of Culture. Each year £25,000 in cash and consultancy services is to be given to a winning company or individual entrepreneur.

The Evening Gazette's community involvement is run under the banner of 'Tees Pride'. A particular focus has been their 'Save our Steel' campaign, aimed at persuading CORUS to retain its steel works. Teesside is now into the fourth year of its Community Champions Awards.

The Birmingham Evening Mail launched the £1 million 'Why My Child Appeal' in support of the WellChild centre devoted to the research of childhood diseases.

Following research which showed that almost half of the holidaymakers in the Devon resort of Sidmouth came from the Midlands, the Sunday Mercury launched the Sidmouth Lifeboat Appeal to persuade landlocked Brummies to raise £100,000 to pay for a new lifeboat.

Risks and opportunities

Trinity Mirror is not a multinational nor is it engaged in 'heavy' industry. It is not, therefore, exposed to some of the risks faced by those who operate in developing countries or at the sharp end of environmental exposure. The greatest exposure for the Group would, therefore, be a systems failure that led to a domestic failure of its environmental, health and safety or ethical policies. It is unlikely that a failure in any of these three areas would be catastrophic.

The Board believes that the Company's main exposure would be one of reputational damage. The procedure that the Company employs to control and manage these risks is through a regular review of its standards and systems and through training of relevant employees and managers.

The Company's Standards of Business Conduct are embedded within the culture of the Group. More recently the Company's health and safety policies and systems have been put under review and have been consolidated and codified. More attention is now being paid than in the past to environmental matters.

The Company believes that opportunities in these areas are, similarly, reputational. We believe that there are advantages in being seen as the employer of choice for those entering our industry, that decision having been made on an assessment, amongst many other things, of our corporate social responsibility programmes. Those programmes will also be key in the retention of staff. We also believe that there are obvious commercial advantages to being seen as a socially responsible company.

Comments to:

Paul Vickers
Secretary and Group Legal Director
Trinity Mirror plc
One Canada Square
Canary Wharf
London E14 5AP

Remuneration report

Unaudited information

This report sets out the Company's remuneration policies and the detail of how those policies are put into practice.

Before doing so it is worth saying something about the future. The process of the Chief Executive's Review undertaken by Sly Bailey during the early part of 2003 is set out in detail elsewhere in this document. In broad terms the results can be described as 'Stabilise Revitalise Grow' to make the whole worth considerably more than the sum of its parts. To achieve this strategy we believe that it is vital that we move to much more of a performance culture within the Group and in particular amongst the senior management group who will lead the Company. In the light of this the Remuneration Committee reviewed its long-term incentive programme. It has received independent advice from New Bridge Street Consultants LLP and given regard to current best practice, and how best to retain and motivate key employees to deliver long-term performance. The Remuneration Committee has decided that it wishes to change its long-term incentive arrangements to:

- provide a better link between management performance and reward
- more efficiently use the Company's equity for reward purposes
- encourage key executives to build and maintain a significant shareholding
- bring its arrangements more in line with best practice and the evolving views of investors.

This will be achieved by:

- replacing the existing Executive Share Option Scheme with a long-term incentive plan, which will reward senior executives for delivering superior Total Shareholding Return ('TSR') and Earnings per Share ('EPS') performance
- linking a substantial part of these rewards to investment by senior executives of their annual bonus in Company shares
- introducing a share ownership guideline for executive directors and the rest of the Executive Committee linked to the vesting of shares under the proposed long-term incentive plan (LTIP).

We have conducted an extensive consultation programme in respect of our new Scheme amongst major institutional investors and shareholder representatives' groups.

Further details are given in the letter and note accompanying the Notice of the Annual General Meeting.

Remuneration Committee

The Remuneration Committee (the 'Committee') consists of Penny Hughes (Chairman), Sir Victor Blank, Peter Birch, Sir Angus Grossart and David Marlow.

The Committee is a committee of the Board of directors and has been established with formal terms of reference approved by the Board. The Committee has authority to determine the appropriate remuneration, benefits and employment conditions for the executive directors. The Committee also monitors the level and structure of remuneration for senior management. The Committee sets the remuneration of the Chairman (the Chairman does not participate in any discussion of his remuneration).

The Committee fulfils its duties with a combination of both formal meetings and informal consultation with relevant parties internally, including the Chief Executive, the Secretary and Group Legal Director and the Director of Group HR. Its principal external advisors are New Bridge Street Consultants, who were appointed by the committee but who also provide remuneration advice to the company. New Bridge Street do not provide any other services to the company.

Remuneration policy

The aim is to provide remuneration packages to ensure that directors are rewarded competitively in relation to other relevant companies, in particular to the comparator group listed on page 52. The Company's policy is to provide remuneration of a median level for median performance and at an upper quartile level for upper quartile performance. The Company has sought to alter the balance of the 'package' for senior executives so that a greater percentage of the total is directly related to performance.

The main components of each remuneration package are basic annual salary and benefits, an annual bonus scheme based on performance, share-based incentives and pensions.

In order to fully align the interests of executive directors with the interests of shareholders, a significant proportion of directors' remuneration is performance-related through the use of annual bonus and share option schemes.

Basic annual salary

Basic salaries are reviewed annually by the Committee and are set relative to comparable jobs in selected relevant companies drawn from the comparator list below.

Annual bonus

The Company operates an annual performance-related bonus scheme for a number of executives, including executive directors. This provides for annual cash bonuses up to a maximum of 75% of base salary for Messrs Parker, Vaghela and Vickers and 100% for Sly Bailey, subject to the achievement of challenging earnings, profit and business targets. These payments do not form part of pensionable salary. In the financial year 2003 Sly Bailey was entitled to receive a guaranteed bonus of 50% of her base salary.

The Committee considers that the performance conditions applying to the annual bonus scheme are relevant and stretching and that this results-driven approach is in the interests of shareholders. The details of bonuses earned by executive directors in the period are shown in the table on page 49.

Share option schemes

The Committee approves the terms, conditions and allocation of share options to senior executives. The Committee believes that share-based incentives are an important part of aligning the interests of shareholders and employees and enhancing the long-term performance of the Company.

The Company operates an Inland Revenue-approved savings related share option scheme. The scheme is open to all employees, including executive directors.

Although a new LTIP is being proposed at the AGM, this report is required to set out the detail of the scheme operated during 2003.

At the Annual General Meeting in 2000 shareholders approved new executive share option schemes. The schemes are designed as long-term incentives for senior executives. Grants of options over shares worth up to 200% of base salary will be made annually and will be exercisable between three and ten years from the date of grant subject to the satisfaction of performance conditions. No options will be exercisable unless the Company's earnings per share growth exceeds inflation, measured by reference to the Retail Prices Index, plus an average of 2% per annum over a period of three years. 50% of each grant of an option to each individual is subject to a total shareholder return comparison against the FTSE mid-250 index of companies on the date of grant. The other 50% is subject to a comparison of total shareholder return with a group of about 20 other media companies: Aegis Group, British Sky Broadcasting, Capital Radio, Carlton Communications, Chrysalis, Daily Mail & General Trust, EMAP, EMI Group, HIT, Granada, Informa Group, Independent News & Media, Johnston Press, Pearson, Reed International, Reuters Group, Scottish Media Group, Taylor Nelson Sofres, United Business Media, WPP Group. No vesting will take place on either measure unless the Company's ranking is at least median. For executive directors and other senior executives options to the value of 75% of base salary will become exercisable at median performance with a sliding scale to full vesting at 20th percentile performance. If the performance criteria are not fully satisfied after three years then they can be retested over a period of four, five and six years from the date of grant.

These performance conditions were chosen because they were felt to most closely align the interests of senior executives with the interests of shareholders, by rewarding executives for achieving superior relative total shareholder return performance compared to direct competitors and the FTSE Mid 250 as a whole, whilst at the same time requiring above inflation growth in the underlying business.

The calculation of total shareholder return is performed independently by New Bridge Street Consultants.

Directors' pension arrangements

Stephen Parker and Paul Vickers participate in the main Trinity contributory occupational pension scheme as well as the non-contributory Trinity Mirror Plc Retirement Plan, which together provide final salary-based pensions on retirement at age 60 of up to 2/3 of their pensionable earnings subject to Inland Revenue limits. A spouse's pension is also payable on the death of a director and a lump sum is payable if death occurs in service. Stephen Parker is not subject to the Inland Revenue pensions cap. Paul Vickers, is subject to the cap and receives an annual cash sum equivalent to 30% of his salary in excess of the cap.

Vijay Vaghela is a member of the MGN Pensions Scheme. This scheme accrues at 1/60th per year of service of salary up to the Inland Revenue earnings cap. It is a contributory scheme. A spouse's pension is payable on death and a lump sum is payable if death occurs in service. Mr Vaghela receives an annual cash sum that is equivalent to 30% of his base salary in excess of the cap.

Sly Bailey receives an annual cash sum to use for pension purposes that is equivalent to 33% of her base salary.

Contracts of service

Each of the executive directors has a service contract with the Company which can be terminated by either party giving one year's written notice. If any executive director leaves service at the request of the Company (other than for gross misconduct) they will be entitled to receive predetermined compensation equal to 12 months' base salary and pension loss. Mrs Bailey's contract specifies that if the company terminates her contract after six months of any financial year the prescribed sum will include an amount equivalent to her pro-rata bonus entitlement.

Stephen Parker and Paul Vickers have contracts dated 28 April 2000. Sly Bailey's contract is dated 9 December 2002 and Vijay Vaghela's is dated 18 April 2003.

Current salaries of the executive directors after the most recent salary review are: Sly Bailey £550,000, Stephen Parker £326,500, Vijay Vaghela £325,000 and Paul Vickers £334,700.

Policy on external appointments

The Company acknowledges that its directors are likely to be invited to become non-executive directors of other companies. The Committee believes that these non-executive duties can broaden the directors' knowledge and experience to the benefit of the Company. Executive directors are, therefore, with the Board's permission, allowed to accept these appointments as long as there is no conflict of interest and to retain any fees.

Audited information

Directors' pension entitlements

The following directors were members of defined benefit schemes provided by the company during the year. Pension entitlements and corresponding transfer values increased as follows during the year.

	Gross increase in accrued pension £000s p.a.	Increase in accrued pension net of inflation £000s p.a.	Accrued pension at 29 December 2003[1] £000s p.a.	Value of net increase/(decrease) in accrual over period[2][3] £000s	Total change in value during period[2][4] £000s	Value of accrued pension at 29 December 2002[2] £000s	Value of accrued pension at 29 December 2003[2] £000s
Philip Graf[6]	11	7	184	144	43	3,802	3,852
Mark Haysom[7]	5	5	43	41	(24)	371	348
Stephen Parker	11	9	144	73	267	1,465	1,750
Joe Sinyor[8]	0	0	5	0	(4)	45	41
Vijay Vaghela[9]	1	1	15	(1)	3	55	62
Paul Vickers	3	3	13	22	33	73	112

Notes:

1. Pension accruals shown are the amounts which would be paid annually on retirement based on service to the end of the year (see notes 6,7,8 and 9 for exceptions).
2. Transfer values have been calculated in accordance with guidance note GN11 issued by the actuarial profession.
3. The value of net increase/(decrease) represents the incremental transfer value to the director of their service during the year, calculated on the assumption service terminated at the year end. It is based on the accrued pension increase less the director's contribution and is calculated in accordance with note 2 above.
4. The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and directors, such as stockmarket movements, and is net of the director's contribution.
5. Voluntary contributions paid by directors and resulting benefits are not shown.
6. Mr Graf retired on 18 October 2003 and elected to take a cash sum of £795,056 in lieu of part of his entitlement. Total pension payments of £30,704 were made in the period 18 October 2003 to 28 December 2003. The total change in value adjusted to take account of these benefit payments would be £869,000. His residual pension is £184,222 p.a. at 28 December 2003.
7. The figures for Mr Haysom are based on accrual to date of leaving (11 April 2003).
8. The figures for Mr Sinyor are based on accrual to date of leaving (10 January 2003).
9. The figures for Mr Vaghela are based on accrual from date of appointment to the Board of 6 May 2003.

The above disclosure of directors' pensions is in line with the latest Companies Act 1985 requirements. The figures for each director give the accrued pension entitlement to which each director would have been entitled had they left service at the end of 2003 (and the equivalent figure for the preceding year and the increase in accrued pension over the year). Also disclosed is the transfer value of the accrued pension at the end of 2003 (and the preceding year) and the increase in the transfer value during the year (net of directors' contributions). The transfer values represent a liability of the pension scheme where funded or the Company where unfunded – they are not sums due to be paid to the directors.

Non-executive directors

The remuneration of non-executive directors is determined by the Board. No director plays a part in any discussion about his or her own remuneration. The current remuneration consists of annual fees of £32,500 for each non-executive director. The Chairman, Senior Independent Director and Committee Chairmen receive additional remuneration for providing these services to the Company. The Chairman and non-executive directors do not have service contracts and cannot participate in the annual bonus scheme or the executive share option schemes.

The Board now expects that non-executive directors will acquire shares equal in value to once times their annual fee during a period of three years from the AGM in 2004.

The aggregate remuneration of the directors of the company were as follows:

	Basic salary £000	Annual bonuses £000	Taxable benefits[8] £000	Compensation* £000	Fees £000	**Total excluding pensions 2003 £000**	Total excluding pensions 2002 £000	**Pension contributions 2003 £000**	Pension contributions 2002 £000
Executive Directors									
Sly Bailey[7]	458	458	10	–	–	**926**	–	**151**	–
Margaret Ewing	–	–	–	–	–	–	249	–	57
Philip Graf[5]	367	–	16	–	–	**383**	704	**108**	133
Mark Haysom[1][6]	101	–	6	432	–	**539**	430	**25**	92
Stephen Parker[1]	318	119	21	–	–	**458**	519	**92**	90
Joe Sinyor[4]	10	–	–	477	–	**487**	537	**3**	108
Vijay Vaghela[7]	162	94	7	–	–	**263**	–	**36**	–
Paul Vickers	326	122	21	–	–	**469**	470	**96**	94
Non-Executive Directors									
Peter Birch	–	–	–	–	60	**60**	60	–	–
Sir Victor Blank[2]	–	–	–	–	175	**175**	175	–	–
Sir Angus Grossart[3]	–	–	–	–	40	**40**	42	–	–
Roger Harrison	–	–	–	–	11	**11**	33	–	–
Penny Hughes	–	–	–	–	40	**40**	40	–	–
David Marlow	–	–	–	–	40	**40**	40	–	–
Total	**1,742**	**793**	**81**	**909**	**366**	**3,891**	3,299	**511**	574
Total 2002	1,923	841	147	–	388	3,299	–	574	–

* For loss of office or additional remuneration on appointment, as appropriate.

1. Taxable benefits include relocation expenses and payment of other related costs for Mark Haysom (£nil; 2002: £26,730) and Stephen Parker (£nil; 2002: £18,089). The company has paid the tax due on all amounts on behalf of the directors.
2. Sir Victor Blank receives the base fee of £32,500 as a non-executive director and £142,500 as Chairman.
3. The fees for the services of Sir Angus Grossart as non-executive director and as Chairman of Scottish Daily Record and Sunday Mail Limited are invoiced by Noble Grossart Limited.
4. Joe Sinyor was made redundant on 10 January 2003. In accordance with his contract of employment he was paid the prescribed sum of £476,673 which was equivalent to his base salary and pension loss for 12 months.
5. Philip Graf resigned as a director on 3 February 2003. Mr Graf served written notice of termination on the Company on 18 October 2002. The Company requested that he remain available to serve as Chief Executive until the appointment of a successor, even if that appointment was made after 18 October 2003. Mr Graf remained an employee of the Company until 18 October 2003 and received base salary, pension contributions, private health insurance and use of a company car.
6. Mark Haysom resigned as a director on 11 April 2003. In accordance with his contract of employment he was paid the prescribed sum of £432,000 which was equivalent to his base salary and pension loss for 12 months.
7. Remuneration from date of first appointment to the Board.
8. Taxable benefits include private health insurance together with the use of a company car and fuel, or car allowance.

Interest in shares

The following directors held options to purchase shares under a number of the Group's share option schemes:

Name	Note	Option price	Balance 29 December 2002	(Exercised)/ granted in year	Lapsed in year	Balance 28 December 2003	Exercisable between
Executive Share Options							
Sly Bailey	4	395.5p	–	505,689	–	505,689	February 2006 to February 2013
Stephen Parker	1	372.6p	17,148	(17,148)	–	–	April 1997 to April 2004
	1	294.3p	19,704	(19,704)	–	–	March 1998 to March 2005
	1	352.7p	28,300	–	–	28,300	January 1999 to January 2006
	3	524.5p	21,687	–	–	21,687	April 2002 to April 2009
	4	544.0p	77,205	–	–	77,205	May 2003 to May 2010
	4	452.5p	137,016	–	–	137,016	April 2004 o April 2011
	4	470.5p	131,774	–	–	131,774	April 2005 to April 2012
	4	488.6p	–	130,065	–	130,065	August 2006 to August 2013
Vijay Vaghela	4	544.0p	10,951	–	–	10,951	May 2003 to May 2010
	4	452.5p	14,751	–	–	14,751	April 2004 to April 2011
	4	470.5p	16,737	–	–	16,737	April 2005 to April 2012
	4	488.6p	–	102,333	–	102,333	August 2006 to August 2013
Paul Vickers	2	436.0p	49,894	–	–	49,894	March 2000 to March 2004
	4	544.0p	113,970	–	–	113,970	May 2003 to May 2010
	4	452.5p	140,441	–	–	140,441	April 2004 to April 2011
	4	470.5p	135,069	–	–	135,069	April 2005 to April 2012
	4	488.6p	–	133,319	–	133,319	August 2006 to August 2013
Philip Graf	1	372.6p	30,009	(30,009)	–	–	April 1997 to October 2004
	1	294.3p	34,897	(34,897)	–	–	March 1998 to October 2004
	1	352.7p	45,300	(45,300)	–	–	January 1999 to October 2004
	3	524.5p	39,037	–	–	39,037	April 2002 to October 2004
	4	544.0p	158,088	–	–	158,088	May 2003 to October 2004
	4*	452.5p	194,806	–	–	194,806	October 2003 to October 2004
	4*	470.5p	195,855	–	–	195,855	October 2003 to October 2004
Mark Haysom	1	352.7p	46,500	(46,500)	–	–	January 1999 to April 2004
	3	524.5p	20,686	–	–	20,686	April 2002 to April 2004
	4	544.0p	77,205	–	–	77,205	April 2003 to April 2004
	4*	452.5p	137,016	–	–	137,016	April 2003 to April 2004
	4*	470.5p	131,774	–	–	131,774	April 2003 to April 2004
Joe Sinyor	4	454.0p	154,185	(154,185)	–	–	January 2003 to January 2004
	4	452.5p	154,696	(154,696)	–	–	January 2003 to January 2004
	4	470.5p	155,154	(155,154)	–	–	January 2003 to January 2004

1. No performance conditions attached.
2. These were originally options over Mirror Group plc shares which Mr Vickars 'rolled over' on merger. The performance criteria are deemed to have been satisfied.
3. These options are only capable of exercise if the Earnings Per Share of the company over any three consecutive financial years, commencing no earlier than the year in which the options are granted, have grown by not less than nine per cent above RPI over the same period.
4. These options are subject to the performance criteria set out under Share option schemes on page 47.

*The performance conditions on these options have not been satisfied and they will lapse.

Interest in shares (continued)

The share price on 15 August 2003 when Joe Sinyor exercised his executive options was 513p making a gain of £62,524.
The share price on 22 August 2003 when Joe Sinyor exercised his executive options was 510p making a gain of £30,473.
The share price on 5 September 2003 when Joe Sinyor exercised his executive options was 537.5p making a gain of £42,500.
The share price on 12 September 2003 when Joe Sinyor exercised his executive options was 545p making a gain of £46,250.
The share price on 12 September 2003 when Mark Haysom exercised his executive options was 545p making a gain of £89,419.
The share price on 3 October 2003 when Joe Sinyor exercised his executive options was 543p making a gain of £66,750.
The share price on 10 October 2003 when Joe Sinyor exercised his executive options was 536p making a gain of £59,513.
The share price on 14 October 2003 when Philip Graf exercised his executive options was 550p making a gain of £231,844.
The share price on 14 November 2003 when Joe Sinyor exercised his executive options was 560p making a gain of £7,003.
The share price on 17 December 2003 when Stephen Parker exercised his executive options was 530.5p making a gain of £73,617.

The aggregate gain made by directors on the exercise of share options in 2003 was £709,897 (2002: £1,591).

	Option price	29 December 2002	Granted in year	Exercised/lapsed in year	28 December 2003	Exercisable between
Savings Related Options						
Philip Graf	330.0p	818	–	(818)	–	January 2004 to July 2004
	428.0p	1,901	–	(1,901)	–	August 2003 to February 2004
Mark Haysom	428.0p	905	–	(905)	–	August 2003 to February 2004
	314.0p	1,805	–	(1,805)	–	December 2005 to May 2006
Stephen Parker	401.0p	1,032	–	(1,032)	–	December 2002 to June 2003
	330.0p	1,534	–	–	1,534	January 2004 to July 2004
	428.0p	1,813	–	–	1,813	August 2005 to February 2006
Joe Sinyor	314.0p	3,009	–	(3,009)	–	January 2003 to July 2003
Paul Vickers	314.0p	3,009	–	–	3,009	December 2005 to May 2006
Vijay Vaghela	428.0p	2,365	–	–	2,365	August 2005 to February 2006
	314.0p	1,203	–	–	1,203	December 2005 to May 2006

Beneficial Interests

The lowest price of the shares during the year was 361.5p and the highest price was 572.5p. The share price as at 28 December 2003 was 558.0p.

The interests of the directors, all of which are beneficial, in the ordinary shares of the Company are shown below:

	28 December 2003	29 December 2002
Executive directors		
Sly Bailey	**19,381**	–
Stephen Parker	**21,698**	9,154
Vijay Vaghela	**6,155**	–
Paul Vickers	**27,863**	27,863
Non-executive directors		
Peter Birch	**10,702**	10,702
Sir Victor Blank (Chairman)	**30,000**	30,000
Sir Angus Grossart	**–**	–
Penny Hughes	**1,275**	1,275
David Marlow	**25,000**	25,000

The beneficial interests of Mr Parker include 8,118 shares held in the name of his wife.

As beneficiaries under the employee benefit trust, the directors are deemed to be interested in the shares held by the employee benefit trust which, at 28 December 2003, amounted to 90,855 ordinary shares.

There have been no changes in the interests of the directors in the ordinary shares of the Company since 28 December 2003.

Performance graph – (unaudited information)

Recent legislation introduced by the Government requires a company's remuneration report to contain a graph illustrating its performance compared to an appropriate 'broad equity market index' over the past five years. As Trinity Mirror plc is currently a constituent of the FTSE Mid-250 Index, that index (minus Investment Trusts) is considered the most appropriate form of 'broad equity market index' against which the Group's performance should be graphed. Performance, as required by the legislation, is measured by Total Shareholder Return (share price growth plus dividends paid).

Penny Hughes
Chairman of the Remuneration Committee
On behalf of the Board of Directors

Directors' report

Statement of directors' responsibilities

Under the Companies Act 1985 the directors are responsible for the preparation of financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The Directors consider that in preparing the financial statements on pages 56 to 85, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The directors have responsibility for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Principal activities and future development

The principal activity of the Group is the publication and printing of newspapers, primarily in the United Kingdom. The analyses of turnover and operating profit are included as note 3 to the financial statements. A review of the Group's business and activities during the period is contained in the statement from the Chief Executive on page 10, the operating review of each of the Group's principal businesses on pages 14 to 27, and the financial review on pages 28 to 31.

Details of events since the balance sheet date are contained in note 30 to the financial statements.

The Group's strategic intent is to create a more broadly based leading media and information group by growing organically, by acquisition and by developing opportunities for expansion in the new information markets. The directors will develop opportunities in print and electronic form.

Results and dividends

The profit for the 52 weeks to 28 December 2003 attributable to shareholders after taxation and minority interest was £13.4 million. The profit for the period is stated after the provision of £100.0 million impairment charge in respect of the Group's acquired publishing rights and titles. The comparative for 2002 was a loss of £19.3 million. An interim dividend of 5.5p per share has been paid on ordinary shares. The directors now recommend a final dividend of 12.8p per share making a total dividend for the year of 18.3p per share. Payment of the recommended final dividend will be made on 7 June 2004 to shareholders registered at the close of business on 7 May 2004. The payment of these dividends requires £53.7 million (2002: £51.4 million), as disclosed in note 9 to the financial statements, leaving a loss of £40.3 million (2002: £70.7 million) to be retained in the Group.

Charitable and political donations

During the year contributions for charitable purposes totalled £181,000 (2002: £210,000), principally to various charities connected or associated with the newspaper, printing or advertising industries and local charities serving the communities in which the Group operates. No direct political contributions were paid during the year (2002: nil).

The editorial stance of the Group's national titles, and in particular that of the Daily Mirror and the Daily Record, is politically left of centre and often supportive of the Labour Party. Although the Group does not make direct political donations, it has been in the best interests of the Daily Mirror and the Daily Record to sponsor, on commercial terms, certain events in aid of the Labour Party. This is a practice that has been followed for many years. At the Company's AGM held in 2001, various of the Group's subsidiaries received authority from shareholders under the Political Parties, Elections and Referendums Act 2000 to make donations to political parties of up to £75,000 per annum. In 2003 the Scottish Daily Record and Sunday Mail Limited paid £10,000 to the Scottish Labour Party to sponsor its annual dinner (2002 total: £30,000).

Employment policies

The Group pursues a policy of equal opportunities to all employees and potential employees. The Group has continued its policy of giving fair consideration to applications for employment made by disabled persons bearing in mind the requirements for skills and aptitude for the job. In the areas of planned employee training and career development, the Group strives to ensure that disabled employees receive maximum possible benefits, including opportunities for promotion. Every effort is made to ensure that continuing employment and opportunities are also provided for employees who become disabled. Within the limitations of commercial confidentiality and security, it is the policy of the Company to take views of employees into account in making decisions, and, wherever possible, to encourage the involvement of employees in the Group's performance. Group companies evolve their own consultative policies. Methods of communication used include advisory committee meetings, newsletters, bulletins, pension trustee reports and management briefings. The Group has operated a savings related share option scheme since 1987 and all eligible employees are encouraged to participate.

Payment of suppliers

The Group has a supplier payment policy which provides for payment of all suppliers (other than those with agreed alternative terms) at the month end following the month of receipt of invoice. All companies within the Group are encouraged to make payments in accordance with those terms and conditions provided that the supplier has also complied with them.

At 28 December 2003, the Company had an average of 33 days (2002: 29 days) purchases outstanding in trade creditors.

Share capital

Details of the movements in the Company's share capital are included as note 25 to the financial statements.

Substantial shareholdings

So far as is known the only persons interested in 3% or more of the ordinary shares of the Company at 11 February 2004 were:

	Number of shares	Holding in Company
Capital Group Companies Inc	35,203,696	11.98%
Fidelity International Ltd	19,918,215	6.78%
Standard Life Investments	18,291,622	6.23%
Tweedy, Browne Company LLC	15,949,767	5.43%
Legal & General Investment Management Ltd	12,035,008	4.10%
Baillie Gifford & Co	11,302,471	3.85%

Directors' and officers' liability insurance

During the year, the Company has maintained cover for its directors and officers and those of its subsidiary companies under a directors' and officers' liability insurance policy, as permitted by section 310(3) of the Companies Act 1985.

Directors

The directors of the Company who served during the 52 weeks ended 28 December 2003 are listed below:

Executive
Sly Bailey (appointed 3 February 2003)
Philip Graf (resigned 3 February 2003)
Mark Haysom (resigned 11th April 2003)
Stephen Parker
Joe Sinyor (resigned 10 January 2003)
Vijay Vaghela (appointed 8 May 2003)
Paul Vickers

Non-Executive
Sir Victor Blank
Peter Birch CBE
Sir Angus Grossart
Roger Harrison (retired 8 May 2003)
Penny Hughes
David Marlow

Their remuneration is summarised on page 49 of the remuneration report.

David Ross was appointed as a non-executive director on 24 February 2004.

In accordance with the Articles of Association, the directors are required to retire every three years. Peter Birch retires and stands for re-election at the Annual General Meeting. Vijay Vaghela and David Ross will stand for re-election at the Annual General Meeting following their appointment on 8 May 2003 and 24 February 2004 respectively.

Auditors

On 1 August 2003 Deloitte & Touche transferred their business to Deloitte & Touche LLP, a limited liability partnership under the Limited Liability Partnerships Act 2000. The Company has given its consent to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP with effect from 1 August 2003. Accordingly the financial statements have been signed in the name of Deloitte & Touche LLP.

In accordance with section 385 of the Companies Act 1985 a resolution proposing the re-appointment of Deloitte & Touche LLP as auditors to the Company will be put to the Annual General Meeting.

By order of the Board

Paul Vickers
Secretary and Group Legal Director
26 February 2004

Independent auditors' report to the members of Trinity Mirror plc

We have audited the financial statements of Trinity Mirror plc for the year ended 28 December 2003, which comprise the consolidated profit and loss account, the consolidated and holding company balance sheets, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses and the related notes 1 to 33 together with the reconciliation of movements in consolidated shareholders' funds. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 28 December 2003 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and
Registered Auditors
London

26 February 2004

Consolidated profit and loss account

for the 52 weeks ended 28 December 2003 (52 weeks ended 29 December 2002)

	notes	Before exceptional items £m	Exceptional items (note 5) £m	Total 2003 £m	Before exceptional items (restated) £m	Exceptional items (note 5) £m	Total 2002 (restated) £m
Turnover	3	**1,095.1**	**-**	**1,095.1**	1,089.3	–	1,089.3
Net operating expenses	2	**(882.6)**	**(112.0)**	**(994.6)**	(898.3)	(131.2)	(1,029.5)
Group operating profit	3	**212.5**	**(112.0)**	**100.5**	191.0	(131.2)	59.8
Share of results of associated undertaking		**1.2**	**-**	**1.2**	1.4	0.1	1.5
Total operating profit	4	**213.7**	**(112.0)**	**101.7**	192.4	(131.1)	61.3
Profit on disposal of magazine titles		**-**	**-**	**-**	–	1.7	1.7
Profit on disposals of subsidiary/associated undertakings		**-**	**0.1**	**0.1**	–	0.1	0.1
Profit on ordinary activities before interest		**213.7**	**(111.9)**	**101.8**	192.4	(129.3)	63.1
Net interest payable	6	**(38.3)**	**-**	**(38.3)**	(43.0)	–	(43.0)
Other finance (charges)/income		**(2.9)**	**-**	**(2.9)**	6.1	–	6.1
Profit on ordinary activities before taxation		**172.5**	**(111.9)**	**60.6**	155.5	(129.3)	26.2
Tax on profit on ordinary activities	8	**(52.1)**	**5.2**	**(46.9)**	(47.0)	1.8	(45.2)
Profit/(loss) on ordinary activities after taxation		**120.4**	**(106.7)**	**13.7**	108.5	(127.5)	(19.0)
Non-equity minority interest	22	**(0.3)**	**-**	**(0.3)**	(0.3)	–	(0.3)
Profit/(loss) for the financial year		**120.1**	**(106.7)**	**13.4**	108.2	(127.5)	(19.3)
Ordinary dividends on equity shares	9			**(53.7)**			(51.4)
Retained loss for the financial year	27			**(40.3)**			(70.7)
Earnings per share (pence)	10						
Underlying earnings per share				**41.1**			37.1
Exceptional items				**(36.5)**			(43.7)
Earnings/(loss) per share – basic				**4.6**			(6.6)
Earnings/(loss) per share – diluted				**4.6**			(6.6)

Turnover and net operating expenses have been restated to reflect Arrow Interactive revenues net of commissions payable (previously disclosed as operating expenses) to third parties. This change in accounting policy has no impact on the Group operating profit for 2003 or 2002. See note 33.

All turnover and results arose from continuing operations.

Notes 1 to 33 form part of these financial statements.

Movements in reserves are set out in notes 26 and 27 to these accounts.

There is no material difference between the reported profit and the historical cost profit on ordinary activities before taxation for the financial year or the preceding financial year.

Consolidated statement of total recognised gains and losses

for the 52 weeks ended 28 December 2003 (52 weeks ended 29 December 2002)

	2003 £m	2002 £m
Profit/(loss) for the financial year	**13.4**	(19.3)
Difference between actual and expected return on pension schemes' assets	**55.1**	(170.6)
Experience losses arising on pension schemes' liabilities	**(18.0)**	(11.1)
Effects of changes in assumptions underlying the present value of pension schemes' liabilities	**(154.7)**	(12.4)
Deferred tax asset associated with movement on pension schemes' deficits	**35.3**	58.3
Total recognised gains and losses relating to the year	**(68.9)**	(155.1)

Consolidated balance sheet

at 28 December 2003 (29 December 2002)

	notes	2003 £m	2002 (restated) £m
Fixed assets			
Intangible assets	11	**1,622.4**	1,724.5
Tangible assets	12	**401.0**	389.9
Investments	13	**9.9**	9.7
		2,033.3	2,124.1
Current assets			
Stocks	14	**7.0**	7.3
Debtors	15	**160.8**	152.6
Cash at bank and in hand		**34.3**	40.0
		202.1	199.9
Creditors: amounts falling due within one year			
Bank loans, loan notes and overdrafts	16	**(57.3)**	(66.7)
Obligations under finance leases	17	**(4.4)**	(4.9)
Other creditors	18	**(249.5)**	(243.8)
		(311.2)	(315.4)
Net current liabilities		**(109.1)**	(115.5)
Total assets less current liabilities		**1,924.2**	2,008.6
Creditors: amounts falling due after more than one year			
Bank loans and loan notes	16	**(554.9)**	(599.1)
Obligations under finance leases	17	**(22.8)**	(35.4)
		(577.7)	(634.5)
Provisions for liabilities and charges	21	**(68.8)**	(67.5)
Non-equity minority interest	22	**(3.7)**	(3.7)
Net assets excluding net pension schemes' liabilities		**1,274.0**	1,302.9
Pension schemes' liabilities	24	**(248.1)**	(163.1)
Net assets including net pension schemes' liabilities		**1,025.9**	1,139.8
Equity capital and reserves			
Called-up share capital	25	**29.4**	29.2
Share premium account	26	**1,089.5**	1,080.6
Revaluation reserve	27	**5.0**	5.0
Profit and loss account	27	**(98.0)**	25.0
Equity shareholders' funds		**1,025.9**	1,139.8

The Consolidated Balance Sheet at December 2002 has been restated in accordance with UITF 38 Accounting for ESOP Trusts. See note 33.

These financial statements were approved by the Board of Directors on 26 February 2004 and signed on its behalf by:

Sly Bailey Chief Executive
Vijay Vaghela Group Finance Director

Notes 1 to 33 form part of these financial statements.

Consolidated cash flow statement

For the 52 weeks ended 28 December 2003 (52 weeks ended 29 December 2002)

	notes	2003 £m	2002 £m
Net cash inflow from operating activities	31(a)	**246.2**	219.0
Dividends received from associated undertakings		**0.9**	9.5
Cash inflow from associated undertakings		**0.9**	9.5
Returns on investments and servicing of finance			
Interest received		**0.5**	0.9
Interest paid		**(41.2)**	(43.7)
Interest element of finance lease rentals payments		**(1.4)**	(2.0)
Dividend paid to minority shareholders		**(0.3)**	(0.3)
Net cash outflow from returns on investments and servicing of finance		**(42.4)**	(45.1)
Taxation paid		**(44.9)**	(39.2)
Net cash inflow before investing activities		**159.8**	144.2
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(59.4)**	(46.0)
Sale of tangible fixed assets		**4.2**	2.8
Net cash outflow from capital expenditure and financial investment		**(55.2)**	(43.2)
Net cash flow before acquisitions and disposals		**104.6**	101.0
Acquisitions and disposals			
Acquisition of business		**(0.4)**	–
Sale of subsidiary undertakings		**0.1**	15.7
Sale of magazine titles		**–**	1.8
Net cash (outflow)/inflow from acquisitions and disposals		**(0.3)**	17.5
Dividends paid		**(52.0)**	(51.3)
Net cash inflow before financing		**52.3**	67.2
Financing			
Issue of shares		**8.7**	1.7
New unsecured loans		**–**	325.1
Repayment of unsecured loans		**(49.1)**	(406.9)
Principal payments under finance leases		**(13.1)**	(5.2)
Net cash outflow from financing		**(53.5)**	(85.3)
Decrease in cash	*31(b,c)*	**(1.2)**	*(18.1)*

Notes 1 to 33 form part of these financial statements.

Reconciliation of movements in consolidated shareholders' funds

for the 52 weeks ended 28 December 2003 (52 weeks ended 29 December 2002)

	2003 £m	2002 (restated) £m
Profit/(loss) for the financial year attributable to shareholders	**13.4**	(19.3)
Dividends	**(53.7)**	(51.4)
Retained loss	**(40.3)**	(70.7)
Other net recognised gains and losses in the period in respect of FRS 17	**(82.3)**	(135.8)
New share capital subscribed	**9.1**	2.0
Effect of share options expensed by parent company	**(0.4)**	(0.3)
Net decrease in shareholders' funds	**(113.9)**	(204.8)
Opening shareholders' funds (as previously stated)	**1,139.8**	1,345.0
ESOP shares reclassified (see note 33b)	**–**	(0.4)
Opening shareholders' funds (as restated)	**1,139.8**	1,344.6
Closing shareholders' funds	**1,025.9**	1,139.8

The reconciliation of movements in consolidated shareholders' funds has been restated in accordance with UITF 38 Accounting for ESOP Trusts. See note 33.

Holding company balance sheet

at 28 December 2003 (29 December 2002)

	notes	2003 £m	2002 £m
Fixed assets			
Tangible assets	12	**0.2**	0.7
Investments	13	**1,884.7**	1,884.7
		1,884.9	1,885.4
Current assets			
Debtors due within one year	15	**1,443.3**	873.1
Debtors due after more than one year		**227.3**	227.3
Investment	15	**1.3**	1.0
Cash at bank and in hand		**1.4**	4.0
		1,673.3	1,105.4
Creditors: amounts falling due within one year			
Bank loans, loan notes and overdrafts	16	**(15.6)**	(27.0)
Other creditors	18	**(1,625.6)**	(1,025.6)
		(1,641.2)	(1,052.6)
Net current assets		**32.1**	52.8
Total assets less current liabilities		**1,917.0**	1,938.2
Creditors: amounts falling due after more than one year			
Bank loans and loan notes	16	**(554.9)**	(599.1)
Net assets excluding net pension scheme liabilities		**1,362.1**	1,339.1
Pension scheme liabilities	24	**(2.7)**	(2.9)
Net assets including net pension scheme liabilities		**1,359.4**	1,336.2
Equity capital and reserves			
Called-up equity share capital	25	**29.4**	29.2
Share premium account	26	**1,089.5**	1,080.6
Profit and loss account	27	**240.5**	226.4
Equity shareholders' funds		**1,359.4**	1,336.2

As permitted by section 230 of the Companies Act 1985, the profit and loss account of the parent company is not presented as part of these financial statements. The parent company's profit for the financial year amounted to £68.3 million (2002: £85.7 million).

These financial statements were approved by the Board of Directors on 26 February 2004 and signed on its behalf by:

Sly Bailey Chief Executive
Vijay Vaghela Group Finance Director

Notes 1 to 33 form part of these financial statements.

Notes to the financial statements

1 Accounting policies
The financial statements have been prepared in accordance with applicable United Kingdom accounting standards.

The particular accounting policies adopted are described below.

Basis of accounting
The financial statements have been prepared under the historical cost convention as modified by revaluation of freehold properties.

The financial statements reflect the adoption of UITF 38 Accounting for ESOP Trusts.

Turnover and net operating expenses have been restated to reflect Arrow Interactive revenues net of commissions payable (previously disclosed as operating expenses) to third parties. This change in accounting policy has no impact on the Group operating profit for 2003 or 2002 (see note 33).

Basis of consolidation
The consolidated financial statements incorporate the financial statements of Trinity Mirror plc and all its subsidiaries.

On the acquisition of a business, including an interest in an associated undertaking or a joint venture, fair values are attributed to the Group's share of the identifiable assets and liabilities of the business existing at the date of acquisition and reflecting the conditions as at that date.

Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill and capitalised in the balance sheet. Prior to the implementation of FRS 10 Goodwill and Intangible Assets, purchased goodwill was written off directly to reserves and has not been reinstated.

Results of businesses are included in the consolidated profit and loss account up to the date of relinquishing control. A business is classified as a discontinued operation if it is clearly distinguishable, has a material effect on the nature and focus of the Group's activities, represents a material reduction in the Group's operating facilities and either its sale is completed or, if a termination, its former activities have ceased permanently prior to the approval of the financial statements.

The profit or loss on the disposal or closure of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged through the profit and loss account.

The results and cash flows relating to a business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition to the date of disposal.

Intangible fixed assets
Intangible fixed assets comprise goodwill and acquired publishing rights and titles.

On the acquisition of a business, including an interest in an associated undertaking, the cost of the investment is allocated between net tangible assets, goodwill and publishing rights and titles on a fair value basis. The fair value of publishing rights and titles is assessed by the directors at the date of acquisition, based on discounted cash flow valuations.

In the opinion of the directors, publishing rights and titles have an indefinite economic life and are not, therefore, subject to annual amortisation. The carrying values of these assets are reviewed annually and provision made for any impairment in the carrying value if required.

Goodwill in respect of subsidiaries and associated undertakings is capitalised in the year of acquisition and amortised over the directors' assessment of its useful economic life up to a maximum of 20 years. The directors regard 20 years as a reasonable maximum for the useful economic life of goodwill, since it is difficult to make projections beyond this period.

Any goodwill arising from acquisitions prior to the implementation of FRS 10 was written off to reserves as a matter of accounting policy, remains eliminated in reserves and will be charged or credited to the profit and loss account on the subsequent disposal of the business to which it relates.

Tangible fixed assets
Freehold land and tangible fixed assets not yet in use are not depreciated. Depreciation on assets qualifying for investment and regional development grants is calculated on their full cost. The basis and the annual rates of depreciation relating to tangible fixed assets are:

i) Freehold buildings and leasehold properties with over 50 years unexpired – 2% straight line;

ii) Other leasehold buildings – straight line over the life of the lease;

iii) Plant, fixtures and motor vehicles – straight line at appropriate rates with reference to the expected life of the individual classes of assets, or the lease term if shorter, resulting in the assets being written off over periods varying from 3 to 25 years.

Investments
Investments held as fixed assets are stated at cost less provision for any impairment. Listed current asset investments are stated at the lower of cost and market value, and other current asset investments are stated at the lower of cost and estimated net realisable value.

Associated undertakings and joint ventures
Investments, excluding those classified as subsidiaries, are regarded as associated undertakings where the Group has a long-term interest in more than 20% of the equity and exercises a significant influence over their affairs on a continuing basis, or as joint ventures where the Group shares control. These are stated in the consolidated balance sheet as the Group's share of net assets after adjustment for goodwill or discount on acquisition.

Notes to the financial statements
continued

1 Accounting policies continued

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost represents materials, direct labour and production overheads.

Deferred taxation

Deferred taxation is provided in full at the anticipated tax rates on timing differences arising from the different treatment of items for accounting and taxation purposes. No provision is made for deferred tax on investment revaluations. The Group has elected not to discount the deferred tax assets and liabilities.

Foreign currency

Assets and liabilities of foreign subsidiaries, denominated in foreign currencies, are translated into sterling at rates of exchange ruling at balance sheet dates; differences arising therefrom are taken directly to reserves. Transactions denominated in foreign currencies are translated at the average rate applicable to the accounting period. Other exchange differences are taken through the profit and loss account.

Finance and operating leases

Where the Group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Other leases are treated as operating leases. Future instalments payable under finance leases, net of finance charges, are included in creditors with the corresponding asset values recorded in tangible fixed assets and depreciated over the shorter of their estimated useful lives or their lease terms. Payments are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element, which reduces the outstanding obligation for future instalments. Operating lease payments are charged to the profit and loss account in equal annual amounts over the period of the leases.

Pension scheme arrangements – defined benefit schemes

Under FRS 17, pension scheme assets are measured using fair values. Pension scheme liabilities are measured using a projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term to the liability.

Each pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full, net of deferred tax, and presented on the face of the balance sheet. The movement in the scheme surplus/deficit is split between operating and financing items in the profit and loss account and the statement of total recognised gains and losses.

The full service cost of the pension provision is charged to operating profit. The net impact of the unwinding of the discount rate on scheme liabilities and the expected return of the scheme assets is charged/credited to other finance costs.

Any difference between the expected return on assets and that actually achieved is charged through the statement of total recognised gains and losses. Similarly, any differences that arise from experience or assumption changes are charged through the statement of total recognised gains and losses.

Capital instruments

Capital instruments are accounted for in accordance with the principles of FRS 4 Capital Instruments and are classified as equity share capital, non-equity share capital, minority interest or debt as appropriate.

Financial instruments

Any premium or discount associated with the purchase of interest rate and foreign exchange instruments is amortised over the life of the transaction. Interest receipts and payments are accrued to match the net income or cost with the related finance expense. No amounts are recognised in respect of future periods. Gains and losses on early termination or on repayment of borrowings, to the extent that they are not replaced, are taken to the profit and loss account.

Employee share option schemes

Shares held within Employee Share Option Schemes are dealt with in the balance sheet as a deduction from shareholders' funds.

Deferred income

Investment and development grants received are credited to revenue over the life of the relevant tangible fixed assets.

Turnover

Turnover excludes inter-company sales, VAT and similar sales-based taxes.

Exceptional items

Exceptional items relating to profits or losses on the sale or termination of an operation and costs of a fundamental reorganisation or restructuring, having a material effect on the nature and focus of the Group, are disclosed in accordance with FRS 3 Reporting Financial Performance.

Other items which are deemed to be exceptional by virtue of their size are included under the statutory classification appropriate to their nature but are separately disclosed on the face of the profit and loss account.

Libel litigation

Accruals are made for legal costs in respect of libel litigation in progress. Provision is made for estimated damages where it is judged probable that damages will be payable.

2 Net operating expenses	2003 £m	2002 (restated) £m
Turnover	**1,095.1**	1,089.3
Cost of sales	**553.0**	570.3
Distribution costs	**77.5**	74.5
Administrative expenses	**364.8**	385.7
Other operating income	**(0.7)**	(1.0)
Net operating expenses after exceptional items	**994.6**	1,029.5
Group operating profit	**100.5**	59.8

Included in the 2003 administrative expenses are exceptional costs amounting to £112.0 million for continuing operations (2002: £131.2 million continuing operations), including a £1.6 million write-off of goodwill in respect of the Group's Motorcycle Show business and a £100.0 million impairment charge in respect of the Group's acquired publishing rights and titles (2002: £125.0 million).

Turnover and net operating expenses have been restated to reflect Arrow Interactive revenues net of commissions payable (previously disclosed as operating expenses) to third parties. This change in accounting policy has no impact on the Group operating profit for 2003 or 2002 (see note 33).

3 Analysis of turnover, group operating profit and net assets	2003 £m	2002 (restated) £m
a) Turnover		
By geographical destination:		
United Kingdom and Republic of Ireland	**1,088.9**	1,082.6
Continental Europe	**6.1**	6.2
Rest of the World	**0.1**	0.5
	1,095.1	1,089.3
By type:		
Circulation	**376.0**	373.3
Advertising	**620.6**	618.2
Other	**98.5**	97.8
	1,095.1	1,089.3
By division:		
Regionals division*	**525.3**	521.4
Nationals division	**492.2**	494.0
Sports division	**43.4**	39.4
Magazines and exhibitions	**30.5**	31.0
Arrow Interactive (formerly Voice Media)	**3.7**	3.5
	1,095.1	1,089.3

*Regionals division includes turnover relating to Post Publications Limited of £nil (52 weeks to 29 December 2002: £2.6 million) and Ethnic Media Group Limited of £nil (52 weeks to 29 December 2002: £2.2 million), which were sold in June 2002, Channel One which ceased trading in November 2002 of £nil (52 weeks to 29 December 2002: £0.6 million) and Wheatley Dyson & Son Limited of £0.1million (52 weeks to 29 December 2002: £1.6 million) which was disposed of in February 2003.

Turnover and net operating expenses have been restated to reflect Arrow Interactive revenues net of commissions payable (previously disclosed as operating expenses) to third parties. This change in accounting policy has no impact on the Group operating profit for 2003 or 2002 (see note 33).

Notes to the financial statements

continued

3 Analysis of turnover, operating profit and net assets (continued)

b) Group operating profit

The analysis of the Group's operating profit (before exceptional items) is as follows:

By division:	2003 £m	2002 £m
Regionals division*	**123.9**	112.9
Nationals division	**85.8**	77.6
Sports division	**14.2**	11.8
Magazines and exhibitions	**4.8**	5.3
Arrow Interactive (formerly Voice Media)	**(0.3)**	0.2
Central costs	**(15.9)**	(16.8)
	212.5	191.0

*Regionals division includes losses relating to Post Publications Limited of £nil (52 weeks to 29 December 2002: £0.1 million) and profits relating to Ethnic Media Group Limited of £nil (52 weeks to 29 December 2002: £0.5 million), which were sold in June 2002, Channel One of £nil (52 weeks to 29 December 2002: £nil million) which ceased trading in November 2002 and Wheatley Dyson & Son Limited of £nil million (52 weeks to 29 December 2002: £0.1million) which was disposed of in February 2003.

Group operating profit by geographical destination has not been presented as the element of Group operating profit arising outside the United Kingdom and Republic of Ireland is immaterial.

c) Net assets employed

By division:	2003 £m	2002 (restated) £m
Regionals division	**1,020.3**	1,105.3
Nationals division	**810.8**	811.4
Sports division	**37.6**	38.2
Magazines and exhibitions	**4.2**	8.1
	1,872.9	1,963.0
Net borrowings	**(605.1)**	(666.1)
Fixed asset investments and non-equity minority interests	**6.2**	6.0
Pension fund assets	**-**	-
Pension fund liabilities	**(248.1)**	(163.1)
	1,025.9	1,139.8

Net assets have been restated in accordance with UITF 38 Accounting for ESOP Trusts. See note 33.

4 Operating profit	2003 £m	2002 £m
Total operating profit is stated after charging:		
Depreciation of tangible assets:		
Owned assets	**40.1**	39.0
Leased assets	**3.2**	4.1
Amortisation of goodwill (including £1.6 million write-off of goodwill (2002: £1.8million))	**2.5**	3.3
Operating lease rentals:		
Plant and machinery	**4.9**	7.3
Other	**18.7**	10.2
Impairment of publishing rights and titles (see note 5)	**100.0**	125.0
Other exceptional items (see note 5)	**10.4**	6.1
Auditors' remuneration:		
Group audit fees	**0.6**	0.6
Circulation audit	**0.4**	0.4
Other	**0.4**	0.7

In 2003, Group audit fees include £0.1 million relating to advice on financial reporting matters (2002: £0.1 million).

Other remuneration to auditors primarily includes fees for accounting advice, tax services and other assurance services.

Neither Deloitte nor Deloitte Consulting has performed any consultancy or systems consultancy work during this period.

No audit fee is borne by the Company (2002: £nil).

5 Exceptional items	2003 £m	2002 £m
Operating exceptional items		
Impairment of carrying value of publishing rights and titles (a)	**100.0**	125.0
Write-off of carrying value of goodwill (b)	**1.6**	–
Restructuring costs (c)	**14.6**	13.2
Maxwell related recoveries (d)	**(3.1)**	(5.6)
Birmingham circulation issue receipt (e)	**–**	(1.4)
Profit on disposal of land and buildings (f)	**(1.1)**	–
Group exceptional items charged against Group operating profit	**112.0**	131.2
Share of exceptional items of associated undertakings (g)	**–**	(0.1)
Total exceptional items charged against operating profit	**112.0**	131.1
Profit on sale of magazine titles (h)	**–**	(1.7)
Profit on sale of subsidiary undertakings (i)	**(0.1)**	(0.1)
Net exceptional items before taxation	**111.9**	129.3

a) The annual impairment review of the carrying value of the Group's publishing rights and titles, undertaken in accordance with FRS 10, indicated that an impairment charge was required. The impairment reduces the carrying value of the Regional titles in the South by £100.0 million (2002: Regional titles in the Midlands £125.0 million) to the net present value of future cash flows to be derived from these assets discounted at 8.0% (2002: 7.5%).

b) Following a review of a number of motorcycle shows during the year, in advance of their subsequent disposal in January 2004, goodwill of £1.6 million has been written off.

c) Restructuring costs of £14.6 million (2002: £13.2 million) relate primarily to costs incurred for cost reduction measures.

Notes to the financial statements
continued

5 Exceptional items (continued)

d) In 2003, the Group recovered £3.1 million (2002: £5.6 million) from the liquidators of Maxwell related companies for claims outstanding since 1992.

e) In 2002, the Group received compensation of £1.4 million (net of costs) in relation to outstanding issues following the identification of errors in the circulation of the Birmingham titles in 1999.

f) In 2003 the Group disposed of the Colmore Circus Office Tower in the Midlands for consideration of £4.7 million and an element of the land of the former Anderson Quay Building for the Scottish Daily Record for a cash consideration of £1.0 million realising a profit of £0.4 million and £0.7 million respectively.

g) In 2002, Press Association, an associated undertaking, disposed of a property, the Group share of the profit being £0.1 million.

h) In December 2002, the Group disposed of three biker magazines for a cash consideration of £1.8 million realising a profit of £1.7 million. The results of the magazines to the date of disposal were included in continuing operations. Tax was charged in respect of this disposal of £0.2 million based on a chargeable gain of £0.8 million.

i) In February 2003 the Group disposed of Wheatley Dyson & Son Limited for a cash consideration of £0.1 million realising a profit on disposal of £0.1 million. In June 2002, the Group disposed of Post Publications Limited for cash consideration of £6.5 million, realising a loss of £0.3 million, and Ethnic Media Group Limited for total consideration of £10.2 million, of which £9.2 million was paid in cash and £1.0 million is deferred for two years, realising a profit of £0.4 million. The results of the companies to the date of disposal were included in continuing operations. No tax liability arose on these disposals.

6 Net interest payable	**2003 £m**	2002 £m
Interest on bank loans, loan notes and overdrafts		
Wholly repayable within five years	**(12.6)**	(20.1)
Repayable after five years	**(25.3)**	(22.1)
Interest on finance leases		
Repayable within five years	**(0.1)**	(0.3)
Repayable after five years	**(1.3)**	(1.7)
Interest payable and similar charges	**(39.3)**	(44.2)
Interest receivable and other similar income	**1.0**	1.2
Net interest payable	**(38.3)**	(43.0)

7 Staff costs	**2003 Number**	2002 (restated) Number
The average number of persons, including executive directors, employed by the Group in the year was:		
Production and editorial	**6,239**	6,535
Sales and distribution	**4,071**	4,149
Administration	**1,849**	2,052
	12,159	12,736

All employees are employed in the United Kingdom and the Republic of Ireland.

The comparatives for the average number of employees have been restated to reflect the actual number of employees. Previously, full time equivalent staff numbers were reported. The change in disclosure results in the 2002 staff numbers increasing from 11,458 to 12,736.

The above excludes 1,036 (2002: 854) casual workers due to the impracticality of determining regular and occasional workers.

7 Staff costs (continued)

	2003 £m	2002 £m
Staff costs, including directors' emoluments, incurred during the year were:		
Wages and salaries	**286.1**	285.6
Employers' national insurance contributions	**24.9**	23.9
Pension costs	**26.5**	25.4
	337.5	334.9

Disclosure of individual directors' remuneration, share options, long-term incentive schemes, pension contributions and pension entitlements required by the Companies Act 1985 and those specified for audit by the Financial Services Authority are shown in the tables in the Remuneration Report on pages 46 to 52 and form part of these financial statements.

Other pension costs, mainly interest costs, expected return on assets and actuarial gains are reported elsewhere and excluded from above.

8 Tax on profit on ordinary activities

	2003 £m	2002 £m
Profit before tax on ordinary activities before exceptional items	**172.5**	155.5
Corporation Tax		
Corporation tax charge for the year	**52.1**	45.5
Prior year adjustment	**(1.2)**	0.6
Total current tax charge	**50.9**	46.1
Deferred Tax		
Deferred tax charge for the year	**3.8**	2.9
Prior year adjustment	**(2.6)**	(2.0)
Total deferred tax	**1.2**	0.9
	52.1	47.0
Exceptional:		
UK corporation tax on exceptional items	**(5.2)**	(1.8)
Tax on profit on ordinary activities	**46.9**	45.2

Included within the deferred tax charge for the year is an FRS 17 credit of £1.1 million (2002: £0.6 million).

Reconciliation of current tax charge

The current tax rate for the year is less than the statutory rate of 30% (2002: statutory rate 30%) for the reasons set out in the following reconciliation.

	2003 %	2002 %
Standard rate of corporation tax	**30.0**	30.0
Permanent items	**2.3**	1.1
Capital allowances (in excess)/below depreciation	**(2.5)**	0.7
Deferred tax on short-term and other timing differences	**0.4**	(2.6)
Prior year adjustment to corporation tax	**(0.7)**	0.4
Total current tax charge rate	**29.5**	29.6
Deferred tax charge rate	**0.7**	0.6
Effective rate before exceptional items	**30.2**	30.2
Impact of exceptional items on effective tax charge rate	**47.2**	142.3
Effective rate after exceptional items	**77.4**	172.5

9 Dividends

	2003 Per share	2002 Per share	2003 £m	2002 £m
Interim, paid	**5.5p**	5.3p	**16.1**	15.5
Final, proposed	**12.8p**	12.3p	**37.6**	35.9
Equity dividends payable on ordinary shares	**18.3p**	17.6p	**53.7**	51.4

10 Earnings per ordinary share

	2003	2002
Profit/(loss) for the financial year (£million)	**13.4**	(19.3)
Basic and diluted loss attributable to ordinary shareholders (£million)	**13.4**	(19.3)
Weighted average number of ordinary shares used for basic EPS calculation ('000)	**292,416**	291,628
Effect of dilutive share options ('000)	**1,358**	311
Weighted average number of ordinary shares used for diluted EPS calculation ('000)	**293,774**	291,939

To assist comparison, an underlying earnings per share has also been calculated to exclude the impact of exceptional items as shown below:

	2003 £m	2002 £m
Profit on ordinary activities before exceptional items and after taxation and non-equity minority interest	**120.1**	108.2
Exceptional items before taxation	**(111.9)**	(129.3)
Exceptional tax effect	**5.2**	1.8
Exceptional items after tax	**(106.7)**	(127.5)
Profit/(loss) for the financial year	**13.4**	(19.3)

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to ordinary shareholders by the weighted average number of shares during the year.

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.

Earnings per share (pence)	pence	pence
Underlying earnings per share	**41.1**	37.1
Underlying earnings per share	**41.1**	37.1
Exceptional items	**(36.5)**	(43.7)
Basic earnings/(loss) per share	**4.6**	(6.6)
Diluted earnings/(loss) per share	**4.6**	(6.6)

11 Intangible fixed assets

	Publishing rights/titles £m	Goodwill £m	Group Total 2003 £m
Cost			
At 30 December 2002	**1,991.2**	**51.2**	**2,042.4**
Additions	**–**	**0.4**	**0.4**
At 28 December 2003	**1,991.2**	**51.6**	**2,042.8**
Accumulated amortisation			
At 30 December 2002	**(275.0)**	**(42.9)**	**(317.9)**
Charge for the period	**–**	**(0.9)**	**(0.9)**
Goodwill written off	**–**	**(1.6)**	**(1.6)**
Impairment of publishing rights and titles	**(100.0)**	**–**	**(100.0)**
At 28 December 2003	**(375.0)**	**(45.4)**	**(420.4)**
Net book value			
At 28 December 2003	**1,616.2**	**6.2**	**1,622.4**
At 29 December 2002	1,716.2	8.3	1,724.5

The annual impairment review of the carrying value of the Group's publishing rights and titles, undertaken in accordance with FRS 10, has indicated that an impairment charge was required. The impairment charge reduces the carrying value of the Regional titles in the South by £100.0 million (2002: Regional titles in the Midlands £125.0 million) to the net present value of future cash flows to be derived from these assets, discounted at 8.0% (2002: 7.5%). The write-off of goodwill is in respect of the disposal of a motorcycle show business which took place in January 2004.

The directors have assessed the expected future impact of acquisitions in previous periods and have attributed useful economic lives up to a maximum of 20 years to the goodwill arising.

Additions during the year are in respect of the acquisition of Quartez for cash consideration of £0.4 million.

12 Tangible fixed assets

	Land and buildings Freehold £m	Land and buildings Leasehold £m	Plant & vehicles £m	Assets under construction £m	Group Total £m	Company Plant & vehicles £m
At cost or valuation						
At 30 December 2002	166.3	23.1	353.9	29.5	572.8	2.5
Transferred from group companies	–	–	–	–	–	0.4
Additions	7.6	0.9	24.8	26.1	59.4	–
Disposals	(3.9)	–	(8.9)	–	(12.8)	(2.5)
Reclassification	1.8	(1.8)	0.7	(0.7)	–	–
Write-off of fully depreciated assets	–	–	(2.9)	–	(2.9)	–
At 28 December 2003	**171.8**	**22.2**	**367.6**	**54.9**	**616.5**	**0.4**
Accumulated depreciation						
At 30 December 2002	6.7	7.0	169.2	–	182.9	1.8
Transferred from group companies	–	–	–	–	–	0.2
Charge for period	2.9	0.6	39.8	–	43.3	–
Disposals	(0.5)	–	(7.3)	–	(7.8)	(1.8)
Reclassification	0.1	(0.2)	0.1	–	–	–
Write-off of fully depreciated assets	–	–	(2.9)	–	(2.9)	–
At 28 December 2003	**9.2**	**7.4**	**198.9**	**–**	**215.5**	**0.2**
Written down book value						
At 28 December 2003	**162.6**	**14.8**	**168.7**	**54.9**	**401.0**	**0.2**
At 29 December 2002	159.6	16.1	184.7	29.5	389.9	0.7

Notes to the financial statements

continued

12 Tangible fixed assets (continued)

Written down book value of land and buildings comprises:	£m
Freehold land and buildings	**162.6**
Leases with more than 50 years to run	**8.6**
Leases with less than 50 years to run	**6.2**
	177.4

Tangible fixed assets at historical cost	Group Total £m	Company Plant & vehicles £m
Cost	611.5	0.4
Depreciation	(215.5)	(0.2)
Written down value	**396.0**	**0.2**

Modified historic cost

Following adoption of FRS 15 Tangible Fixed Assets, the value of certain of the Group's land and buildings has been frozen at modified historic cost. The valuation of £32.9 million has not been updated since the last revaluation in 1988.

	£m
Cost	**23.3**
Valued in 1988	**9.6**
	32.9

Plant, equipment and vehicles are all shown at cost.

Included within the total net book value of tangible assets is £21.7 million (2002: £29.6 million) in respect of assets acquired under finance leases. Depreciation for the year on those assets was £3.2 million (2002: £4.1 million).

No provision is made for tax that would arise on any excess of sale proceeds over the cost of land and buildings if they were to be sold at their revalued amounts.

Capital commitments	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Capital expenditure contracted for but not provided in the accounts	**16.2**	43.7	**–**	–

13 Investments held as fixed assets	Group Share of net assets of associates £m	Group Investments £m	Group Total £m
At 29 December 2002 (restated)	9.6	0.1	9.7
Dividends received	(0.9)	–	(0.9)
Share of operating profit	1.2	–	1.2
Share of net interest	0.5	–	0.5
Share of taxation	(0.6)	–	(0.6)
At 28 December 2003	**9.8**	**0.1**	**9.9**

The Group's interests in joint ventures have not been accounted for under the gross equity basis on the grounds of immateriality.

Investments held as fixed assets have been restated in accordance with UITF 38 Accounting for ESOP Trusts. See note 33.

13 Investments held as fixed assets (continued)

	Company			
	Shares £m	Subsidiary loans £m	Investments £m	Total £m
Cost				
At 30 December 2002	1,851.3	42.1	0.9	1,894.3
At 28 December 2003	**1,851.3**	**42.1**	**0.9**	**1,894.3**
Provisions				
At 30 December 2002	8.7	–	0.9	9.6
At 28 December 2003	**8.7**	**–**	**0.9**	**9.6**
Net book value				
At 28 December 2003	**1,842.6**	**42.1**	**–**	**1,884.7**
At 30 December 2002	1,842.6	42.1	–	1,884.7

A list of principal subsidiaries and associated undertakings is shown on page 86.

14 Stocks	Group 2003 £m	Group 2002 £m
Raw materials and consumables	**7.0**	7.3

15 Debtors	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Trade debtors	**131.1**	122.9	**–**	0.1
Amounts owed by subsidiary companies	**–**	–	**1,625.2**	1,068.4
Other debtors	**5.0**	5.2	**2.9**	1.8
Prepayments and accrued income	**24.7**	24.5	**42.5**	30.1
	160.8	152.6	**1,670.6**	1,100.4

Included in amounts owed by subsidiary companies is a £227.3 million (2002: £227.3 million) convertible bond, repayable in 2030, with associated accrued interest of £13.6 million (2002: £1.2 million).

Current asset investments

The Group has current asset investments in shares in UK listed companies with a book value of £47,000 (2002: £47,000) which had a market value of £2,225,740 at 28 December 2003 (2002: £1,742,000).

The Company has current asset investments in shares in UK listed companies with a book value of £1,302,224 (2002: £1,019,200) which had a market value of £1,302,224 at 28 December 2003 (2002: £1,019,200).

Notes to the financial statements

continued

16 Bank loans, loan notes and overdrafts

	2003 Within 1 year £m	2003 After 1 year £m	2002 Within 1 year £m	2002 After 1 year £m
Group				
Bank overdrafts	**19.3**	**–**	23.8	–
Bank loans	**–**	**114.3**	–	143.8
Loan notes	**38.0**	**440.6**	42.9	455.3
	57.3	**554.9**	66.7	599.1
Company				
Bank overdrafts	**0.3**	**–**	11.6	–
Bank loans	**–**	**114.3**	–	143.8
Loan notes	**15.3**	**440.6**	15.4	455.3
	15.6	**554.9**	27.0	599.1

Further analysis of finance debt is provided in note 19 of the financial statements.

17 Finance lease obligations and operating lease commitments

	Group 2003 £m	Group 2002 £m
Finance lease obligations are repayable as follows:		
Within one year	**4.4**	4.9
Between one and two years	**1.8**	4.3
Between two and five years	**7.6**	8.9
After five years	**13.4**	22.2
	27.2	40.3

	Land and buildings		Other		Total	
	Group 2003 £m	Group 2002 £m	Group 2003 £m	Group 2002 £m	Group 2003 £m	Group 2002 £m
Operating lease commitments for the coming year are as follows:						
Leases expiring:						
Within one year	**0.4**	1.1	**1.0**	1.3	**1.4**	2.4
Between one and five years	**3.5**	2.4	**7.2**	7.7	**10.7**	10.1
After five years	**12.0**	9.8	**–**	–	**12.0**	9.8
	15.9	13.3	**8.2**	9.0	**24.1**	22.3

The Company had no finance lease obligations or operating lease commitments.

18 Other creditors: amounts falling due within one year

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Trade creditors	**46.4**	42.6	**0.1**	0.5
Amounts owed to subsidiary companies	**–**	–	**1,570.5**	968.6
Corporate taxation	**26.9**	27.2	**2.5**	3.0
Other taxation and social security	**21.0**	20.3	**–**	–
Other creditors	**20.5**	22.8	**3.9**	0.9
Accruals and deferred income	**97.1**	95.0	**11.0**	16.7
Proposed dividends	**37.6**	35.9	**37.6**	35.9
	249.5	243.8	**1,625.6**	1,025.6

19 Borrowings	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Bank overdrafts (unsecured)	**19.3**	23.8	**0.3**	11.6
Syndicated unsecured bank loan	**114.3**	143.8	**114.3**	143.8
US$22.8m unsecured loan notes	**14.9**	29.8	**14.9**	29.8
Unsecured commercial rate loan notes	**23.1**	28.0	**0.4**	0.5
US$350m unsecured loan notes	**237.2**	237.1	**237.2**	237.1
US$252m unsecured loan notes	**171.4**	171.3	**171.4**	171.3
£22m unsecured loan notes	**22.0**	22.0	**22.0**	22.0
£10m unsecured loan notes	**10.0**	10.0	**10.0**	10.0
Obligations under finance leases	**27.2**	40.3	**-**	-
	639.4	706.1	**570.5**	626.1
Due within one year	**61.7**	71.6	**15.6**	27.0
Due after more than one year	**577.7**	634.5	**554.9**	599.1
	639.4	706.1	**570.5**	626.1

An analysis of the maturity is shown in note 20(a).

Syndicated loan facility

The £369 million unsecured syndicated loan facility is fully repayable on 20 June 2007.

All fees payable to participating banks and costs incurred for the facility are netted off against the amount drawn under the facility and are being written off over three years.

US$22.8 million unsecured loan notes

US$22.8 million (2002: US$45.7 million) represents the outstanding obligations under a US$160 million US$ private placement undertaken in September 1994. The notes are repayable in equal annual instalments of US$22.9 million on 15 September. Both the interest and capital repayments under the notes have been swapped into sterling through the use of cross-currency interest rate swaps. As at 28 December 2003, £14.9 million (2002: £29.8 million) remains outstanding under these loan notes.

US$350 million and £22 million unsecured loan notes

On 24 October 2001 the Group issued unsecured loan notes totalling US$350 million and £22 million through a private placing in the United States and the UK respectively. The placing consisted of 5 series with different interest rates and maturities as follows:

US$80 million 6.6% fixed rate Series A notes due 24 October 2008
US$190 million 7.04% fixed rate Series B notes due 24 October 2011
US$80 million 7.19% fixed rate Series C notes due 24 October 2013
£16 million 7.3% fixed rate Series D notes due 24 October 2011
£6 million floating rate series E notes due 24 October 2008.

All the notes are repayable in full on maturity. Both the interest and capital repayments under US$-denominated notes has been swapped into sterling through the use of cross-currency interest rate swaps. At 28 December 2003 £259.2 million (2002: £259.1 million) (net of costs) remains outstanding under these loan notes. The costs of the issue are being written off over the term of the notes.

19 Borrowings (continued)

US $252 million and £10 million unsecured loan notes
On 20 June 2002, the Group issued unsecured loan notes totalling $252 million and £10 million through a private placing in the United States and the UK respectively. The placing consisted of 4 series with different interest rates and maturities as follows:

US$102 million 7.17% Series A notes due 20 June 2012
US$50 million 7.27% Series B notes due 20 June 2014
US$100 million 7.42% Series C notes due 20 June 2017
£10 million 7.14% Series D notes due 20 June 2014.

All the loan notes are repayable in full on maturity. Both interest and capital payable under the US$ denominated loan notes have been swapped into sterling through the use of cross-currency swaps. At 28 December 2003, £181.4 million (net of costs) remains outstanding under these loan notes (2002: £181.3 million). The costs of the issue are being written off over the term of the notes.

Unsecured commercial rate loan notes
The Group had issued unsecured loans as part consideration for various acquisitions undertaken in the past. Interest on the loan notes is linked to LIBOR or base rate.

Obligations under finance leases
The Group has a number of assets at its printing plants which have been funded through finance leases secured against these assets. Substantially all the leases are at variable rates of interest linked to LIBOR.

20 Financial Instruments
The Group's policies as regards derivatives and financial instruments are set out in the Financial Review on pages 28 to 31 and the accounting policies on pages 61 and 62. The Group does not trade in financial instruments.

a) Maturity profile of financial liabilities excluding short-term debtors and creditors	Group 2003 £m	Group 2002 £m
Repayable by instalments as follows:		
Overdrafts		
Repayable within one year	**19.3**	23.8
Bank loans		
Repayable within one year	**–**	–
Between one and two years	**–**	–
Between two and five years	**114.3**	143.8
Loan notes		
Repayable within one year	**38.0**	42.9
Between one and two years	**–**	14.9
Between two and five years	**54.6**	–
After five years	**386.0**	440.4
Obligations under finance leases		
Repayable within one year	**4.4**	4.9
Between one and two years	**1.8**	4.3
Between two and five years	**7.6**	8.9
After five years	**13.4**	22.2
	639.4	706.1

20 Financial instruments (continued)

The Group has the following undrawn committed borrowing facilities at the year end:

	Group 2003 £m	Group 2002 £m
Expiry date		
Between two and five years	**240.1**	204.4
	240.1	204.4

b) Interest rate profile excluding short-term debtors and creditors

The following interest rate and currency profiles of the Group's financial assets and liabilities are after taking into account interest rate and cross-currency interest rate swaps entered into by the Group.

	Fixed rate £m	Floating rate £m	Total £m	Weighted average rate* %	Weighted average period* Years
At 28 December 2003					
Sterling	126.0	89.9	215.9	5.6%	2.1
US$ swapped into sterling	–	423.5	423.5	–	–
Gross sterling borrowings	**126.0**	**513.4**	**639.4**	**5.6%**	**2.1**
At 29 December 2002					
Gross sterling borrowings	126.0	580.1	706.1	6.3%	3.0

*In respect of fixed rate borrowings.

Interest on the floating rate liabilities is based on LIBOR and base rates. In addition to the above the Group has interest rate caps on a total £300.0 million (2002: £300.0 million) notional principal with an interest rate of 5.75%, expiring in the first half of 2004.

Financial assets

The only financial assets held by the Group comprise cash at bank and in hand of £34.3 million (2002: £40.0 million). Interest on deposits held at bank is received at the prevailing overnight deposit rate.

Notes to the financial statements

continued

20 Financial instruments (continued)

c) Fair value of financial assets and liabilities excluding short-term debtors and creditors

Primary financial instruments held or issued to finance the Group's operations	2003 Carrying amount £m	2003 Estimated fair value £m	2002 Carrying amount £m	2002 Estimated fair value £m
Bank overdrafts (unsecured)	**19.3**	**19.3**	23.8	23.8
Syndicated unsecured bank loan	**114.3**	**115.0**	143.8	145.0
Unsecured fixed rate bank loans	**-**	**-**	-	-
US$22.8m unsecured loan notes	**14.9**	**13.4**	29.8	31.3
Unsecured commercial rate loan notes	**23.1**	**23.1**	28.0	28.0
US$350m unsecured loan notes	**237.2**	**234.8**	237.1	266.0
US$252m unsecured loan notes	**171.4**	**173.9**	171.3	200.8
£22m unsecured loan notes	**22.0**	**24.5**	22.0	24.2
£10m unsecured loan notes	**10.0**	**11.6**	10.0	11.4
Obligations under finance leases	**27.2**	**27.2**	40.3	40.3
	639.4	**642.8**	706.1	770.8
Financial assets				
Cash at bank and in hand	**34.3**	**34.3**	40.0	40.0
Derivative financial instruments held to manage interest rate and currency profile				
Interest rate swaps	**(0.4)**	**(0.6)**	(0.3)	(1.7)
Cross-currency interest rate swaps	**(0.2)**	**(54.8)**	(0.6)	(2.2)
Interest rate caps	**-**	**-**	0.9	0.1
	(0.6)	**(55.4)**	–	(3.8)

Market values have been used to determine the fair values of all interest rate swaps, cross-currency interest rate swaps and interest rate caps. With the exception of the US$ denominated unsecured loan notes, all sterling financial liabilities have a market value equivalent to the book value as the underlying interest costs are at variable market rates. The fair value of the US$ denominated unsecured loan notes has been calculated by discounting the underlying cash flows and using the year-end exchange rate to convert the US$ value to sterling.

d) Currency profile

The Group has no material foreign currency exposures as the US$22.8 million, U$350 million and US$252 million unsecured loan notes detailed in note 19 are hedged through cross-currency interest rate swaps.

e) Hedges

As at 28 December 2003 there were unrecognised losses on financial instruments used as hedges of £54.8 million (2002: £5.4 million) and losses carried forward in the balance sheet of £0.2 million (2002: £0.6 million), of which £0.4 million (2002: £1.2 million) and £0.2 million (2002: £0.4 million) respectively are expected to be recognised in the financial year ending 2 January 2005.

As at 28 December 2003, there were unrecognised gains on financial instruments used as hedges of £nil (2002: £1.6 million) and gains carried forward in the balance sheet of £nil (2002: £0.9 million) of which £nil (2002: £nil) and £nil (2002: £0.7 million) respectively are expected to be recognised in the financial year ending 2 January 2005.

There are no gains or losses arising on hedges recognised in the financial year ending 28 December 2003 which related to previous financial periods.

21 Provisions for liabilities and charges

	Deferred taxation £m	Property provision £m	Pension provision £m	Total £m
At 30 December 2002	53.8	13.7	–	**67.5**
Utilised	–	(2.2)	–	**(2.2)**
Charged to profit and loss account	2.3	1.2	–	**3.5**
At 28 December 2003	**56.1**	**12.7**	**–**	**68.8**

The property provision relates to onerous property leases and future committed costs related to occupied, let and vacant properties. This provision will be utilised over the remaining term of the leases. During the year £2.2 million was utilised in respect of this provision.

22 *Non-equity minority interest*

The non-equity minority interest comprises £3.7 million 7.8% cumulative convertible redeemable preference shares of £1 each in a subsidiary company, The Adscene Group Limited. They are redeemable at the Company's option at par, after January 2016. The preference shares carry a dividend payable half yearly in arrears.

Dividends paid during the year of £0.3 million (2002: £0.3 million) are included in the profit and loss account.

23 Deferred taxation

	2003 £m	2002 £m
Accelerated capital allowances	**58.7**	56.5
Short-term timing differences	**(2.6)**	(2.7)
Total provision	**56.1**	53.8

Provision for tax on capital gains payable on the disposal of revalued properties is made only when it is decided in principle to dispose of the asset.

The tax liability on capital gains if all properties had been sold at their book values, and without taking advantage of rollover relief, is estimated to be £0.2 million (2002: £0.2 million).

Other deferred taxation not provided is in respect of gains deferred by rollover and held-over relief of £2.6 million (2002: £3.2 million).

24 Pensions

The Group operates a number of funded final salary pension schemes including two executive arrangements, all of which have been set up under Trusts that hold their financial assets separately from those of the Group. In addition, a number of defined contribution arrangements are currently operated, however, the cost of these is immaterial and is not separately disclosed within the pension costs for the Group.

Two of the schemes, namely the Mirror Group Pension Scheme (the 'Old Scheme') and the MGN Past Service Pension Scheme (the 'Past Service Scheme') cover the liabilities in respect of service up to 13 February 1992, the date when the Old Scheme was closed. The Past Service Scheme was established to meet the liabilities for service up to 13 February 1992 for employees and former employees, who worked regularly on the production and distribution of Mirror Group's newspapers, which are not satisfied by payments from the Old Scheme and the Maxwell Communications Pension Plan or by the State.

An actuarial valuation of these pension schemes as at 31 December 2002 showed that they have insufficient assets to meet their liabilities for members' benefits, therefore contributions of £3.5 million were paid to the Past Service Scheme in 2003 with the same amount to be paid in 2004.

In addition to the above schemes, the Group operates a further eight final salary schemes. Formal valuations of schemes are carried out regularly, the actuarial methods and assumptions used to calculate each scheme's assets and liabilities varying according to the actuarial and funding policies adopted by their respective trustees.

Notes to the financial statements

continued

24 Pensions (continued)

The most significant of the schemes are the Trinity Retirement Benefit Scheme (the 'Trinity Scheme'), the MGN Pension Scheme (the 'MGN Scheme') and the Midland Independent Newspapers Pension Scheme (the 'MIN Scheme'), which together with the Old Scheme and the Past Service Scheme represent over 95% of the aggregate market value. The last formal valuation of these schemes was undertaken on 30 June 2001 for the Trinity Scheme, 31 December 2002 for the MGN Scheme and 31 March 2002 for the MIN Scheme. These valuations showed surpluses of £44.4 million and £0.3 million in the Trinity and MIN Schemes respectively and a deficit of £25.2 million in the MGN Scheme. All of the schemes are being funded in accordance with the recommendations of the respective actuaries. In 2004, employer's contributions to the MGN Scheme have been increased by 1.1% to 11.1%. A valuation of the Trinity Scheme is being carried out which will lead to an increase in contributions. The Company has agreed with the Trustee to increase the contribution rate from 9% to 14%.

During 2002, the decision was taken to close entry to the three final salary pension schemes to new employees with effect from 1 January 2003. Existing staff who were eligible to join a final salary scheme had until 28 February 2003 to apply. All new employees, after 1 January 2003, are entitled to participate in a new defined contribution plan, known as the Trinity Mirror Pension Plan, which was introduced on 1 July 2003.

Valuations have been performed in accordance with the requirements of FRS 17 as at 31 December 2003. Scheme liabilities have been calculated using a consistent projected unit valuation method and compared to the schemes' assets at the 28 December 2003 market value.

Based on actuarial advice, the financial assumptions used in calculating the schemes' liabilities and the total value of those liabilities under FRS 17 are:

	Assumptions as at 28 December 2003 (%)	Assumptions as at 29 December 2002 (%)	Assumptions as at 30 December 2001 (%)
Discount rate	5.40	5.60	5.75
Inflation rate	2.75	2.30	2.50
Pension increases:			
Pre 6 April 1997 pensions	2.75 to 5.00	2.30 to 5.00	2.50 to 5.00
Post 6 April 1997 pensions	2.75 to 3.25	2.30 to 3.00	2.50 to 3.00
Salary progression	4.30	4.10	4.25
Actuarial value of scheme liabilities (£ million)	**1,325.2**	**1,105.8**	**1,036.9**

The market value of assets in the Group's schemes and the expected rates of return on each class of assets are:

	Expected rate of return at 28 December 2003 (%)	Market value at 28 December 2003 £m	Expected rate of return at 29 December 2002 (%)	Market value at 29 December 2002 £m	Expected rate of return at 30 December 2001 (%)	Market value at 30 December 2001 £m
UK equities	8.50	339.0	8.40	307.4	7.90	329.0
US equities	8.50	69.3	8.40	45.9	7.90	55.0
Other overseas equities	8.50	153.4	8.70	113.4	8.10	120.2
Property	6.40	0.3	6.50	0.7	6.90	0.7
Corporate bonds	5.30	76.6	5.60	36.4	5.75	37.7
Fixed-interest gilts	4.80	267.9	4.50	339.8	5.00	421.2
Index-linked gilts	4.80	44.8	4.50	10.4	5.00	9.4
Cash	3.80	19.4	4.30	18.8	4.50	26.7
		970.7		**872.8**		**999.9**

24 Pensions (continued)

The overall net deficit between the assets of the Group's defined benefit pension schemes and the actuarial liabilities of those schemes at 28 December 2003 is as follows:

	Total as at 28 December 2003 £m	Total as at 29 December 2002 £m	Total as at 30 December 2001 £m
Fair value of schemes' assets	970.7	872.8	999.9
Actuarial value of schemes' liabilities	(1,325.2)	(1,105.8)	(1,036.9)
Schemes' deficits	(354.5)	(233.0)	(37.0)
Deferred tax	106.4	69.9	11.1
Net schemes' liabilities	**(248.1)**	**(163.1)**	**(25.9)**

The contributions made during the year totalled £25.2 million (52 weeks to 29 December 2002 £17.4 million).

The future contribution rates for the Group's most significant schemes range from 9% to 14% of pensionable salaries. Under the above projected unit method of valuing scheme liabilities, the cost of the Group's closed schemes will increase as the schemes' membership status matures.

The amounts included within operating profit for the year under FRS 17 are as follows:

	52 weeks to 28 December 2003 £m	52 weeks to 29 December 2002 £m
Current service cost	**24.5**	24.6
Past service cost	**1.7**	0.8
Total included within operating profit	**26.2**	25.4

The amounts included as other finance charge/(income) for the year under FRS 17 are as follows:

	52 weeks to 28 December 2003 £m	52 weeks to 29 December 2002 £m
Expected return on pension schemes' assets	**(57.7)**	(64.6)
Interest cost on pension schemes' liabilities	**60.6**	58.5
Net finance charge/(income)	**2.9**	(6.1)

The movement in the deficit during the year is analysed below:

	52 weeks to 28 December 2003 £m	52 weeks to 29 December 2002 £m
Opening deficit in the schemes	**(233.0)**	(37.0)
Current service cost	**(24.5)**	(24.6)
Contributions	**25.2**	17.4
Past service costs	**(1.7)**	(0.8)
Finance (charge)/income	**(2.9)**	6.1
Actuarial losses	**(117.6)**	(194.1)
Closing deficit in the pension schemes	**(354.5)**	(233.0)

Notes to the financial statements

continued

24 Pensions (continued)

The history of experience gains and losses has been:

	As at 28 December 2003 £m	As at 29 December 2002 £m
Difference between the expected and actual return on scheme assets	**55.1**	(170.6)
Percentage of scheme assets	**5.7%**	(19.5)%
Experience (losses)/gains arising on pension scheme liabilities	**(18.0)**	(11.1)
Percentage of scheme liabilities	**(1.4)%**	(1.0)%
Total amount recognised in statement of total recognised gains and losses	**(117.6)**	(194.1)
Percentage of scheme liabilities	**(8.9)%**	(17.5)%

The profit and loss reserve is analysed below:

	As at 28 December 2003 £m	As at 29 December 2002 £m
Profit and loss reserve excluding pension reserve	**150.1**	188.5
Pension reserve	**(248.1)**	(163.1)
Profit and loss reserve	**(98.0)**	25.4

Company

The Company contributes to a number of the Group's defined benefit pension schemes and is the sponsoring company for the Trinity Mirror plc Retirement Plan. As the Group's pension schemes operate for employees of a number of Trinity Mirror companies, the Company is unable to identify its share of the underlying assets/liabilities of the remaining schemes. Under FRS 17 the actual cost of providing pensions to the Company is charged to the profit and loss account as incurred during the year.

The pension cost charged to the Company's profit and loss account in 2003 is £0.4 million (2002: £0.5 million).

The market value of assets in the Company's scheme and the expected rates of return on each class of assets are:

	Expected rate of return at 28 December 2003 (%)	Market value at 28 December 2003 £m	Expected rate of return at 29 December 2002 (%)	Market value at 29 December 2002 £m	Expected rate of return at 30 December 2001 (%)	Market value at 30 December 2001 £m
UK equities	8.50	2.9	8.40	2.8	7.90	3.3
US equities	8.50	–	8.40	0.3	7.90	–
Other overseas equities	8.50	1.2	8.70	0.8	8.10	1.3
Property	8.40	–	6.50	0.1	6.90	0.2
Corporate bonds	5.30	0.4	5.60	–	5.75	–
Fixed-interest gilts	4.80	–	4.50	0.9	5.00	0.8
Index-linked gilts	4.80	3.3	9.50	–	5.00	–
Cash	3.80	0.7	4.30	1.6	4.50	0.3
		8.5		**6.5**		**5.9**

The financial assumptions used in calculating the Company scheme's liabilities are the same as those used for the Group scheme liabilities as detailed above.

24 Pensions (continued)

The overall net deficit between the assets of the Company's defined benefit pension scheme and the actuarial liabilities of that scheme at 28 December 2003 is as follows:

	Total as at 28 December 2003 £m	Total as at 29 December 2002 £m	Total as at 30 December 2001 £m
Fair value of scheme's assets	8.5	6.5	5.9
Actuarial value of scheme's liabilities	(12.4)	(10.6)	(5.7)
Scheme (deficits)/surpluses	(3.9)	(4.1)	0.2
Deferred tax	1.2	1.2	(0.1)
Net scheme's (liabilities)/assets	**(2.7)**	**(2.9)**	**0.1**

The movement in the deficit during the year is analysed below:

	52 weeks to 28 December 2003 £m	52 weeks to 29 December 2002 £m
Opening (deficit)/surplus in the scheme	**(4.1)**	0.2
Current service cost	**(0.4)**	(0.5)
Contributions	**1.5**	1.9
Finance (charge)/income	**(0.1)**	0.2
Actuarial losses	**(0.8)**	(5.9)
Closing deficit in the pension scheme	**(3.9)**	(4.1)

The profit and loss reserve is analysed below:

	As at 28 December 2003 £m	As at 29 December 2002 £m
Profit and loss reserve excluding pension reserve	**243.2**	229.3
Pension reserve	**(2.7)**	(2.9)
Profit and loss reserve	**240.5**	226.4

25 Called-up share capital

	2003 Number	2003 £m	2002 Number	2002 £m
Authorised				
Ordinary shares of 10p each	**450,000,000**	**45.0**	450,000,000	45.0

	2003 Number	2003 £m	2002 Number	2002 £m
Allotted, called-up and fully paid ordinary shares of 10p each				
At 30 December 2002	**291,707,760**	**29.2**	291,218,992	29.1
Issued on exercise of options	**2,099,188**	**0.2**	488,768	0.1
At 28 December 2003	**293,806,948**	**29.4**	291,707,760	29.2

£9.1 million was raised in 2003 (2002: £2.0 million) on the exercise of share options, including share premium of £8.9 million (2002: £2.0 million).

Notes to the financial statements

continued

25 Called-up share capital (continued)

Share option schemes

Under the terms of the Group's various share option schemes, the following options to subscribe for ordinary shares were outstanding:

Scheme	Grant dates	Number of shares	Exercise prices	Exercise dates
Executive	1994-1996	83,813	294p-438p	Apr 1997-Sept 2006
Savings-related	1997-2002	4,190,189	314p-428p	Dec 2000-Jun 2006
Executive approved	1997-1999	247,204	426p-620p	May 2000-Dec 2009
Executive unapproved	1996-1999	1,146,649	353p-620p	Jan 1999-Dec 2009
Mirror Group Savings Related (Rollover)	1996	10,015	358p	Aug 2001-Feb 2004
Mirror Group Executive Share Option Scheme (Rollover)	1994-1999	100,674	369p-437p	Apr 1997-Mar 2005
TM Exec Approved	2000-2003	1,029,694	396p-544p	May 2003-Aug 2013
TM Exec Unapproved	2000-2003	7,736,744	396p-544p	May 2003-Aug 2013

In accordance with UITF 38 Accounting for ESOP Trusts the assets and liabilities of the employee benefit trust administered by the trustee, Kleinwort Benson (Guernsey) Trustees Limited, have been brought into the balance sheet of the Group. The Trust holds the shares of the Company for subsequent transfer to employees under a restricted share plan. At 28 December 2003 the Trust held 90,855 (2002: 90,855) shares, with a carrying value of £369,700 (2002: £369,700) and a market value of £506,971 (2002: £376,140) in the Company of which £nil (2002: £nil) had options granted over them under the restricted share plan. These shares have been excluded from the weighted average number of shares used in the calculation of earnings per share.

Dividends on the shares are payable at an amount of 0.01 pence per share. The costs associated with the Trust are included in the profit and loss account as they accrue. The lowest price of the shares during the year was 361.5p and the highest price was 572.5p. The share price as at 28 December 2003 was 558.0p.

26 Share premium account	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
At 30 December 2002	**1,080.6**	1,078.7	**1,080.6**	1,078.7
Premium on other ordinary shares allotted in the year	**8.9**	1.9	**8.9**	1.9
At 28 December 2003	**1,089.5**	1,080.6	**1,089.5**	1,080.6

27 Other reserves	Group revaluation reserve £m	Group profit and loss account £m	Company profit and loss account £m
At 30 December 2002 (as restated)	5.0	25.0	226.4
Transfer of retained loss for the year	–	(40.3)	14.6
Other net recognised gains and losses in the period	–	(82.3)	(0.5)
Effect of share options expensed by parent company	–	(0.4)	–
At 28 December 2003	**5.0**	**(98.0)**	**240.5**

Cumulative goodwill written off to reserves in respect of continuing businesses acquired prior to 1998 is £25.9 million (2002: £25.9 million).

28 Contingent liabilities

The Company has undertaken to provide financial support as required by, and has guaranteed the borrowings of, a number of its subsidiaries. At 28 December 2003 this amounted to £69.1 million (2002: £81.0 million).

29 Related party transactions

The Group traded with the following associated undertakings and joint ventures: The Press Association Limited, All 4U Limited, Fish 4 Limited and Scottish Opinion Limited. This trade generated sales of £nil (2002: £nil) and costs for services provided of £1.5 million (2002: £1.8 million). Financial support of £2.2 million (2002: £2.2 million) was provided during the period. The amounts outstanding at the year end amounted to £nil (2002: £nil) owed by associated undertakings and £nil (2002: £nil) owed to associated undertakings.

30 Post-balance sheet events

On 15 January 2004, the Group disposed of its Irish subsidiaries for cash consideration of £46.3 million, realising an estimated profit of £1.4 million.

On 8 January 2004, the Group disposed of its Motorcycle Show business at book value for a cash consideration of £0.2 million.

31 Consolidated cash flow statement

The following information is supplementary to the consolidated cash flow statement:

a) Reconciliation of operating profit to net cash flow from operating activities	2003 Total £m	2002 Total £m
Operating profit	**100.5**	59.8
Depreciation	**43.3**	43.1
Amortisation/impairment of goodwill and publishing rights and titles	**102.5**	128.3
Profit on disposal of fixed assets	**(0.7)**	(1.1)
Decrease in stocks	**0.3**	1.4
Increase in trade and other debtors and prepayments	**(6.3)**	(1.0)
Decrease/(increase) in trade and other creditors and accruals	**5.6**	(19.5)
Adjustment for pension funding	**1.0**	8.0
Net cash inflow from operating activities	**246.2**	219.0

b) Analysis of net debt	At 30 December 2002 £m	Cash flow £m	Loans repaid £m	Other non-cash changes £m	At 28 December 2003 £m
Cash at bank and in hand	40.0	(5.7)	–	–	34.3
Bank overdrafts	(23.8)	4.5	–	–	(19.3)
Net cash balances	16.2	(1.2)	–	–	15.0
Debt due within one year	(42.9)	–	19.8	(14.9)	(38.0)
Debt due after one year	(599.1)	–	29.3	14.9	(554.9)
Finance leases	(40.3)	13.1	–	–	(27.2)
Bank loans, loan notes and finance leases	(682.3)	13.1	49.1	–	(620.1)
Net debt	**(666.1)**	**11.9**	**49.1**	**–**	**(605.1)**

Notes to the financial statements

continued

31 Consolidated cash flow statement (continued)

c) Reconciliation of net cash flow to movement in net debt	2003 £m	2002 £m
Decrease in cash in the year	**(1.2)**	(18.1)
Cash outflow movement in debt and lease financing	**62.2**	87.0
Change in net debt resulting from cash flows	**61.0**	68.9
Movement in net debt in the year	**61.0**	68.9
Net debt at 29 December 2002	**(666.1)**	(735.0)
Net debt at 28 December 2003	**(605.1)**	(666.1)

32 Sale of subsidiary undertaking

The Group disposed of its subsidiary undertaking Wheatley Dyson & Son Limited in February 2003. The results of the company up to the date of disposal are included within continuing operations.

	2003 £m
Net assets disposed of	**0.0**
Costs of disposal	**0.0**
Profit on disposal	**0.1**
Satisfied by:	
Cash consideration	**0.1**

33 Restatement of comparatives

a) Arrow Interactive

Turnover and net operating expenses have been restated to reflect Arrow Interactive revenues net of commissions payable (previously disclosed as operating expenses) to third parties. This change in accounting policy has no impact on the Group operating profit for 2003 or 2002.

As a result of this change in accounting policy, the comparatives have been restated as follows:

Consolidated Profit and Loss Account	Turnover £m	Net operating expenses £m
Year to 29 December 2002 reported	1,092.2	1,032.4
Change in revenue recognition policy	*(2.9)*	*(2.9)*
2002 restated	1,089.3	1,029.5

The effect of this change in accounting policy in 2003 was a reduction in turnover of £4.1 million and a reduction in net operating expenses of £4.1 million.

33 Restatement of comparatives (continued)

b) UITF 38 Accounting for ESOP Trusts

Shares held within Employee Share Option Schemes are dealt with in the balance sheet as a deduction from shareholders' funds.

As a result of this change in accounting policy, the comparatives have been restated as follows:

Consolidated Balance Sheet	Fixed asset investments £m	Shareholders' funds £m
At 29 December 2002 reported	0.5	1,140.2
Reclassification of ESOP shares to shareholders' funds	(0.4)	(0.4)
2002 restated	0.1	1,139.8

Principal subsidiaries and associated undertakings

Name of entity and country of registration and operation	Principal activity	Portion of ordinary shares held %
Subsidiary undertakings		
United Kingdom		
Century Press and Publishing Limited – disposed of 15 January 2004	Newspaper publishing	100.00
The Chester Chronicle and Associated Newspapers Limited	Newspaper publishing	100.00
The Derry Journal Limited – disposed of 15 January 2004	Newspaper publishing	100.00*
Examiner News & Information Services Limited	*Newspaper publishing*	*100.00*
Gazette Media Company Limited	Newspaper publishing	100.00
Inside Communications Limited	Magazines and exhibitions	100.00
Trinity Mirror North West & North Wales Limited	Newspaper publishing	100.00
AMRA Limited	National advertising saleshouse	100.00
MGN Limited	Newspaper publishing	100.00
Midland Newspapers Limited	Newspaper publishing	100.00
Mirror Colour Print Limited	Contract printers	100.00
Mirror Colour Print (Oldham) Limited	Contract printers	100.00
Mirror Colour Print (Watford) Limited	Contract printers	100.00
Mirror Group Limited	Holding company	100.00*
Newcastle Chronicle and Journal Limited	Newspaper publishing and commercial contract printers	100.00
Raceform Limited	Newspaper publishing	100.00
Scottish Daily Record and Sunday Mail Limited	Newspaper publishing	100.00
Scottish and Universal Newspapers Limited	Newspaper publishing	100.00
Trinity Mirror Southern Limited	Newspaper publishing	100.00
Trinity Mirror Regionals plc	Holding company	100.00*
Trinity Publications Limited	Magazine publishing	100.00
Western Mail & Echo Limited	Newspaper publishing	100.00
Republic of Ireland		
The Donegal Democrat Limited – disposed of 15 January 2004	Newspaper publishing	100.00

*Direct subsidiaries of Trinity Mirror plc as at 28 December 2003

Associated undertakings		
All4U Limited (trading through Jobs4U Limited)	Internet sites	25.00
The Press Association Limited	News agency	21.54

Group Five-Year Summary

	2003 £m	2002[4] (restated) £m	2001[3] (restated) £m	2000[2,3] (restated) £m	1999[1,3] (restated) £m
Profit and loss account					
Turnover	**1,095**	1,089	1,131	1,080	596
Operating profit before exceptional items	**213**	191	191	201	112
Operating profit after exceptional items					
Continuing operations	**101**	59	23	166	58
Acquisitions	**–**	–	–	–	47
Discontinued operations	**–**	–	–	1	(1)
	101	59	23	167	104
Share of exceptional item of associated undertaking	**–**	–	–	17	1
Share of associated undertakings	**1**	2	–	–	–
Net interest payable	**(38)**	(43)	(49)	(47)	(19)
Other finance income	**(3)**	6	11	–	–
Profit before disposal of businesses and taxation	**61**	24	(15)	137	86
Sale or termination of businesses	**–**	2	1	165	(5)
Profit before taxation	**61**	26	(14)	302	81
Taxation	**(47)**	(46)	(42)	(47)	(28)
Profit for the financial year	**14**	(20)	(56)	255	53
Ordinary dividends	**(54)**	(51)	(51)	(51)	(46)
Retained (loss)/profit transferred to reserves	**(40)**	(71)	(107)	204	7

	pence	pence	pence	pence	pence
Underlying earnings per share	**41.1**	37.1	36.5	38.1	33.5
Exceptional items	**(36.5)**	(43.7)	(55.6)	49.9	(5.1)
Earnings per share – basic	**4.6**	(6.6)	(19.1)	88.0	28.4
Dividends per share	**18.3**	17.6	17.6	17.6	16.0
Balance sheet					
Intangible assets	**1,622**	1,725	1,867	2,018	1,782
Tangible fixed assets	**401**	390	390	404	433
Other assets and liabilities	**(392)**	(309)	(177)	(192)	(180)
	1,631	1,806	2,080	2,230	2,035
Less net borrowings	**(605)**	(666)	(735)	(768)	(779)
Net assets	**1,026**	1,140	1,345	1,462	1,256
Capital and reserves	**1,026**	1,140	1,345	1,462	1,256

(1) Includes the impact of the acquisition of Mirror Group on 6 September 1999.
(2) Includes the impact of the acquisition of Southnews plc in November 2000 and the disposal of Belfast Telegraph in July 2000.
(3) *1999 and 2000 have been restated for the adoption of FRS 19 Deferred Taxation and 2001 has been restated for the adoption of FRS 17 Retirement Benefits.*
(4) Includes the restatement of ESOP shares in accordance with UITF 38 Accounting for ESOP Trusts.

Designed and produced by Merchant
Photography by Richard Foster
Printed by Butler & Tanner

Trinity Mirror plc
Registered Office:
One Canada Square
Canary Wharf
London E14 5AP

T 020 7293 3000
F 020 7293 3405
www.trinitymirror.com

Company number: 82548